   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 25, 1997

                                            REGISTRATION STATEMENT NO. 333-

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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                ---------------
                                   FORM S-4
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                                ---------------
                              THE KRYSTAL COMPANY
                             KRYSTAL AVIATION CO.
                        KRYSTAL AVIATION MANAGEMENT CO.
           (EXACT NAME OF REGISTRANTS AS SPECIFIED IN THEIR CHARTER)

                                     4812                  62-0264140
    TENNESSEE                                              62-1018532
                                                           62-1412360
    TENNESSEE
    TENNESSEE                                           (I.R.S. EMPLOYER
                         (PRIMARY STANDARD INDUSTRIAL IDENTIFICATION NO.) (STATE OR OTHER JURISDICTION OF
 INCORPORATION OR ORGANIZATION)
                          CLASSIFICATION CODE NUMBER)

                               ONE UNION SQUARE
                         CHATTANOOGA, TENNESSEE 37402
                           (TELEPHONE: 423-757-1550)
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                ---------------

                               PHILIP H. SANFORD
                     CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                              THE KRYSTAL COMPANY
                               ONE UNION SQUARE
                         CHATTANOOGA, TENNESSEE 37402
                           (TELEPHONE: 423-757-1550)

                                ---------------
                                  COPIES TO:
                         A. ALEXANDER TAYLOR II, ESQ.
                                MILLER & MARTIN
                            1000 VOLUNTEER BUILDING
                              832 GEORGIA AVENUE
                         CHATTANOOGA, TENNESSEE 37402
                           (TELEPHONE: 423-756-6600)
                                ---------------

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

  If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [_]

                        CALCULATION OF REGISTRATION FEE
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
                                                              PROPOSED       PROPOSED
                                                              MAXIMUM        MAXIMUM
                                                AMOUNT       AGGREGATE      AGGREGATE      AMOUNT OF
  TITLE OF EACH CLASS OF SECURITIES TO BE       TO BE          PRICE         OFFERING     REGISTRATION
                 REGISTERED                   REGISTERED      PER NOTE       PRICE(1)         FEE
------------------------------------------------------------------------------------------------------
 10 1/4% Senior Notes due 2007............   $100,000,000       100%       $100,000,000     $30,303
------------------------------------------------------------------------------------------------------
 Subsidiary Guarantees of 10 1/4% Senior
  Notes Due 2007 (2)......................       --             --             --             --

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(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(f) under the Securities act of 1933.
(2) Pursuant to Rule 457(n), no separate registration fee is payable with respect to the subsidiary guarantees.

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

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

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                     Subject to Completion, Dated    , 1997
PROSPECTUS

                              THE KRYSTAL COMPANY

                               OFFER TO EXCHANGE
                10 1/4% SENIOR NOTES DUE 2007 ("EXCHANGE NOTES")
                          FOR ANY AND ALL OUTSTANDING
                10 1/4% SENIOR NOTES DUE 2007 ("PRIVATE NOTES")

                                  -----------
 [LOGO OF THE KRYSTAL COMPANY APPEARS HERE]

  THE EXCHANGE OFFER WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME ON          ,
1997 UNLESS EXTENDED.

  The Krystal Company, a Tennessee corporation and the successor to TKC Acquisition Corp. (the "Company"), hereby offers, upon the terms and subject to the conditions set forth in this Prospectus (the "Prospectus") and in the accompanying Letter of Transmittal (the "Letter of Transmittal," which together with the Prospectus constitute the "Exchange Offer"), to exchange its 10 1/4% Senior Notes due 2007 (the "Exchange Notes"), which have been registered under the Securities Act of 1933, as amended (the "Securities Act"), pursuant to a registration statement of which this Prospectus is a part (together with all amendments and exhibits thereto, the "Registration Statement"), for an equal principal amount of its outstanding 10 1/4% Senior Notes due 2007 (the "Private Notes"), of which $100 million aggregate principal amount was issued on September 26, 1997 and is outstanding on the date hereof. The Exchange Notes and the Private Notes are sometimes collectively referred to herein as the "Notes." The terms of the Exchange Notes are identical in all material respects to those of the Private Notes, except for certain transfer restrictions and registration rights relating to the Private Notes. The Exchange Notes will be issued pursuant to, and be entitled to the benefits of, an Indenture, dated as of September 26, 1997 (as supplemented by the Supplemental Indenture No. 1 dated as of September 26, 1997) (the "Indenture").

  The Exchange Notes mature on October 1, 2007. Interest on the Exchange Notes will be payable semi-annually on April 1 and October 1 of each year, commencing April 1, 1998. The Exchange Notes will be redeemable on or after April 1, 2002 at the option of the Company, in whole or in part, at the redemption prices set forth herein, plus accrued and unpaid interest, if any, to the date of redemption. Subject to certain requirements, on or prior to April 1, 2000, the Company may redeem up to 35% of the original principal amount of the Notes with the net proceeds of one or more Public Equity Offerings, at a redemption price of 110.25% of the principal amount thereof plus accrued and unpaid interest thereon, if any, to the date of redemption. Upon a Change of Control (as defined herein), holders of the Exchange Notes will have the right to require the Company to purchase all or a portion of the Exchange Notes at a price equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of purchase. See "Description of the Notes."

  The Exchange Notes will be senior unsecured obligations of the Company and will rank pari passu in right of payment with all existing and future senior unsecured indebtedness of the Company and senior in right of payment to all existing and future subordinated indebtedness of the Company. In addition, the payment obligations of the Company under the Exchange Notes will be jointly and severally guaranteed (the "Guarantees") by each of the Company's existing subsidiaries and each of the Company's future subsidiaries (collectively, the "Guarantors"). Each Guarantee will be a senior unsecured obligation of the applicable Guarantor and will rank pari passu in right of payment with all existing and future senior unsecured indebtedness of such Guarantor and senior in right of payment to all existing and future subordinated indebtedness of such Guarantor. The Exchange Notes and the Guarantees will be effectively subordinated to all existing and future secured obligations of the Company and the Guarantors. As of September 28, 1997, after giving effect to the Financing (as defined herein), the outstanding indebtedness of the Company (including capital lease obligations), on a consolidated basis, would have been approximately $116.0 million, of which approximately $16.0 million would have been secured indebtedness. See "Pro Forma Capitalization" and "Description of the Notes."

                                  -----------

  SEE "RISK FACTORS" COMMENCING ON PAGE 15 FOR CERTAIN INFORMATION THAT SHOULD BE CONSIDERED IN CONNECTION WITH THE EXCHANGE OFFER AND AN INVESTMENT IN THE EXCHANGE NOTES.

                                  -----------

THESE  SECURITIES HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE  SECURITIES AND
 EXCHANGE  COMMISSION  OR   ANY  STATE  SECURITIES  COMMISSION   NOR  HAS  THE
  SECURITIES  AND EXCHANGE  COMMISSION  OR  ANY  STATE SECURITIES  COMMISSION
   PASSED  UPON   THE  ACCURACY   OR  ADEQUACY   OF  THIS   PROSPECTUS.  ANY
   REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                      This Prospectus is dated      , 1997

[continued from front cover]

  The Company will accept for exchange any and all validly tendered Private
Notes not withdrawn prior to 5:00 p.m., New York City time, on        , 1997,
unless the Exchange Offer is extended by the Company in its sole discretion (the "Expiration Date"). Tenders of Private Notes may be withdrawn at any time prior to the Expiration Date. Private Notes may be tendered only in integral multiples of $1,000. The Exchange Offer is not conditioned upon any minimum principal amount of Private Notes being tendered for exchange, but is subject to certain customary conditions. In the event the Company terminates the Exchange Offer and does not accept for exchange any Private Notes, the Company will promptly return all previously tendered Private Notes to the holders thereof. See "The Exchange Offer."

  The Exchange Notes are being offered hereunder in order to satisfy certain obligations of the Company under the Registration Rights Agreement, dated as of September 26, 1997 (the "Registration Rights Agreement"), between the Company and a certain institutional accredited investor. Based on interpretations by the staff of the Securities and Exchange Commission (the "Commission") set forth in no-action letters issued to third parties, the Company believes that the Exchange Notes issued pursuant to the Exchange Offer in exchange for the Private Notes may be offered for resale, resold and otherwise transferred by a holder thereof (other than (i) a broker-dealer who purchased such Private Notes directly from the Company to resell pursuant to Rule 144A or any other available exemption under the Securities Act or (ii) a person that is an affiliate of the Company within the meaning of Rule 405 under the Securities Act), without compliance with the registration and prospectus delivery requirements of the Securities Act; provided that the holder is acquiring Exchange Notes in the ordinary course of its business and is not participating, does not intend to participate, and has no arrangement or understanding with any person to participate, in the distribution of the Exchange Notes. Holders of Private Notes wishing to accept the Exchange Offer must represent to the Company that such conditions have been met. Each broker-dealer that receives Exchange Notes for its own account in exchange for Private Notes, where such Private Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such Exchange Notes. The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. The Company has agreed that, for a period of one year after the Expiration Date, it will make this Prospectus available to any broker-dealer for use in connection with any such resales. See "Plan of Distribution." The Company believes that none of the registered holders of the Private Notes is an affiliate (as such term is defined in Rule 405 under the Securities Act) of the Company.

  The Private Notes have been designated eligible for trading by qualified institutional investors in the Private Initial Offerings, Resales and Trading through Automated Linkages ("PORTAL") Market of the National Association of Securities Dealers (the "NASD"). The Company does not intend to apply for listing of the Exchange Notes on any securities exchange or to seek approval through any automated quotation system. There can be no assurance regarding the future development of a market for the Exchange Notes, or the ability of holders of the Exchange Notes to sell their Exchange Notes or the price at which such holders may be able to sell their Exchange Notes. If such a market were to develop, the Exchange Notes could trade at prices that may be higher or lower than the initial public offering price depending on many factors, including prevailing interest rates, the Company's operating results and the market for similar securities. See "Risk Factors--Lack of a Public Market for the Notes."

  Holders of Private Notes whose Private Notes are not tendered and accepted in the Exchange Offer will continue to hold such Private Notes and will be entitled to all the rights and preferences and will be subject to the existing restrictions upon transfer thereof and the Company will not have any further obligation to such holders to provide for the registration under the Securities Act of the Private Notes held by them.

  The Company will not receive any proceeds from, and has agreed to bear all registration expenses of, the Exchange Offer. No underwriter is being used in connection with the Exchange Offer. See "The Exchange Offer--Resale of the Exchange Notes."

  No dealer, salesperson or other individual has been authorized to give any information or to make any representations other than those contained in this Prospectus or any accompanying Prospectus Supplement and, if given or made, such information or representations must not be relied upon as having been authorized by the

Company, or any underwriter, agent or dealer. Neither the delivery of this Prospectus or any such Prospectus Supplement nor any resale made thereunder shall, under any circumstance, create an implication that there has been no change in the affairs of the Company since the date hereof or thereof. This Prospectus and any such related Prospectus Supplement do not constitute an offer to sell or a solicitation or an offer to buy any of the securities offered hereby in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.

                               ----------------

  THIS PROSPECTUS INCLUDES "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF THE SECURITIES LAWS. ALL STATEMENTS REGARDING THE COMPANY'S EXPECTED FINANCIAL POSITION, BUSINESS AND FINANCING PLANS ARE FORWARD-LOOKING STATEMENTS. ALTHOUGH THE COMPANY BELIEVES THAT THE EXPECTATIONS REFLECTED IN SUCH FORWARD-LOOKING STATEMENTS ARE REASONABLE, IT CAN GIVE NO ASSURANCE THAT SUCH EXPECTATIONS WILL PROVE TO HAVE BEEN CORRECT. IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM SUCH EXPECTATIONS ("CAUTIONARY STATEMENTS") ARE DISCLOSED IN THIS PROSPECTUS, INCLUDING, WITHOUT LIMITATION, THE INFORMATION UNDER "RISK FACTORS," "MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" AND "BUSINESS." ALL SUCH FORWARD-LOOKING STATEMENTS ARE EXPRESSLY QUALIFIED IN THEIR ENTIRETY BY THE CAUTIONARY STATEMENTS.

                               ----------------

  THE EXCHANGE OFFER IS NOT BEING MADE TO, NOR WILL THE COMPANY ACCEPT SURRENDERS FOR EXCHANGE FROM, HOLDERS OF PRIVATE NOTES IN ANY JURISDICTION IN WHICH THE EXCHANGE OFFER OR THE ACCEPTANCE THEREOF WOULD NOT BE IN COMPLIANCE WITH THE SECURITIES OR BLUE SKY LAWS OF SUCH JURISDICTION.

                             AVAILABLE INFORMATION

  This Prospectus constitutes a part of an exchange offer Registration Statement on Form S-4 filed by the Company with the Commission under the Securities Act with respect to the Exchange Notes. This Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Reference is made to such Registration Statement and to the exhibits relating thereto for further information with respect to the Company and the Exchange Notes. Any statement contained herein concerning the provisions of certain documents are not necessarily complete, and in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement for a more complete description of the matter involved. Each such statement is qualified in its entirety by such reference.

  As the result of the filing of the Registration Statement with the Commission, the Company will be subject to the informational requirements of the Securities and Exchange Act of 1934, as amended (the "Exchange Act") and in accordance therewith will be required to file with or furnish to the Commission certain reports and other information. The Registration Statement, the exhibits and schedules thereto, reports and other information filed with or furnished to the Commission by the Company may be inspected at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, or at its regional offices located at Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, New York, New York 10048. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549. Additionally, the Commission maintains a Web site on the Internet (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that submit electronic filings to the Commission, including the Company.

  Pursuant to the Indenture, the Company has agreed, whether or not required by the rules and regulations of the Commission, to file with the Commission and to furnish to the Trustee (as defined herein) and to registered holders of the Notes, without cost to the Trustee or such registered holders, reports and other information as it would be required to file with the Commission if the Company were subject to the reporting requirements of the Exchange Act. The financial statements contained in such reports will be audited and reported upon by certified public accountants.

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial data included or incorporated by reference in this Prospectus.

                                  THE COMPANY

  The Company develops, operates and franchises quick-service restaurants ("QSRs") featuring its signature "KRYSTAL(R)" hamburger. The Company, which was founded in Chattanooga, Tennessee in 1932, is among the earliest QSR chains in the United States. The Company's restaurant system includes three formats: (i) full-size restaurants operating under the name Krystal ("FSRs"); (ii) double drive-thru restaurants operating under the name Krystal Kwik ("DDRs"); and
(iii) restaurants in non-traditional locations such as convenience stores ("NTRs," and collectively with FSRs and DDRs, the "Krystal Restaurants"). As of September 28, 1997, the Company operated 238 FSRs and 11 DDRs in the southeastern United States comprised of 134 owned locations and 115 leased properties. The Company began franchising Krystal Restaurants in 1990 and as of September 28, 1997, franchisees operated 39 FSRs, 35 DDRs and 21 NTRs. For the 52-week period ended September 28, 1997, the Company generated total revenues of $248.0 million and EBITDA of $20.7 million from the 344 restaurants in its system.

  Krystal Restaurants feature a menu of distinctive and widely-known products that have become integral to the Krystal identity. The Company's signature menu item is the KRYSTAL--a small, square hamburger with steamed-in onion flavor served hot and fresh off the grill (the "KRYSTAL"). The KRYSTAL is currently priced in substantially all of the Company's owned and franchised restaurants at $0.49. Offering 24-hour service in most locations, the Company believes that its convenience and speed of service, everyday low pricing and recognizable products are the primary competitive advantages of Krystal Restaurants. The Company has presented itself as a clean, quick purveyor of fast-food for 65 years. With deep Southern roots and a long tradition of offering the unique KRYSTAL hamburger, the Company has created a dedicated core of repeat customers who view Krystal as a "destination" restaurant.

  On September 26, 1997 (effective September 29, 1997 for accounting purposes), the Company was acquired by Port Royal Holdings Inc. ("Holdings") (the "Acquisition"). At the closing of the Acquisition, TKC Acquisition Corp. ("TKC"), a wholly-owned subsidiary of Holdings, was merged with and into the Company (the "Merger"), and the Company as the surviving corporation retained the name "Krystal." The Company has developed a strategic plan to increase revenues and profits. The Company's strategy is, among other things, to (i) significantly reduce general and administrative expenses that new Company management believes have exceeded industry averages in recent years;
(ii) expand selectively in existing and contiguous markets to benefit from advertising and distribution efficiencies; (iii) centralize vendor solicitation, which the Company believes will improve purchasing power and reduce restaurant sales costs; and (iv) capitalize on the significant brand awareness enjoyed by Krystal Restaurants, especially that associated with the KRYSTAL, to increase restaurant revenue.

  The National Restaurant Association (the "Association"), an independent research organization, projects QSR revenues to exceed $103.5 billion in 1997, representing growth of 5.3% over 1996, outpacing projected growth in the restaurant industry of 4.2% over the same period. As the dominant category representing 48% of the QSR segment, the hamburger category is projected by Cahners Bureau of Foodservice Research ("Cahners") to grow 6.6% in 1997. The Company believes that it is well-positioned to take advantage of the anticipated growth in the QSR segment in general and the hamburger category in particular. According to a 1996 Association consumer survey, approximately 66% of adult food consumers dine "away from home" to receive flavor and taste sensations that cannot be easily duplicated at home. Consequently, restaurants offering a unique product with quick service at reasonable prices enjoy a distinct competitive advantage.

                               COMPANY STRENGTHS

  STRONG BRAND NAME RECOGNITION. Krystal Restaurants operate under one of the most highly recognized brand names in the Southeast QSR market. The Krystal name is synonymous with the unique KRYSTAL, a small, square hamburger with a steamed-in onion flavor served hot and fresh off the grill. The Company has been offering quick, friendly service and unique food products at everyday low prices for more than 65 years. The Company's long-standing market presence and brand name recognition have generated strong consumer loyalty, making it a part of the fabric of life in the South.

  UNIQUE KRYSTAL MENU. In addition to the signature KRYSTAL, Krystal Restaurants offer other unique items such as "Krystal Chili," "Chili Pups," "Corn Pups," "Chili Cheese Fries" and the "Sunriser," a specialty breakfast sandwich.

  EVERYDAY LOW PRICES. The Company believes that it offers its high-quality hamburgers at a lower price than the leading QSR hamburger chains. The KRYSTAL, the Company's namesake product, is currently priced at $0.49 ($0.59 with cheese) at substantially all Krystal Restaurants. The everyday low prices have encouraged customers to purchase the product by the "sackful" (an average of three to four KRYSTALS per customer). Such consistent volume purchasing supports an average check size of $3.77 and $4.09 in company-owned FSRs and DDRs, respectively.

  CONCENTRATED MARKET PRESENCE. As of September 28, 1997, the Company had a total of 344 Company-owned and franchised restaurant locations spread throughout the southeastern United States. By virtue of the size and regional concentration of this restaurant system, the Company is able to leverage its marketing and advertising expenses and benefit from distribution efficiencies. The Company's regional concentration has created media efficient markets. The Company believes that these media efficient markets, or designated market areas ("DMAs"), generate synergies in the area of brand name recognition.

  STRENGTH OF THE SOUTHEAST MARKET. According to the Association, growth in the QSR industry is strongly correlated with factors such as population and income growth. Krystal Restaurants are located in the following ten states: Georgia, Tennessee, Alabama, Florida, Mississippi, Kentucky, Arkansas, North and South Carolina and Louisiana. The Association classifies these states under the South Atlantic and East South Central regions and predicts that, for the foreseeable future, both regions will experience population and personal income growth exceeding that of the United States as a whole. The Company's DMAs are projected to experience population growth of 1.5% and real personal income growth of 2.9% versus the projected national averages of 1.0% and 2.3%, respectively. Considering the strength of the Southeast market, the Company is well-positioned to benefit from these trends.

  STRONG FRANCHISE PROGRAM. The Company began franchising Krystal Restaurants in 1990, and as of September 28, 1997 had 95 franchised restaurants, representing over 27.6% of its total restaurant system. The Company believes that it enjoys strong relationships with its franchisees. The demand for Krystal franchises has grown steadily since the inception of the franchise program. The number of franchise locations has increased at a compound annual growth rate of 29.4% from 28 in December 1992 to 95 as of September 28, 1997. As of the same date, the Company was in various stages of negotiation to add as many as 51 additional units by the end of 1997. For the first nine months of 1997, the Company opened seven new franchised restaurants and from existing commitments expects to open an additional nine restaurants by the end of 1997.

  SUBSTANTIAL OWNED PROPERTIES. Over 53.8% of the Company's restaurants are owned rather than leased, providing a significant asset base.

  NEW MANAGEMENT TEAM. Immediately following the Acquisition, the Company named Philip H. Sanford, as Chairman and Chief Executive Officer, and James F. Exum, Jr., as President and Chief Operating Officer. Both Mr. Sanford and Mr. Exum also serve as directors of the Company.

  . PHILIP H. SANFORD. For the previous six years, Mr. Sanford was the Senior
   Vice President, Finance and Administration of Coca-Cola Enterprises Inc. ("CCE"), the world's largest marketer, distributor and producer of bottled and canned beverage products of The Coca-Cola Company. Mr. Sanford's responsibilities included Human Resources, Treasury, Corporate Finance, Risk Management, Internal Audit and Investment Management. As one of the four principal executive officers of CCE, Mr. Sanford was significantly involved in developing and implementing that company's broad corporate strategy, with a particular focus on administrative management, financial policy and acquisitions. Mr. Sanford was a senior executive with Johnston Coca-Cola Bottling Group until it merged with CCE in 1991.

  . JAMES F. EXUM, JR. Mr. Exum has served as President and Chief Executive
   Officer of Pennant Foods Corp., which owns and operates 75 Wendy's restaurants, since 1995. From 1991 to 1995, Mr. Exum served as President and Chief Executive Officer of Southern California Food Services Corp., the predecessor to Pennant Foods Corp. Mr. Exum started in the QSR hamburger industry in 1975 as a management trainee in a Chattanooga Wendy's restaurant while attending college and has held every significant position in a QSR hamburger chain.

                               BUSINESS STRATEGY

  The Company's business strategy is to cut costs, primarily at the corporate level, increase same-restaurant sales and add new restaurants, both company-owned and franchised, on a selective basis. This strategy is based on the following elements:

  SIGNIFICANTLY REDUCE COST STRUCTURE. The Company's new management has identified a number of cost savings opportunities that will improve the Company's earnings. Management believes that the Company has maintained disproportionately large corporate overhead expenses in relation to its restaurant operations. The Company plans to improve profitability by rationalizing the cost structure to bring expenses in line with industry averages. Management believes it can achieve annual cost savings in excess of $4.7 million by:

  . Reducing Headcount. During the Company's 65-year history of family-controlled management, a number of positions were created, primarily at the corporate level, which in the Company's opinion were unnecessary. The Company believes that streamlining corporate functions to resemble a head office structure similar to that of its competitors and imposing rigid expense controls will generate significant cost savings both from the reduction in headcount and the associated overhead costs.

  . Revamping Purchasing Strategy. The Company currently negotiates its purchasing contracts directly with individual product vendors. The Company also utilizes three different jobbers to warehouse and distribute the supplies purchased from its product vendors. The Company intends to centralize its purchasing by using one jobber instead of three and permitting that one jobber to conduct direct negotiations with each product vendor. The Company believes that this consolidation will allow the Company to benefit from the size and regional concentration of its restaurant system.

  . Outsourcing Selected Functions. The Company currently performs internally a variety of corporate tasks, such as certain tax functions and information systems development, that could be performed more efficiently by external sources. In the Company's opinion, certain areas of "home grown" expertise have become uneconomical to maintain considering the availability of industry specialists. Outsourcing functions will reduce the associated overhead and allow the Company to keep up with certain industry practices.

  GROWTH OPPORTUNITIES. The Company plans to develop new Krystal Restaurants in existing markets where the Company has an established presence, enabling the Company to benefit from advertising and distribution efficiencies. The Company also plans to pursue expansion into carefully selected contiguous markets to permit overlap benefits from neighboring markets with respect to advertising and brand name recognition. The Company intends to target restaurant growth in DMAs where it can achieve, or the Company has already achieved, sufficient penetration to justify television advertising.

  INCREASE FRANCHISED RESTAURANTS. The Company believes that significant opportunities exist to increase the number of franchised Krystal Restaurants. System expansion through franchising can provide significant additional revenue growth with a low level of investment by the Company. Existing and potential franchisees have expressed interest in developing Krystal Restaurants in areas inside and outside of the Company's existing and contiguous markets. The Company expects to evaluate and, where appropriate, pursue such opportunities with the intent of widening Krystal's brand name recognition at relatively low risk and cost to the Company. In the near term, franchise location selection will focus on "filling in" existing DMAs to improve market efficiencies and provide suitable support for new franchise entrants.

  ENHANCE KRYSTAL BRAND RECOGNITION. In 1996, the Company granted an exclusive worldwide license to the Jimmy Dean Foods Division of Sara Lee Corporation to manufacture, distribute and sell frozen KRYSTALS into grocery and warehouse channels. This license has a five-year term with an optional five-year renewal clause. The concept has been in test marketing since early 1997 in the Birmingham-Montgomery, Alabama and Tampa-Orlando, Florida markets. The Company's management believes there are many similar opportunities to capitalize on the Krystal brand name in venues other than restaurants.

  UPGRADE AND LEVERAGE INFORMATION TECHNOLOGY. Currently, the Company relies on various proprietary software packages installed on mainframe computers to control functions including accounting, labor scheduling, payroll and purchasing. The Company believes these applications are outdated and should be replaced with off-the-shelf programs designed specifically for the restaurant industry. Such software upgrades would require the replacement of the Company's mainframes with a client-server system. The costs associated with such software and hardware upgrades would, in the Company's opinion, be more than offset by the increased productivity of the required accounting staff, improved labor scheduling and more efficient delivery of the real-time information required by management to effectively allocate resources in making price, product and promotional decisions.

  FOCUS ON UNIQUE, QUALITY PRODUCTS AND SUPERIOR CUSTOMER SERVICE. The Company intends to refocus operations on the core values upon which the Company was founded. This involves reemphasizing quality food at everyday low prices served by a friendly staff in clean restaurants. The Company will redesign training and incentive programs to reorient staff and management toward these goals.

                                 RECENT RESULTS

  During the nine-month period ended September 28, 1997, the Company generated sales of $178.8 million, which represents an increase of 1.9% over the same period for the previous year and a 3.1% increase in company-operated same-restaurant sales. The increase in sales was primarily a result of the 6.5% growth in average check size in Company-operated restaurants to $3.78 from $3.55 for the nine-month periods ended September 28, 1997 and September 29, 1996 respectively. Operating income increased $1.6 million to $6.0 million (3.3% of sales) from $4.4 million (2.4% of sales) during the same period for the previous year.

                                THE ACQUISITION

  Pursuant to the Agreement and Plan of Merger dated as of July 3, 1997 (the "Merger Agreement"), on September 26, 1997, Holdings acquired the Company (the "Acquisition") for an aggregate purchase price equal to $108,403,276. At the closing of the Acquisition (the "Acquisition Closing"), TKC, a wholly-owned subsidiary of Holdings, merged with and into the Company (the "Merger") pursuant to the Merger Agreement and the Company as the surviving corporation retained the name "Krystal." As a result of the Acquisition and Merger, Holdings became the owner of 100% of the common stock of the Company.

  Holdings and TKC were formed to consummate the Acquisition and Merger. Of the $35.0 million of Holdings' capital stock issued in connection with the Acquisition, Philip H. Sanford, the Chairman and Chief Executive Officer of the Company, purchased $5.0 million. Holdings contributed such funds and an additional $30.0 million raised from private investors to TKC to effect the Acquisition.

  The purchase price for the Acquisition, together with $7.3 million of related fees and expenses, were funded through (i) a $35.0 million equity contribution from Holdings to TKC funded by a private equity placement (the "Equity Contribution"), (ii) borrowings under a new credit facility with SunTrust Bank, Atlanta, as agent (the "Credit Facility") and (iii) the net proceeds of the offering of the Private Notes ((i), (ii) and (iii) collectively referred to herein as the "Financing").

                               THE EXCHANGE OFFER

The Exchange Offer .....  The Company is hereby offering to exchange Exchange
                          Notes for an equal principal amount of Private Notes that are properly tendered and accepted. As of the date hereof, there is $100 million aggregate principal amount of Private Notes outstanding. See "The Exchange Offer."

                          Based on interpretations by the staff of the Commission set forth in no-action letters issued to third parties, the Company believes that the Exchange Notes issued pursuant to the Exchange Offer in exchange for Private Notes may be offered for resale, resold and otherwise transferred by a holder thereof (other than (i) a broker-dealer who purchased such Private Notes directly from the Company to resell pursuant to Rule 144A or any other available exemption under the Securities Act, or (ii) a person that is an affiliate of the Company within the meaning of Rule 405 under the Securities Act), without compliance with the registration and prospectus delivery requirements of the Securities Act; provided that the holder is acquiring Exchange Notes in the ordinary course of its business and is not participating, does not intend to participate, and has no arrangement or understanding with any person to participate, in the distribution of the Exchange Notes. Holders of Private Notes wishing to accept the Exchange Offer must represent to the Company that such conditions have been met. Each broker-dealer that receives Exchange Notes for its own account in exchange for Private Notes, where such Private Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such Exchange Notes.

                          This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of Exchange Notes received in exchange for Private Notes acquired by such broker-dealer as a result of market-making activities or other trading activities. The Letter of Transmittal that accompanies this Prospectus states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. Any holder of Private Notes who tenders in the Exchange Offer with the intention to participate in a distribution of the Exchange Notes could not rely on the above-referenced position of the staff of the Commission and, in the absence of an exemption under the Securities Act, would have to comply with the registration and prospectus delivery requirements contained therein in connection with any resale transaction. Failure to comply with such requirements in such instance could result in such holder incurring liability under the Securities Act for which the holder is not indemnified by the Company. See "The Exchange Offer-- Resale of the Exchange Notes."

Expiration Date ........  The Exchange Offer will expire at 5:00 p.m., New York
                          City time, on           , 1997, unless the Exchange
                          Offer is extended by the Company in its sole discretion, in which case the term "Expiration Date" shall mean the latest date and time to which the Exchange Offer is extended. See "The Exchange Offer-- Expiration Date; Extensions; Amendments."

Conditions to the
 Exchange Offer.........  The Exchange Offer is subject to certain customary conditions that may be waived by the Company. The Exchange Offer is not conditioned upon any minimum aggregate principal amount of Private Notes being tendered for exchange. See "The Exchange Offer-- Conditions."

Procedures for
 Tendering
Private Notes ..........  Each holder of Private Notes wishing to accept the
                          Exchange Offer must complete, sign and date the Letter of Transmittal, or a facsimile thereof, in accordance with the instructions contained herein and therein, and mail or otherwise deliver such Letter of Transmittal, or such facsimile, together with such Private Notes and any other required documentation to SunTrust Bank, Atlanta, as exchange agent (the "Exchange Agent"), at the address set forth herein. See "The Exchange Offer--Procedures for Tendering."

Special Procedures for
Beneficial Owners ......  Any beneficial owner whose Private Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender such Private Notes in the Exchange Offer should contact such registered holder promptly and instruct such registered holder to tender on such beneficial owner's behalf. If such beneficial owner wishes to tender on such beneficial owner's behalf, such owner must, prior to completing and executing the Letter of Transmittal and delivering such owner's Private Notes, either make appropriate arrangements to register ownership of the Private Notes in such owner's name or obtain a properly completed bond power form the registered holder. The transfer of registered ownership may take considerable time and may not be able to be completed prior to the Expiration Date. See "The Exchange Offer--Procedures for Tendering."

Guaranteed Delivery
 Procedures.............  Holders of Private Notes who wish to tender their
                          Private Notes and whose Private Notes are not immediately available or who cannot deliver their Private Notes, the Letter of Transmittal or any other documentation required by the Letter of Transmittal to the Exchange Agent prior to the Expiration Date must tender their Private Notes according to the guaranteed delivery procedures set forth under "The Exchange Offer--Guaranteed Delivery Procedures."

Acceptance of the Private
Notes and Delivery of the
Exchange Notes .........  Subject to the satisfaction or waiver of the conditions to the Exchange Offer, the Company will accept for exchange any and all Private Notes that are properly tendered in the Exchange Offer prior to the Expiration Date. The Exchange Notes issued pursuant to the Exchange Offer will be delivered on the earliest practicable date following the Expiration Date. See "The Exchange Offer--Terms of the Exchange Offer."

Withdrawal Rights ......  Tenders of Private Notes may be withdrawn at any time prior to the Expiration Date. See "The Exchange Offer--Withdrawal of Tenders."

Certain Tax
 Considerations.........  For a discussion of certain tax considerations relating to the Exchange Notes, see "Certain U.S. Federal Income Tax Considerations."

Exchange Agent .........  SunTrust Bank, Atlanta, is serving as the Exchange
                          Agent in connection with the Exchange Offer. SunTrust Bank, Atlanta, also serves as trustee (the "Trustee") under the Indenture.

                   SUMMARY OF THE TERMS OF THE EXCHANGE NOTES

  The Exchange Offer applies to the $100 million aggregate principal amount of the Private Notes. The form and terms of the Exchange Notes are identical in all material respects to the form and terms of the Private Notes except that
(i) the Exchange Notes will be registered under the Securities Act, and therefore will not bear legends restricting the transfer thereof and (ii) holders of the Exchange Notes will not be entitled to any of the registration rights of holders of the Private Notes under the Registration Rights Agreement. See "The Exchange Offer--Terms of the Exchange Offer." The Exchange Notes will evidence the same indebtedness as the Private Notes (which they replace) and will be issued under and entitled to the benefits of the Indenture. For further information and for definitions of certain capitalized terms, see "Description of the Notes."

Maturity Date...........  October 1, 2007

Interest Payment Dates..  Interest on the Exchange Notes will be payable semi-
                          annually commencing April 1, 1998.

Ranking.................  The Exchange Notes will be senior unsecured obligations of the Company ranking pari passu with all existing and future senior unsecured indebtedness of the Company and senior in right of payment to all existing and future subordinated indebtedness of the Company. The Exchange Notes will be effectively subordinated in right of payment to all existing and future secured indebtedness of the Company (including indebtedness incurred under the Credit Facility) to the extent of the value of the assets securing such indebtedness. As of September 28, 1997, after giving effect to the Financing and the application of the proceeds therefrom as well as outstanding letters of credit, the Company would have had $5.5 million of revolving credit availability under the Credit Facility.

Guarantees..............  The Exchange Notes will be unconditionally guaranteed on a senior basis by Krystal Aviation Co., Krystal Aviation Management Co. and all other existing and future subsidiaries of the Company (each, a "Guarantor"). The Guarantees will be general senior unsecured obligations of each Guarantor and will rank pari passu in right of payment with all existing and future senior unsecured indebtedness of each Guarantor and senior in right of payment to all existing and future subordinated indebtedness of each Guarantor. The Guarantees will be effectively subordinated in right of payment to all secured indebtedness of each Guarantor (including each Guarantor's guarantee of the Credit Facility) to the extent of the value of the assets securing such indebtedness.

Optional Redemption.....  The Exchange Notes will be redeemable, in whole or in part, at the Company's option on or after April 1, 2002, at the redemption prices set forth herein, plus accrued and unpaid interest, and Additional Interest (as defined herein), if any, to the date of redemption.

                          In addition, at any time prior to April 1, 2000, the Company may, at its option, redeem up to 35% of the aggregate principal amount of Notes originally issued with the net proceeds of one or more Public Equity Offerings (as defined herein) of the Company or of a capital contribution resulting from one or more Public Equity Offerings made by Holdings at a redemption price equal to 110.25% of the aggregate principal amount thereof together with accrued and unpaid interest and Additional Interest, if any, to the date of redemption payment; provided, however, that after such redemption the aggregate principal amount of the Notes outstanding must equal at least 65% of the aggregate principal amount of the Notes originally issued and provided, further, that such redemption shall occur within 60 days of the date of closing of such Public Equity Offering.

Mandatory Redemption....  None.

Change of Control.......  Upon a Change of Control, each holder of Exchange
                          Notes will have the right to require the Company to purchase all or any part of such holder's Exchange Notes at a purchase price in cash equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest, including Additional Interest, if any, to the date of purchase.

Certain Covenants.......  The Indenture pursuant to which the Exchange Notes will be issued (the "Indenture") contains certain covenants that limit the ability of the Company and its subsidiaries to, among other things, incur additional indebtedness, pay dividends or make certain restricted payments, consummate certain asset sales, incur liens, enter into sale and leaseback transactions, enter into certain transactions with affiliates, merge or consolidate with any other person or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of the Company's assets. In addition, under certain circumstances, the Company will be required to offer to purchase the Exchange Notes, in whole or in part, at a purchase price equal to 100% of the aggregate principal amount thereof plus accrued and unpaid interest, including Additional Interest, if any, to the date of purchase, with the net cash proceeds of certain Asset Sales (as defined herein).

                                USE OF PROCEEDS

  Neither the Company nor the Guarantors will receive any proceeds from the Exchange Offer.


                                  RISK FACTORS

  See "Risk Factors" as well as other information and data included in this Prospectus for a discussion of certain factors that should be considered in evaluating an investment in the Exchange Notes.

        SUMMARY HISTORICAL CONSOLIDATED FINANCIAL AND OTHER INFORMATION
                             (DOLLARS IN THOUSANDS)

  The information in this table should be read in conjunction with "Selected Historical Consolidated Financial Information," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and the notes thereto appearing elsewhere in this Prospectus.

                                                YEAR ENDED (1)                            NINE MONTHS ENDED
                          ---------------------------------------------------------- ---------------------------
                          JANUARY 3, JANUARY 2, JANUARY 1, DECEMBER 31, DECEMBER 29, SEPTEMBER 29, SEPTEMBER 28,
                             1993       1994       1995        1995         1996         1996          1997
                          ---------- ---------- ---------- ------------ ------------ ------------- -------------
                                            (DOLLARS IN THOUSANDS)                           (UNAUDITED)
STATEMENT OF OPERATIONS
 DATA:
Revenues:
 Restaurant sales.......   $226,302   $228,468   $239,104    $239,376     $236,470     $175,401      $178,815
 Franchise fees.........        487        533        796         618          349          171           219
 Royalties..............        774      1,157      1,880       2,420        2,778        2,021         2,232
 Other revenue..........      4,562      6,575      6,542       5,614        4,671        3,409         3,469
                           --------   --------   --------    --------     --------     --------      --------
 Total revenues.........    232,125    236,733    248,322     248,028      244,268      181,002       184,735
Cost of restaurant
 sales..................    178,543    182,530    192,256     197,031      195,733      145,847       148,393
Depreciation and
 amortization expense...      8,823      9,881     11,213      12,311       11,378        8,447         8,216
General and
 administrative expense.     25,166     24,781     25,775      25,770       25,422       19,567        19,656
Other operating
 expenses, net..........      4,111      5,651      4,946       4,417        3,809        2,742         2,444
Special charges and
 provision for loss on
 restaurant closings and
 property write-downs...        --         --       2,000      13,911        4,000          --            --
                           --------   --------   --------    --------     --------     --------      --------
Operating income (loss).   $ 15,482   $ 13,890   $ 12,132    $ (5,412)    $  3,926     $  4,399      $  6,026
                           ========   ========   ========    ========     ========     ========      ========
OTHER FINANCIAL DATA:
EBITDA (2)..............   $ 24,305   $ 23,771   $ 25,345    $ 20,810     $ 19,304     $ 12,846      $ 14,242
EBITDA margin (3).......       10.5%      10.0%      10.2%        8.4%         7.9%         7.1%          7.7%
Capital expenditures
 (4):
 Maintenance capital
  expenditures..........   $  4,826   $  6,209   $  5,814    $  5,941     $  5,290     $  3,355      $  4,125
 Renovation.............      2,366      2,027      1,943       2,461          603          368           447
 New restaurant
  development...........      2,083     17,068     17,697       3,806          --           --            --
 Other..................        758        827      1,199       4,099          564          426           935
                           --------   --------   --------    --------     --------     --------      --------
 Total capital
  expenditures..........   $ 10,033   $ 26,131   $ 26,653    $ 16,307     $  6,457     $  4,149      $  5,507
                           ========   ========   ========    ========     ========     ========      ========

                                                YEAR ENDED (1)                            NINE MONTHS ENDED
                          ---------------------------------------------------------- ---------------------------
                          JANUARY 3, JANUARY 2, JANUARY 1, DECEMBER 31, DECEMBER 29, SEPTEMBER 29, SEPTEMBER 28,
                             1993       1994       1995        1995         1996         1996          1997
                          ---------- ---------- ---------- ------------ ------------ ------------- -------------
                                            (DOLLARS IN THOUSANDS)                           (UNAUDITED)
BALANCE SHEET DATA (AT
 END OF PERIOD):
Net book value of
 property and
 equipment (5)..........   $ 66,974   $ 85,761  $ 100,888   $ 100,409     $ 92,826     $ 94,497      $ 90,034
Total assets............     98,657    105,972    130,786     132,695      143,870      137,886       119,130
Total debt and capital
 lease obligations (6)..     35,653     32,546     47,584      43,460       42,789       42,907        38,973
Total shareholders'
 equity.................     36,642     44,728     51,636      46,647       44,688       46,588        46,279
RESTAURANT DATA
 (UNAUDITED) (7):
Systemwide restaurant
 sales
 Owned..................   $  226.3   $  228.5  $   239.1   $   239.4     $  236.5     $  175.4      $  178.8
 Franchised.............       17.4       25.8       42.3        54.0         61.1         44.5          49.4
 Total..................      243.7      254.3      281.4       293.4        297.6        219.9         228.2
Systemwide restaurants
 open, end of period
 Owned..................        231        240        252         256          249          250           249
 Franchised.............         28         44         65          80           89           83            95
 Total..................        259        284        317         336          338          333           344

--------
(1) The Company has a 52/53-week fiscal year ending on the last Sunday in December which normally consists of 13 four-week periods. The fiscal year ended December 29, 1996 included 52 weeks of operations.
(2) EBITDA represents income from operations plus depreciation and amortization, adjusted for non-cash items related to gain/losses on asset dispositions and write-downs. EBITDA should not be construed as a substitute for income from operations or a better indicator of liquidity than cash flow from operating activities, which is determined in accordance with generally accepted accounting principles. EBITDA is included herein to provide additional information with respect to the ability of the Company to meet its future debt service, capital expenditure and working capital requirements. In addition, management believes that certain investors may find EBITDA to be a useful tool for measuring the ability of the Company to service its debt. EBITDA is not necessarily a measure of the Company's ability to fund its cash needs. See the Consolidated Statements of Cash Flows of the Company and the related notes to the Consolidated Financial Statements thereto included elsewhere in this Prospectus.
(3) EBITDA margin represents EBITDA divided by total revenues.
(4) Capital expenditures (excluding expenditures funded through capital leases) have been segregated into the following categories to provide additional information:

 Maintenance capital expenditures represents day-to-day expenditures related to restaurant equipment replacements and general restaurant capital improvements.
 Renovation represents significant restaurant renovations and upgrades pursuant to the Company's renovation activities with respect to company operated restaurants.
 New restaurant development represents new company-operated restaurant construction and development.
 Other represents capital expenditures at various corporate offices and new restaurant equipment such as fryers and security systems.

(5) Net book value of property and equipment includes leased properties (under capital leases).
(6) For the fiscal years ended December 31, 1995, September 29, 1996 and December 29, 1996, unsecured senior notes totaling $36 million are reflected on the Company's balance sheets as part of "Liabilities subject to compromise." For purposes of this table, the Notes are included in "Total debt and capital lease obligations."
(7) Represents restaurant sales for all franchised and company-operated restaurants. Sales information for franchised restaurants are as reported by franchisees or, in some instances, estimated by the Company based on other data, and is unaudited.

  SUPPLEMENTAL SUMMARY UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

  The following presents supplemental summary unaudited pro forma consolidated financial data of the Company, giving effect to the Financing, the Acquisition and the cost savings adjustments as if they had occurred on January 1, 1996. The supplemental summary unaudited pro forma consolidated financial data does not purport to represent what the Company's results of operations actually would have been if the Financing and Acquisition had occurred as of the date indicated or what such results will be for any future periods. The information in this table should be read in conjunction with "Unaudited Pro Forma Financial Information," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and the notes thereto appearing elsewhere in this Prospectus.

                                                                                        TWELVE
                                                      NINE MONTHS ENDED                 MONTHS
                          FISCAL YEAR ENDED -------------------------------------       ENDED
                          DECEMBER 29, 1996 SEPTEMBER 29, 1996 SEPTEMBER 28, 1997 SEPTEMBER 28, 1997
                          ----------------- ------------------ ------------------ ------------------
                                                    (DOLLARS IN THOUSANDS)
STATEMENT OF OPERATIONS
 DATA:
Total revenues..........      $244,268           $181,002           $184,735           $248,001
Cost of restaurant
 sales..................       195,096            145,369            147,915            197,642
Depreciation and amorti-
 zation.................        14,014             10,424             10,193             13,783
General and administra-
 tive expense...........        21,299             16,475             16,564             21,388
Other operating expense.         3,809              2,742              2,444              3,511
Special charges and
 provision for loss on
 restaurant closings and
 property write-downs...         4,000                --                 --               4,000
                              --------           --------           --------           --------
Operating income........         6,050              5,992              7,619              7,677
Interest expense........        12,015              9,013              9,016             12,018
Interest income.........          (619)              (674)              (371)              (316)
Reorganization expense..         3,846              2,288              1,218              2,776
                              --------           --------           --------           --------
Loss before income taxes
 and extraordinary item.        (9,192)            (4,635)            (2,244)            (6,801)
Income tax benefit......        (2,868)            (1,292)              (443)            (2,019)
                              --------           --------           --------           --------
Loss before
 extraordinary item.....      $ (6,324)          $ (3,343)          $ (1,801)          $ (4,782)
                              ========           ========           ========           ========
OTHER FINANCIAL DATA:
EBITDA(1)...............      $ 24,064           $ 16,416           $ 17,812           $ 25,460
EBITDA margin(2)                   9.9%               9.1%               9.6%              10.3%
Cash interest expense...      $ 11,437           $  8,579           $  8,582           $ 11,440
EBITDA/Interest expense.           2.0                1.8                2.0                2.1
EBITDA/Cash interest ex-
 pense..................           2.1                1.9                2.1                2.2
Ratio of long term debt
 to EBITDA..............                                                                    4.5

                                                              SEPTEMBER 28, 1997
                                                              ------------------
BALANCE SHEET DATA:
Property, buildings and equipment............................      $111,673
Total assets.................................................       196,424
Long term debt and capital lease obligations.................       115,641
Total debt and capital lease obligations.....................       115,964
Total shareholders' equity...................................        35,000

--------
(1) EBITDA represents income from operations plus depreciation and amortization, adjusted for non-cash items related to gain/losses on asset dispositions and write-downs. EBITDA should not be construed as a substitute for income from operations or a better indicator of liquidity than cash flow from operating activities, which is determined in accordance with generally accepted accounting principles. EBITDA is included herein to provide additional information with respect to the ability of the Company to meet its future debt service, capital expenditure and working capital requirements. In addition, management believes that certain investors may find EBITDA to be a useful tool for measuring the ability of the Company to service its debt. EBITDA is not necessarily a measure of the Company's ability to fund its cash needs.
(2) EBITDA margin represents EBITDA divided by total revenues.

                                 RISK FACTORS

  An investment in the Exchange Notes represents a high degree of risk. There are a number of factors, including those specified below, which may adversely affect the Company's ability to make payments on the Exchange Notes. Holders of Exchange Notes could therefore lose a substantial portion or all of their investment in the Exchange Notes. Consequently, an investment in the Exchange Notes should only be considered by persons who can assume such risk. The risk factors described below are not necessarily exclusive and each potential investor is encouraged to perform its own investigation with respect to the Company.

  This Prospectus contains forward-looking statements, including statements regarding, among other items, (i) the expected realization of the Company's business strategy and the cost savings estimated to be achieved in connection therewith and the costs associated therewith, (ii) the sufficiency of cash flow and other sources of liquidity to fund the Company's debt service requirements, working capital needs and other significant expenditures and
(iii) anticipated trends in QSR food industry, including with respect to adverse changes in national or local economic conditions, competition from other restaurants and changes in the availability, cost and terms of financing. Forward-looking statements are typically identified by the words "believe," "expect," "anticipate," "intend," "estimate," "project" and similar expressions. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the Company's control. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, actual results could differ materially from those contemplated by these forward-looking statements as a result of factors including those described below. In light of these risks and uncertainties, there can be no assurance that the results and events contemplated by the forward-looking information contained in this Prospectus will in fact occur. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company does not undertake any obligation to update or revise any forward-looking statement.

SUBSTANTIAL LEVERAGE; ABILITY TO SERVICE DEBT

  The Company has incurred significant indebtedness. On a pro forma basis, after giving effect to the Financing and the Acquisition as if each had occurred on September 28, 1997 and the application of the net proceeds therefrom, the Company's aggregate consolidated indebtedness (including capital lease obligations) would have been $116.0 million, shareholders' equity would have been $35.0 million and the Company would have had undrawn commitments of $10.3 million under the Credit Facility. In addition, subject to the restrictions in the Credit Facility and the Indenture, the Company may incur additional indebtedness from time to time to finance capital expenditures or for other purposes. See "Description of Credit Facility" and "Description of the Notes." Substantially all of the Company's assets have been pledged to secure the Credit Facility.

  The level of the Company's indebtedness could have important consequences for holders of the Notes, including: (i) a substantial portion of the Company's cash flow from operations must be dedicated to service debt and will not be available for other purposes; (ii) the Company's ability to obtain additional debt financing in the future for working capital, capital expenditures and other needs may be limited; and (iii) the Company's level of indebtedness could limit its flexibility in reacting to changes in the industry in which it competes and economic conditions in general. Certain of the Company's competitors currently operate on a less leveraged basis and have significantly greater operating flexibility than the Company.

  The Company's ability to pay interest on the Notes, to repay portions of its long-term indebtedness (including the Notes) and to satisfy its other debt obligations will depend on its future operating performance and the availability of refinancing indebtedness, which will be affected by prevailing economic conditions and financial, business and other factors, certain of which are beyond the Company's control. The Company anticipates that its operating cash flow, together with borrowings under the Credit Facility, will be sufficient to meet its operating needs and to meet its debt service requirements as they become due, assuming that the Company achieves a significant portion of the cost reduction components of its business strategy. See "Description of Business--Business Strategy." However, if that is not the case, the Company will be forced to seek alternatives that may include reducing or delaying capital expenditures, selling assets, restructuring or refinancing its indebtedness or seeking additional equity capital. There can be no assurance that any such strategy could be effected on satisfactory terms, if at all. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

RECENT FINANCIAL PERFORMANCE; SIGNIFICANT EXPENDITURES; DEPENDENCE ON SUCCESSFUL IMPLEMENTATION OF BUSINESS STRATEGY

  The Company experienced a loss of $2.4 million for the 52 weeks ended December 29, 1996 and net income of $1.4 million for the nine months ended September 28, 1997. In order to meet its fixed payment obligations and retain sufficient borrowing availability under the Credit Facility to satisfy its working capital requirements, the Company must achieve significant cash flow from operations which requires it to improve its operating results significantly. In order to improve operating results, the Company must, among other things, enhance the Company's brand-name recognition and reduce operating expenses. In the event that the operating improvements from management's business strategy are materially less than estimated and/or require a longer time frame than anticipated, the Company's ability to service its debt and pay its other fixed charges could be adversely affected.

  The estimated cost savings described under "Description of Business-- Business Strategy," represent the Company's current estimates of cost savings from implementation of management's business strategy. These estimated future cost savings are based upon a number of assumptions that may not be accurate, in which case the actual results of such business strategy may differ materially from these estimates. Moreover, these estimates relate only to estimated cost reductions on the items described and therefore are not necessarily indicative of the Company's financial results, including EBITDA and net income, which are affected by a number of other factors, including demand for and pricing of the Company's products and other costs associated with operating the Company.

  In the event that the Company's cash flow from operations is less than anticipated or its cash expenditures are greater than anticipated and available borrowings under the Credit Facility are used, there can be no assurance that the Company can raise additional funds through equity or debt financings or asset sales given the financial and other covenants to which the Company is subject under the Indenture and the Credit Facility, uncertainty regarding the Company's future operating performance and the pledge of substantially all of the Company's assets to secure the Credit Facility.

GROWTH STRATEGY

  As part of its business strategy, the Company intends to pursue selected new expansion opportunities. These depend upon a number of factors (some of which are beyond the control of the Company), such as the availability and cost of suitable locations, the hiring, training and retention of skilled management and personnel, the availability of adequate financing and the selection of franchisees. There can be no assurance that the Company or its franchisees will be able to open planned new restaurants or that, if opened, these restaurants can be operated profitably. The Company may also make selective acquisitions, depending on, among other factors, the availability of suitable acquisition prospects and appropriate financing. There can be no assurance that the Company will be able to acquire additional restaurants, or that, if acquired, such restaurants will be successfully converted to the Company's system.

COMPETITION

  The QSR industry is highly competitive with respect to price, product quality, variety and taste, speed of service, convenience of location and restaurant cleanliness and upkeep. Factors such as inflation, increases in food, labor (including health care) and energy costs and the availability of an adequate number of hourly-paid employees also affect the QSR industry. In each of its markets, the Company competes with large national QSR chains, some of which have greater financial resources than the Company, as well as regional QSR chains, convenience stores and other local restaurants offering moderately priced menus. To the extent that competitors of the Company offer items that are better priced or more appealing to consumer tastes or if such competitors increase the number of restaurants operated in one of the Company's targeted markets, such events could have a material adverse effect on the Company's financial condition and results of operations. With respect to the sale of franchises, the Company competes with many franchisors of restaurants and other business concepts.

EFFECTIVE SUBORDINATION OF NOTES TO SECURED INDEBTEDNESS

  The Notes are senior unsecured obligations of the Company and are effectively subordinated in right of payment to all existing and future secured indebtedness of the Company (including indebtedness incurred under the Credit Facility) to the extent of the value of the assets securing such indebtedness. The Guarantees are general unsecured senior obligations of each Guarantor and are effectively subordinated in right of payment to all secured indebtedness of each Guarantor (including each Guarantors' guarantee of the Credit Facility) to the extent of the value of the assets securing such indebtedness. The Credit Facility is secured by substantially all of the assets of the Company and each Guarantor (as well as a pledge of all of the Company's common stock held by Holdings) and, therefore, claims of holders of the Notes will be effectively subordinated to the extent of the value of the assets securing the Credit Facility.

RESTRICTIVE DEBT COVENANTS

  The Indenture contains certain covenants that limit the ability of the Company and the Guarantors to, among other things, incur additional indebtedness, pay dividends or make certain restricted payments, consummate certain asset sales, incur liens, enter into sale and leaseback transactions, enter into certain transactions with affiliates, merge or consolidate with any other person or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of the Company's assets. In addition, the Credit Facility contains other and more restrictive covenants and prohibits the Company from prepaying the Notes, except in certain circumstances. The Credit Facility requires the Company to maintain specified financial ratios and satisfy certain financial tests. The Company's ability to meet such financial ratios and tests may be affected by events beyond its control. There can be no assurance that the Company will meet such tests. A breach of these covenants could result in an event of default under the Credit Facility. If such an event of default occurs, the lenders under the Credit Facility could elect to declare all amounts borrowed under the Credit Facility, together with accrued and unpaid interest, to be immediately due and payable and to terminate all commitments under the Credit Facility. If the Company were unable to repay all amounts declared due and payable, the lenders could proceed against the collateral granted to them to satisfy the indebtedness and other obligations due and payable. If indebtedness under the Credit Facility were to be accelerated, there can be no assurance that the assets of the Company would be sufficient to repay in full such indebtedness and the other indebtedness of the Company, including the Notes. See "Description of the Notes--Certain Covenants" and "Description of Credit Facility."

CONTROL BY PRINCIPAL STOCKHOLDERS

  All of the Company's common stock is beneficially owned by Holdings. Holdings controls the Company and has the power to elect all of its directors, appoint new management and approve any action requiring the approval of the holders of the Company's common stock, including adopting amendments to the Company's charter and approving mergers or sales of substantially all of the Company's assets. The directors elected by Holdings have the authority to make decisions affecting the capital structure of the Company, including the issuance of additional capital stock and the declaration of dividends. Under a shareholder's agreement by and among Holdings and the shareholders of Holdings, the board of directors of Holdings consists of five members, two of whom are appointed by Mr. Sanford. See "Management."

DEPENDENCE UPON SENIOR MANAGEMENT

  The Company is dependent on the efforts, relationships and abilities of its senior management team. The loss of services of any of these individuals would have a material adverse effect on the future performance of the Company. The Company believes that its success is dependent on its ability to attract and retain additional qualified employees, and the failure to recruit such other skilled personnel could have a material adverse effect on the Company's financial condition and results of operations. See "Management" and "Description of Business--Employees."

GOVERNMENT REGULATION OF THE RESTAURANT INDUSTRY

  The restaurant industry is subject to extensive laws and regulations relating to the development and operation of restaurants, including zoning, the preparation and sale of food and employer/employee relationships. Any substantial increases in the minimum wage or mandatory health care coverage could adversely affect the Company's financial condition and results of operations. Violations of zoning or building codes or regulations could delay new restaurant openings or the acquisition of existing restaurants. See "Description of Business--Government Regulation."

FACTORS AFFECTING OPERATIONS

  A number of factors beyond the control of the Company may affect sales and profitability of the Company, including, among other things, the strength of regional economies where the Company operates, weather, gas prices, and public health concerns regarding certain foods served at QSRs. Severe weather conditions in some of the Company's principal markets may have a negative impact on customer traffic, sales and restaurant contribution. An economic downturn in any of the Company's regional markets may also have a similar effect. The Company, as is true with all food establishments, may be adversely affected by the receipt of tainted products from suppliers or the mishandling of food on its premises.

MINIMUM WAGE INCREASE

  Effective September 1, 1997, the minimum wage increased from $4.75 to $5.15. Approximately 37.0% of the Company's employees are paid the minimum wage. As a result, the Company's annual wage cost will increase by approximately $2.4 million per annum. The Company has been anticipating this event, and intends to try to offset these wage cost increases by pricing increases and cost reductions through 1997 and 1998. However, there can be no assurance that the Company's contemplated efforts to offset the expected wage cost increase will be implemented or, if implemented, that such efforts will be successful.

ENVIRONMENTAL MATTERS

  Eight currently owned or leased and one formerly owned property are known or suspected to have been used by prior owners or operators as retail gas stations, and a few of these properties may have been used for other environmentally sensitive purposes. These properties previously contained underground storage tanks ("USTs"), all of which have been removed. While the Company is currently not subject to any administrative or court order requiring remediation of any of its properties, monitoring activities are being conducted at some properties by former or current owners. In addition, 13 properties owned or leased by Krystal are located adjacent to properties at which there have been releases of petroleum from underground storage tanks. Investigation and/or remediation has been undertaken in response to each of these releases by the owners or operators of these adjacent properties. Krystal Aviation Co., a wholly-owned subsidiary of the Company, operates facilities at Lovell Field, the Chattanooga, Tennessee airport. Operations include the storage and dispensing of fuel and the storage of waste oils in underground and above ground tanks, as well as the storage and use of small amounts of cleaning solvents. A portion of one of the facilities is leased to a firm that performs service on avionics equipment and minor aircraft maintenance. As a result of the storage and use of petroleum products and solvents typically associated with repair facilities and fuel dispensing stations, petroleum products have been released and other contaminants may have been released at these properties into the soil or groundwater. Remediation has been conducted at these facilities in response to these releases, and the applicable authorities are not requiring that Krystal Aviation Co. or its predecessors conduct further remediation at this time. Under applicable Federal and state environmental laws, the Company and/or Krystal Aviation Co., as the current or former owner or operator of their respective sites, could be liable for the costs of further investigation and remediation. Further, there can be no assurance that the Company and/or Krystal Aviation Co. will not be subject to environmental remediation liability for other environmental conditions at its properties.

FRAUDULENT CONVEYANCE RISKS

  Various fraudulent conveyance laws have been enacted for the protection of creditors and may be utilized by a court to subordinate or avoid the obligation of, or liens securing, the Notes or any Guarantee in favor of, other existing or future creditors of the Company or a Guarantor.

  Under applicable provisions of Federal bankruptcy law or comparable provisions of state fraudulent transfer law, if, among other things, the Company or any Guarantor, at the time it incurred the indebtedness evidenced by the Notes or a Guarantee, (i)(a) was or is insolvent or rendered insolvent by reason of such occurrence or (b) was or is engaged in a business or transaction for which the assets remaining with the Company or such Guarantor constituted unreasonably small capital or (c) intended or intends to incur, or believed or believes that it would incur, debts beyond its ability to pay such debts as they mature, and (ii) the Company or such Guarantor received or receives less than reasonably equivalent value or fair consideration for the incurrence of the indebtedness, evidenced by the Notes or a Guarantee, and any pledge or other security interest securing such indebtedness, could be voided, or claims in respect of the Notes, the Guarantees or the other security interest securing such indebtedness, could be voided, or claims in respect of the Notes or the Guarantees could be subordinated to all other debts of the Company or such Guarantor, as the case may be. The voiding or subordination of any of such pledges or other security interests or of any of such indebtedness could result in acceleration thereof. In addition, the payment of interest and principal by the Company pursuant to the Notes or the payment of amounts by a Guarantor pursuant to a Guarantee could be voided and required to be returned to the person making such payment, or to a fund for the benefit of the creditors of the Company or such Guarantor, as the case may be.

  The measures of insolvency for purposes of the foregoing considerations will vary depending upon the law applied in any proceeding with respect to the foregoing. Generally, however, the Company or a Guarantor would be considered insolvent if (i) the sum of its debts, including contingent liabilities, were greater than the fair saleable value of all of its assets at a fair valuation or if the present fair saleable value of its assets were less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature and (ii) it could not pay its debts as they become due.

  On the basis of the historical financial information and recent operating history of the Company and each Guarantor as discussed in "Selected Historical Consolidated Financial Information" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and other factors, the Company and each Guarantor believe that the indebtedness incurred in connection with the Notes and the Note Guarantees was incurred for proper purposes and in good faith and that, after giving effect thereto, the Company, Krystal Aviation Co. and Krystal Aviation Management Co. are solvent and will continue to be solvent after issuing the Notes or its Guarantee, as the case may be, will have sufficient capital for carrying on its business after such issuance and will be able to pay its debts as they mature. There can be no assurance, however, as to what standard a court would apply in making such determinations. In addition, the Company did not obtain a solvency opinion in connection with the Financing.

PURCHASE OF NOTES UPON CHANGE OF CONTROL

  Upon a Change of Control, the Company may be required to offer to purchase all outstanding Notes at 101% of the principal amount thereof plus accrued and unpaid interest to the date of purchase. The source of funds for any such purchase would be the Company's available cash or cash generated from other sources. However, there can be no assurance that sufficient funds would be available at the time of any Change of Control to make any required purchases of Notes tendered or, if applicable, that restrictions in the Credit Facility would permit the Company to make such required purchases. See "Description of the Notes--Repurchase at the Option of Holders."

LACK OF A PUBLIC MARKET FOR THE NOTES

  The Private Notes have been designated eligible for trading by qualified institutional investors in the PORTAL market by Qualified Institutional Buyers. The Company does not intend to apply for listing of the Exchange Notes on any securities exchange or to seek approval for trading through any automated quotation system. Future trading prices of the Exchange Notes will depend on many factors, including prevailing interest rates, the Company's operating results and the market for similar securities. The Initial Purchaser has advised the Company that it currently intends to make a market in the Exchange Notes. However, the Initial Purchaser is not obligated to do so, and any market making may be discontinued at any time without notice. No assurance can be given as to the liquidity of the trading market for the Exchange Notes or that an active public market for the Exchange Notes will develop or, if developed, will continue. If an active public market does not develop or is not maintained, the market price and liquidity of the Exchange Notes may be adversely affected. See "The Exchange Offer -- Resale of the Exchange Notes"

CONSEQUENCES OF FAILURE TO EXCHANGE

  As a consequence of the offer or sale of the Private Notes pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws, holders of Private Notes who do not exchange their Private Notes for Exchange Notes pursuant to the Exchange Offer will continue to be subject to the restrictions on transfer of such Private Notes as set forth in the legend thereon. In general, Private Notes may not be offered or sold unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. The Company does not currently anticipate that it will register the Private Notes under the Securities Act.

  Upon consummation of the Exchange Offer, due to the restrictions on transfer of the Private Notes and the absence of such restrictions applicable to the Exchange Notes, it is likely that the market, if any, for the Private Notes will be relatively less liquid than the market for Exchange Notes. Consequently, holders of Private Notes who do not participate in the Exchange Offer could experience significant diminution in the value of their Private Notes, compared to the value of the Exchange Notes.

                              THE EXCHANGE OFFER

PURPOSE OF THE EXCHANGE OFFER

  The Exchange Offer is being made by the Company and the Guarantors to satisfy certain obligations of the Company under the Registration Rights Agreement. Pursuant to the Registration Rights Agreement, the Company agreed, for the benefit of the Holders of the Notes, at the Company's expense, to (i) file within 60 days after the date of original issuance of the Notes a registration statement (the "Exchange Offer Registration Statement") with the Commission with respect to a registered offer to exchange the Private Notes for the Exchange Notes to be issued under the Indenture or a substantially similar indenture in the same aggregate principal amount as and with terms that will be identical in all respects to the Private Notes (except that the Additional Interest provisions and transfer restrictions will be modified or eliminated, as appropriate), (ii) use its best efforts to cause the Exchange Offer Registration Statement to be declared effective under the Securities Act within 150 days after the date of original issuance of the Private Notes, and
(iii) use its best efforts to consummate the Exchange Offer within 180 days after the date of original issuance of the Private Notes. Promptly after the Exchange Offer Registration Statement has been declared effective, the Company will offer the Exchange Notes in exchange for surrender of the Private Notes. The Company will keep the Exchange Offer open for not less than 30 days and not more than 45 days (or longer if required by the applicable law) after the date notice of the Exchange Offer is mailed to the Holders of the Private Notes. For each Private Note tendered to the Company pursuant to the Exchange Offer and not validly withdrawn by the Holder thereof, the Holder of such Private Note will receive an Exchange Note having a principal amount equal to the principal amount of such surrendered Private Note.

TERMS OF THE EXCHANGE OFFER

  Upon the terms and subject to the conditions set forth in this Prospectus and in the Letter of Transmittal, the Company will accept any and all Private Notes validly tendered and not withdrawn prior to the Expiration Date.

  The Company will issue Exchange Notes in exchange for an equal aggregate principal amount at maturity of outstanding Private Notes validly tendered pursuant to the Exchange Offer and not withdrawn prior to the Expiration Date. Private Notes may be tendered only in integral multiples of $1,000.

  The form and terms of the Exchange Notes are identical in all material respects to the form and terms of the Private Notes except that the Exchange Notes will be registered under the Securities Act and, therefore, will not bear 1egends restricting the transfer thereof. The Exchange Notes will evidence the same indebtedness as the Private Notes (which they replace) and will be issued under and entitled to the benefits of the Indenture, which also authorized the issuance of the Private Notes, such that the Notes will be treated as a single class of debt securities under the Indenture.

  The Exchange Offer is not being conditioned upon any minimum aggregate principal amount of Private Notes being tendered for exchange.

  As of the date of this Prospectus, $100 million in aggregate principal amount of the Private Notes are outstanding. Only a registered holder of the Private Notes (or such holder's legal representative or attorney-in-fact), as reflected on the records of the Trustee under the Indenture may participate in the Exchange Offer. Solely for reasons of administration, the Company has
fixed the close of business on            , 1997 as the record date for the
Exchange Offer for purposes of determining the persons to whom this Prospectus and the Letter of Transmittal will be mailed initially. There will be no fixed record date for determining registered holders of the Private Notes entitled to participate in the Exchange Offer.

  Holders of the Private Notes do not have any appraisal or dissenter's rights under the Tennessee Business Corporation Act or the Indenture in connection with the Exchange Offer. The Company intends to conduct the Exchange Offer in accordance with the provisions of the Registration Rights Agreement and the applicable requirements of the Securities Act and the rules and regulations of the Commission thereunder.

  The Company shall be deemed to have accepted validly tendered Private Notes when, and if, the Company has given oral or written notice thereof to the Exchange Agent. The Exchange Agent will act as agent for the tendering holders of Private Notes for the purposes of receiving the Exchange Notes from the Company. The Company expressly reserves the right to amend or terminate the Exchange Offer, and not to accept for exchange any Private Notes not theretofore accepted for exchange, upon the occurrence of any of the conditions specified below under "--Conditions."

  Holders who tender Private Notes in the Exchange Offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the Letter of Transmittal, transfer taxes with respect to the exchange of Private Notes pursuant to the Exchange Offer. The Company will pay all charges and expenses, other than certain applicable taxes described below, in connection with the Exchange Offer. See "--Fees and Expenses."

EXPIRATION DATE; EXTENSIONS; AMENDMENTS

  The term "Expiration Date" shall mean 5:00 p.m., New York City time on
           , 1997, unless the Company, in its sole discretion, extends the Exchange Offer, in which case the term "Expiration Date" shall mean the latest date and time to which the Exchange Offer is extended.

  In order to extend the Exchange Offer, the Company will notify the Exchange Agent of any extension by oral or written notice and mail to the registered holders of the Private Notes an announcement thereof, each prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date.

  The Company reserves the right, in its sole discretion, (i) to delay accepting any Private Notes, (ii) to extend the Exchange Offer or (iii) if, in the opinion of counsel for the Company, the consummation of the Exchange Offer would violate any applicable law, rule or regulation or any applicable interpretation of the staff of the Commission, to terminate or amend the Exchange Offer by giving oral or written notice of such delay, extension termination or amendment to the Exchange Agent. Any such delay in acceptance extension, termination or amendment will be followed as promptly as practicable by oral or written notice thereof to the registered holders. If the Exchange Offer is amended in a manner determined by the Company to constitute a material change, the Company will promptly disclose such amendment by means of a prospectus supplement that will be distributed to the registered holders, and the Company will extend the Exchange Offer for a period of five to ten business days, depending upon the significance of the amendment and the manner of disclosure to the registered holders, if the Exchange Offer would otherwise expire during such five to ten business day period.

  Without limiting the manner in which the Company may choose to make a public announcement of any delay, extension, amendment or termination of the Exchange Offer, the Company shall have no obligation to publish, advertise, or otherwise communicate any such public announcement, other than by making a timely release to an appropriate news agency.

RESALE OF THE EXCHANGE NOTES

  Based upon interpretations by the staff of the Commission set forth in certain no-action letters issued to third parties, the Company believes that the Exchange Notes issued pursuant to the Exchange Offer in exchange for the Private Notes may be offered for resale, resold and otherwise transferred by a holder thereof (other than (i) a broker-dealer who purchased such Private Notes directly from the Company to resell pursuant to Rule 144A or any other available exemption under the Securities Act, or (ii) a person that is an affiliate of the Company within the meaning of Rule 405 under the Securities
Act), without compliance with the registration and prospectus delivery requirements of the Securities Act; provided that the holder is acquiring Exchange Notes in the ordinary course of its business and is not participating, does not intend to participate, and has no arrangement or understanding with any person to participate, in the distribution of the Exchange Notes. Holders of Private Notes wishing to accept the Exchange Offer must represent to the Company that such conditions have been met. Each broker-dealer that receives Exchange Notes for its own account in exchange for Private Notes, where such Private Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such Exchange Notes. The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of any Exchange Notes received in exchange for Private Notes acquired by such broker-dealer as a result of market-making or other trading activities. Pursuant to the Registration Rights Agreement, the Company has agreed to make this Prospectus, as it may be amended or supplemented from time to time, available to any such broker-dealer that requests copies of such Prospectus in the Letter of Transmittal for use in connection with any such resale for a period not to exceed one year after the closing of the Exchange Offer. See "Plan of Distribution."

INTEREST ON THE EXCHANGE NOTES

  The Exchange Notes will bear interest at a rate equal to 10 1/4% per annum. Interest on the Exchange Notes will be payable semi-annually commencing April 1, 1998. Holders of Exchange Notes will receive interest on April 1, 1998 from the date of initial issuance of the Exchange Notes, plus an amount equal to the accrued interest on the Private Notes from the last interest payment date on which interest was paid on the Private Notes, or if no interest has been paid on the Private Notes, from the date of original issuance of the Private Notes to but not including the date of exchange thereof. Holders of Private Notes that are accepted for exchange will be deemed to have waived the right to receive any interest accrued on the Private Notes.

CONDITIONS

  Notwithstanding any other term of the Exchange Offer, the Company will not be required to accept for exchange, or exchange any Exchange Notes for, any Private Notes, and may terminate the Exchange Offer as provided herein before the acceptance of any Private Notes for exchange, if:

    (a) any action or proceeding is instituted or threatened in any court or by or before any governmental agency with respect to the Exchange Offer which, in the Company's sole judgment, might materially impair the ability of the Company to proceed with the Exchange Offer; or

    (b) any law, statute, rule or regulation is proposed, adopted or enacted, or any existing law, statute, rule or regulation is interpreted by the staff of the Commission, which, in the Company's sole judgment, might materially impair the ability of the Company to proceed with the Exchange Offer; or

    (c) any governmental approval has not been obtained, which approval the Company shall, in its sole discretion, deem necessary for the consummation of the Exchange Offer as contemplated hereby.

  The Company expressly reserves the right, at any time or from time to time, to extend the period of time during which the Exchange Offer is open, and thereby delay acceptance for exchange of any Private Notes, by giving oral or written notice of such extension to the holders thereof. During any such extensions, all Private Notes previously tendered will remain subject to the Exchange Offer and may be accepted for exchange by the Company. Any Private Notes not accepted for exchange for any reason will be returned without expense to the tendering holder thereof as promptly as practicable after the expiration or termination of the Exchange Offer.

  The Company expressly reserves the right to amend or terminate the Exchange Offer, and not to accept for exchange any Private Notes not theretofore accepted for exchange, upon the occurrence of any of the conditions of the Exchange Offer specified above. The Company will give oral or written notice of any extension, amendment, non-acceptance or termination to the holders of the Private Notes as promptly as practicable, such notice in the case of any extension to be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date.

  The foregoing conditions are for the sole benefit of the Company and may be asserted by the Company regardless of the circumstances giving rise to any such condition or may be waived by the Company in whole or in part at any time and from time to time in its reasonable judgment. The failure by the Company at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

  In addition, the Company will not accept for exchange any Private Notes tendered, and no Exchange Notes will be issued in exchange for any such Private Notes, if at such time any stop order shall be threatened or in effect with respect to the Registration Statement of which this Prospectus constitutes a part or the qualification of the Indenture under the Trust Indenture Act of 1939 (the "TIA").

PROCEDURES FOR TENDERING

  Only a registered holder of Private Notes may tender such Private Notes in the Exchange Offer. To tender in the Exchange Offer, a holder of Private Notes must complete, sign and date the Letter of Transmittal, or a facsimile thereof, have the signatures thereon guaranteed if required by the Letter of Transmittal, and mail or otherwise deliver such Letter of Transmittal or such facsimile to the Exchange Agent at the address set forth below under "-- Exchange Agent" for receipt prior to the Expiration Date. In addition, either
(i) certificates for such Private Notes must be received by the Exchange Agent along with the Letter of Transmittal, (ii) a timely confirmation of a book-entry transfer (a "Book-Entry Confirmation") of such Private Notes, if such procedure is available, into the Exchange Agent's account at The Depository Trust Company (the "Depository") pursuant to the procedure for book-entry transfer described below, must be received by the Exchange Agent prior to the Expiration Date or (iii) the holder must comply with the guaranteed delivery procedures described below.

  The tender by a holder that is not withdrawn prior to the Expiration Date will constitute an agreement among such holder and the Company in accordance with the terms and subject to the conditions set forth herein and in the Letter of Transmittal.

  THE METHOD OF DELIVERY OF PRIVATE NOTES AND THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS TO THE EXCHANGE AGENT IS AT THE ELECTION AND RISK OF THE HOLDER. INSTEAD OF DELIVERY BY MAIL, IT IS RECOMMENDED THAT HOLDERS USE AN OVERNIGHT OR HAND DELIVERY SERVICE, PROPERLY INSURED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE DELIVERY TO THE EXCHANGE AGENT BEFORE THE EXPIRATION DATE. DO NOT SEND THE LETTER OF TRANSMITTAL OR ANY PRIVATE NOTES TO THE COMPANY. HOLDERS MAY REQUEST THEIR RESPECTIVE BROKERS, DEALERS, COMMERCIAL BANKS, TRUST COMPANIES OR NOMINEES TO EFFECT THE ABOVE TRANSACTIONS FOR SUCH HOLDERS.

  Any beneficial owner of the Private Notes whose Private Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact the registered holder promptly and instruct such registered holder to tender on such beneficial owner's behalf. If such beneficial owner wishes to tender on such owner's behalf, such owner must, prior to completing and executing the Letter of Transmittal and delivering such owner's Private Notes, either make appropriate arrangements to register ownership of the Private Notes in such owner's name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time and may not be able to be completed prior to the Expiration Date.

  Signatures on a Letter of Transmittal or a notice of withdrawal described below (see "--Withdrawal of Tenders"), as the case may be, must be guaranteed by an Eligible Institution (as defined below) unless the Private Notes tendered pursuant thereto are tendered (i) by a registered holder who has not completed the box titled "Special Delivery Instructions" on the Letter of Transmittal or (ii) for the account of an Eligible Institution. In the event that signatures on a Letter of Transmittal or a notice of withdrawal, as the case may be, are required to be guaranteed, such guarantee must be made by a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States or an "eligible guarantor institution" (within the meaning of Rule 17Ad-15 under the Exchange
Act) that is a member of one of the recognized signature guarantee programs identified in the Letter of Transmittal (an "Eligible Institution").

  If the Letter of Transmittal is signed by a person other than the registered holder of any Private Notes listed therein, such Private Notes must be endorsed or accompanied by a properly completed bond power, signed by such registered holder exactly as such registered holder's name appears on such Private Notes.

  If the Letter of Transmittal or any Private Notes are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and, unless waived by the Company, evidence satisfactory to the Company of their authority to so act must submitted with the Letter of Transmittal.

  The Exchange Agent and the Depository have confirmed that any financial institution that is a participant in the Depository's system may utilize the Depository's Automated Tender Offer Program to tender Private Notes.

  All questions as to the validity, form, eligibility (including time of receipt), acceptance and withdrawal of tendered Private Notes will be determined by the Company in its sole discretion, which determination will be final and binding. The Company reserves the absolute right to reject any and all Private Notes not properly tendered or any Private Notes the Company's acceptance of, would, in the opinion of counsel for the Company, be unlawful. The Company also reserves the right to waive any defects, irregularities or conditions of tender as to particular Private Notes. The Company's interpretation of the terms and conditions of the Exchange Offer (including the instructions in the Letter of Transmittal) will be final and binding on all parties. Unless waived, defects or irregularities in connection with tenders of Private Notes must be cured within such time as the Company shall determine. Although the Company intends to notify holders of defects or irregularities with respect to tenders of Private Notes, neither the Company, the Exchange Agent nor any other person shall incur any liability for failure to give such notification. Tenders of Private Notes will not be deemed to have been made until such defects or irregularities have been cured or waived.

  While the Company has no present plan to acquire any Private Notes that are not tendered in the Exchange Offer or to file a registration statement to permit resales of any Private Notes that are not tendered pursuant to the Exchange Offer, the Company reserves the right in its sole discretion to purchase or make offers for any Private Notes that remain outstanding subsequent to the Expiration Date and, to the extent permitted by applicable law, purchase Private Notes in the open market, in privately negotiated transactions or otherwise. The terms of any such purchases or offers could differ from the terms of the Exchange Offer.

  By tendering, each holder of Private Notes will represent to the Company that, among other things, (i) the Exchange Notes to be acquired by such holder of Private Notes in connection with the Exchange Offer are being acquired by such holder in the ordinary course of business of such holder, (ii) holder has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes, (iii) such holder acknowledges and agrees that any person who is participating in the Exchange Offer for the purposes of distributing the Exchange Notes must comply with the registration and prospectus delivery requirements of the

Securities Act in connection with a secondary resale transaction of the Exchange Notes acquired by such person and cannot rely on the position of the staff of the Commission set forth in certain no-action letters, (iv) such holder understands that a secondary resale transaction described in clause
(iii) above and any resales of Exchange Notes obtained by such holder in exchange for Private Notes acquired by such holder directly from the Company should be covered by an effective registration statement containing the selling security holder information required by Item 507 or Item 508, as applicable, of Regulation S-K of the Commission and (v) such holder is not an "affiliate," as defined in Rule 405 under the Securities Act, of the Company. If the holder is a broker-dealer that will receive Exchange Notes for such holder's own account in exchange for Private Notes that were acquired as a result of market-making activities or other trading activities such holder will be required to acknowledge in the Letter of Transmittal that such holder will deliver a prospectus in connection with any resale of such Exchange Notes; however, by so acknowledging and by delivering a prospectus, such holder will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

RETURN OF PRIVATE NOTES

  If any tendered Private Notes are not accepted for any reason set forth in the terms and conditions of the Exchange Offer or if Private Notes are withdrawn, such unaccepted, withdrawn or non-exchanged Private Notes will be returned without expense to the tendering holder thereof (or, in the case of Private Notes tendered by book-entry transfer into the Exchange Agent's account at the Depository pursuant to the book-entry transfer procedures described below, such Private Notes will be credited to an account maintained with the Depository) as promptly as practicable.

BOOK-ENTRY TRANSFER

  The Exchange Agent will make a request to establish an account with respect to the Private Notes with the Depository for purposes of the Exchange Offer within two business days after the date of this Prospectus, and any financial institution that is a participant in the Depository's systems may make book-entry delivery of Private Notes by causing the Depository to transfer such Private Notes into the Exchange Agent's account at the Depository in accordance with the Depository's procedures for transfer. However, although delivery of Private Notes may be effected through book-entry transfer at the Depository, the Letter of Transmittal or facsimile thereof, with any required signature guarantees and any other required documents, must, in any case, be transmitted to and received by the Exchange Agent at the address set forth below under "--Exchange Agent" on or prior to the Expiration Date or pursuant to guaranteed delivery procedures described below.

GUARANTEED DELIVERY PROCEDURES

  Holders who wish to tender their Private Notes and (i) whose Private Notes are not immediately available or (ii) who cannot deliver their Private Notes, the Letter of Transmittal or any other required documents to the Exchange Agent prior to the Expiration Date, may effect a tender if:

  (a) The tender is made through an Eligible Institution;

  (b) Prior to the Expiration Date, the Exchange Agent receives from such Eligible Institution a properly completed and duly executed Notice of Guaranteed Delivery substantially in the form provided by the Company (by facsimile transmission, mail or hand delivery) setting forth the name and address of the holder and the certificate number(s) of such Private Notes, stating that the tender is being made thereby and guaranteeing that, within five business days after the Expiration Date, the Letter of Transmittal (or a facsimile thereof), together with the certificate(s) representing the Private Notes in proper form for transfer or a Book-Entry Confirmation, as the case be, and any other documents required by the Letter of Transmittal, will be deposited by the Eligible Institution with the Exchange Agent; and

  (c) Such properly executed Letter of Transmittal (or facsimile thereof) as well as the certificate(s) representing all tendered Private Notes in proper form for transfer and all other documents required by the Letter of Transmittal are received by the Exchange Agent within five business days after the Expiration Date.

  Upon request to the Exchange Agent, a Notice of Guaranteed Delivery will be sent to holders who wish to tender their Private Notes according to guaranteed delivery procedures set forth above.

WITHDRAWAL OF TENDERS

  Except as otherwise provided herein, tenders of Private Notes may be withdrawn at any time prior to the Expiration Date. To withdraw a tender of Private Notes in the Exchange Offer, a written or facsimile transmission notice of withdrawal must be received by the Exchange Agent at its address set forth herein prior to the Expiration Date. Any such notice of withdrawal must
(i) specify the name of the person having deposited the Private Notes to be withdrawn, (ii) identify the Private Notes to be withdrawn (including certificate number or numbers) and (iii) be signed by the holder in the same manner as the original signature on the Letter of Transmittal by which such Private Notes were tendered (including any required signature guarantees). All questions as to the validity, form and eligibility (including time of receipt of such notices will be determined by the Company, in its sole discretion, whose determination shall be final and binding on all parties. Any Private Notes withdrawn will be deemed not to have been validly tendered for purposes of Exchange Offer, and no Exchange Notes will be issued with respect thereto unless the Private Notes so withdrawn are validly retendered. Properly withdrawn Private Notes may be retendered by following one of the procedures described above under "The Exchange Offer--Procedures for Tendering" at any time prior to the Expiration Date.

EXCHANGE AGENT

  SunTrust Bank, Atlanta has been appointed as Exchange Agent for the Exchange Offer. Questions and requests for assistance, requests for additional copies of this Prospectus or of the Letter of Transmittal and requests for Notice of Guaranteed Delivery should be directed to the Exchange Agent addressed as follows:

By Mail:                        By Facsimile Transmission:       By Hand:
SunTrust Bank, Atlanta          (For Eligible Institutions Only) SunTrust Bank, Atlanta
Corporate Trust Administration  (404) 332-3966                   Corporate Trust Administration
P.O. Box 105036                                                  58 Edgewood Avenue
Atlanta, Georgia 30348-5036     Confirm by Telephone:            4th Floor Annex
Attention: David M. Kaye        (404) 588-8060                   Atlanta, Georgia 30303
                                                                 Attention: David M. Kaye
                                By Overnight Delivery:
                                SunTrust Bank, Atlanta
                                Corporate Trust Administration
                                58 Edgewood Avenue
                                4th Floor Annex
                                Atlanta, Georgia 30303
                                Attention: David M. Kaye

  SunTrust Bank, Atlanta also serves as Trustee under the Indenture.

FEES AND EXPENSES

  The expenses of soliciting tenders will be borne by the Company. The principal solicitation is being made by mail; however, additional solicitation may be made by telegraph, facsimile transmission, telephone or in person by officers and regular employees of the Company and their affiliates.

  The Company has not retained any dealer-manager in connection with the Exchange Offer and will not make any payments to brokers, dealers or others soliciting acceptances of the Exchange Offer. The Company, however, will pay the Exchange Agent reasonable and customary fees for its services and will reimburse it its reasonable, out-of-pocket expenses in connection therewith.

  The cash expenses to be incurred in connection with the Exchange Offer will be paid by the Company. Such expenses include registration fees, fees and expenses of the Exchange Agent and the Trustee, accounting and legal fees and printing costs, among others.

  The Company will pay all transfer taxes, if any, applicable to exchange of Private Notes pursuant to the Exchange Offer. If, however, a transfer tax is imposed for any reason other than the exchange of the Private Notes pursuant to the Exchange Offer, then the amount of any such transfer taxes (whether imposed on the registered holder or any other persons) will be payable by the tendering holder. If satisfactory evidence of payment of such taxes or exemption therefrom is not submitted with the Letter of Transmittal, the amount of such transfer taxes will be billed directly to such tendering holder.

CONSEQUENCE OF FAILURE TO EXCHANGE

  Participation in the Exchange Offer is voluntary. Holders of Private Notes are urged to consult their financial and tax advisors in making their own decisions on what action to take.

  Private Notes that are not exchanged for the Exchange Notes pursuant to the Exchange Offer will remain "restricted securities" within the meaning of Rule 144(a)(3)(iv) of the Securities Act. Accordingly, such Private Notes may not be offered, sold, pledged or otherwise transferred except (i) to a person whom the seller reasonably believes is a "qualified institutional buyer" within the meaning of Rule 144A under the Securities Act purchasing for its own account or for the account of a qualified institutional buyer in a transaction meeting the requirements of Rule 144A, (ii) in an offshore transaction complying with Rule 903 or Rule 904 of Regulation S under the Securities Act, (iii) pursuant to an exemption from registration under the Securities Act provided by Rule 144 thereunder (if available), (iv) pursuant to an effective registration statement under the Securities Act or (v) to institutional accredited investors in a transaction exempt from the registration requirements of the Securities Act, and, in each case, in accordance with all other applicable securities laws and the transfer restrictions set forth in the Indenture.

ACCOUNTING TREATMENT

  For accounting purposes, the Company will recognize no gain or loss as a result of the Exchange Offer. The expenses of the Exchange Offer will be amortized over the remaining term of the Notes.

                                THE ACQUISITION

GENERAL

  Pursuant to the Merger Agreement, on September 26, 1997 (effective September 29, 1997 for accounting purposes), Holdings acquired the Company (the "Acquisition") for an aggregate purchase price equal to $108,403,276. At the Acquisition Closing, TKC, a wholly-owned subsidiary of Holdings, was merged with and into the Company (the "Merger") pursuant to the Merger Agreement and the Company as the surviving corporation retained the name "Krystal." As a result of the Acquisition and Merger, the Notes became obligations of the Company as the successor corporation to TKC, and Holdings became the owner of 100% of the common stock of the Company.

FINANCING OF THE ACQUISITION

  Holdings and TKC were formed to consummate the Acquisition and Merger. Of the $35.0 million of Holdings capital stock issued in connection with the Acquisition, Philip H. Sanford, the Chairman and Chief Executive Officer of the Company, purchased $5.0 million. Holdings made the Equity Contribution by contributing such funds to TKC at the Acquisition Closing.

  The purchase price for the Acquisition, together with $7.3 million of related fees and expenses, was funded through the Financing.

  The following table sets forth the amounts of sources and uses of funds on a pro forma basis received by the Company in connection with the Financing:

                                                         AMOUNT
                                                          (IN
                                                         000'S)
                                                        --------
         Sources:
          Cash......................................... $  5,426
          Revolving Credit Facility....................   12,491
          Notes........................................  100,000
          Equity.......................................   35,000
                                                        --------
           Total Sources............................... $152,917
                                                        ========
         Uses:
          Acquisition of Common Stock.................. $108,403
          Refinance Existing Debt(1)...................   35,500
          Letter of Credit Cash Collateral.............    1,759
          Transactions Costs & Fees....................    7,255
                                                        --------
           Total Uses.................................. $152,917
                                                        ========

--------
(1) The indebtedness that was refinanced bore interest at a weighted average rate of 9.2% as of September 28, 1997.

                     USE OF PROCEEDS OF THE EXCHANGE NOTES

  This Exchange Offer is intended to satisfy certain obligations of the Company under the Registration Rights Agreement. The Company will not receive any proceeds from the issuance of the Exchange Notes offered hereby and has agreed to pay the expenses of the Exchange Offer. In consideration for issuing the Exchange Notes as contemplated in this Prospectus, the Company will receive, in exchange, the Private Notes representing an equal aggregate principal amount. The form and terms of the Exchange Notes are identical in all material respects to the form and terms of the Private Notes, except as otherwise described herein under "The Exchange Offer--Terms of the Exchange Offer." The Private Notes surrendered in exchange for Exchange Notes will be retired and canceled and cannot be reissued. Accordingly, issuance of the Exchange Notes will not result in any increase in the outstanding indebtedness of the Company.

                           PRO FORMA CAPITALIZATION

  The following table sets forth (i) the consolidated capitalization of the Company as of September 28, 1997, (ii) the adjustments necessary thereto to give effect to (a) the closing of the offering of the Private Notes and the application of the net proceeds therefrom and from borrowings under the Credit Facility and (b) the Acquisition and (iii) the pro forma consolidated capitalization of the Company following such adjustments. This table should be read in conjunction with "Use of Proceeds," "Selected Historical Consolidated Financial Information" and "Unaudited Pro Forma Financial Information," included elsewhere in this Prospectus.

                                                      SEPTEMBER 28, 1997
                                                -------------------------------
                                                 ACTUAL   ADJUSTMENTS PRO FORMA
                                                --------  ----------- ---------
                                                        (IN THOUSANDS)
Current portion of long-term debt and capital
 lease obligations............................. $  2,323    $(2,000)  $    323
                                                --------    -------   --------
Long-term debt and capital lease obligations:
 Credit Facility (1)...........................       --     12,491     12,491
 Capital lease obligations and other long-term
  debt.........................................   36,650    (33,500)     3,150
 Senior Notes..................................       --    100,000    100,000
                                                --------    -------   --------
  Total long-term debt and capital lease obli-
   gations.....................................   36,650     78,991    115,641
                                                --------    -------   --------
Shareholders' equity
 Common stock..................................   40,363     (5,363)    35,000
 Retained earnings.............................    7,318     (7,318)        --
 Deferred compensation.........................   (1,402)     1,402         --
                                                --------    -------   --------
  Total shareholders' equity...................   46,279    (11,279)    35,000
                                                --------    -------   --------
    Total capitalization....................... $ 85,252    $65,712   $150,964
                                                ========    =======   ========

--------
(1) Reflects borrowings under the Credit Facility necessary to consummate the Financing and the Acquisition. The total availability under the Credit Facility is $25.0 million. See "Unaudited Pro Forma Financial Information" and "Description of Credit Facility."

                   UNAUDITED PRO FORMA FINANCIAL INFORMATION

  The following unaudited pro forma consolidated financial statements (the "Pro Forma Financial Statements") include the unaudited pro forma condensed consolidated balance sheet as of September 28, 1997 (the "Pro Forma Balance Sheet"), and the unaudited pro forma condensed consolidated statements of operations for the fiscal year ended December 29, 1996, the nine months ended September 28, 1997, and the nine months ended September 29, 1996 (the "Pro Forma Statements of Operations").

  The Pro Forma Statements of Operations give effect to the Financing and the Acquisition and the cost reduction items described in the following paragraph as if they had been consummated on January 1, 1996. The Pro Forma Balance Sheet gives effect to the Transactions as if they were consummated on September 28, 1997.

  Management will initiate a cost reduction plan after the close of the transaction to reduce costs by over $4.7 million in 1997 and 1998 as compared with fiscal 1996 levels. See "Summary--Business Strategy."

  The Acquisition will be accounted for using the purchase method of accounting. The aggregate purchase price for the Acquisition will be allocated to the tangible and intangible assets and liabilities acquired based upon their respective fair values. The allocation of the aggregate purchase price reflected in the Pro Forma Financial Statements is preliminary. The final allocation of the purchase price is contingent upon studies and valuations that have not yet been completed.

  The Pro Forma Financial Statements are based on the historical financial statements of the Company and the assumptions and adjustments described in the accompanying notes. The Pro Forma Financial Statements do not purport to represent what the Company's results of operations or financial position actually would have been had the Financing and the Acquisition and the cost reduction items described herein in fact been consummated on the dates indicated or to project the results of operations or financial position for any future period or date. The Pro Forma Financial Statements are based upon assumptions that management believes are reasonable and should be read in conjunction with the consolidated financial statements and the notes thereto of the Company included elsewhere in this Prospectus.

            UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

                               SEPTEMBER 28, 1997
                                 (IN THOUSANDS)

                                           OFFERING     ACQUISITION
                            HISTORICAL(A) ADJUSTMENTS   ADJUSTMENTS    PRO FORMA
                            ------------- -----------   -----------    ---------
Cash......................    $  5,926      $(5,426)(c)                $    500
                                            142,446 (b)  $(142,446)(c)
Accounts receivable.......       4,012                          --        4,012
Inventories...............       1,890                         177 (d)    2,067
Other current assets......       8,748        1,759 (c)      2,599 (d)   13,106
                              --------                                 --------
 Current Assets...........      20,576                                   19,685
Property, Building &
 Equipment, net...........      90,034                      21,639 (d)  111,673
Other Assets..............       8,520        7,255 (e)      8,414 (f)   24,189
Intangibles...............          --                      40,877 (d)   40,877
                              --------                                 --------
 Total Assets.............     119,130                                  196,424
                              ========                                 ========
Accounts Payable &
 Accruals.................      23,013                       3,200 (d)   26,213
Current Maturities of Debt
 & Leases.................       2,323       (2,000)(c)                     323
                              --------                                 --------
 Current Liabilities......      25,336                                   26,536
Revolver..................          --       12,491 (b)                  12,491
Long Term Debt & Leases...      36,650      (33,500)(c)                   3,150
Senior Notes..............          --      100,000 (b)                 100,000
Other Liabilities.........      10,865                       8,382 (h)   19,247
                              --------                                 --------
 Total Liabilities........      72,851                                  161,424
Common Stock..............      40,363       35,000 (b)    (40,363)(g)   35,000
Retained Earnings.........       7,318                      (7,318)(g)       --
Deferred Compensation.....      (1,402)                      1,402 (g)
                              --------                                 --------
 Shareholders' Equity.....      46,279                                   35,000
                              --------                                 --------
 Total Liabilities &
  Shareholders' Equity....    $119,130                                 $196,424
                              ========                                 ========


                            See accompanying notes.

       NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

  The Pro Forma Condensed Consolidated Balance Sheet reflects the Financing and the Acquisition as if they had occurred as of September 28, 1997 (actual amounts may differ from amounts estimated below).

(a) Certain historical balances for the Company have been reclassified or condensed for purposes of this pro forma presentation.

(b) Reflects the issuance of the Notes, the Equity Contribution and the
  Financing:

      Issuance of the Notes........................................... $100,000
      Equity Financing................................................   35,000
      Senior Credit Facility:
       Current portion................................................       --
       Long-term portion..............................................   12,491
      Less: issuance-related fees and expenses........................   (5,045)
                                                                       --------
                                                                       $142,446
                                                                       ========

(c) Represents the following cash payments related to the Acquisition:

      Purchase price................................................ $(108,403)
      Retirement of pre-acquisition debt............................   (35,500)
      Letter of credit cash collateral..............................    (1,759)
      Acquisition expenses..........................................    (2,210)
      Less: use of excess cash on hand..............................     5,426
                                                                     ---------
                                                                     $(142,446)
                                                                     =========

(d) Reflects the preliminary allocation of the purchase price of the Acquisition. The Acquisition will be accounted for using the purchase method of accounting. The Company has not yet determined the final allocation of the purchase price and, accordingly, the amounts shown below will differ from the amounts ultimately determined.

  The preliminary pro forma allocation of the purchase price is as follows:

      Purchase price for the Company common stock..................... $108,403
      Less:
       Elimination of the Company stockholders' equity................   46,279
                                                                       --------
       Excess of purchase price over historical amounts to be
        allocated..................................................... $ 62,124
                                                                       ========

  Allocation of excess of purchase price based on preliminary estimated values:

      Property, Building & Equipment (based on preliminary
       appraisal, subject to adjustment based on final appraisal)...  $ 21,639
      Inventories (elimination of LIFO reserve) ....................       177
      Other Current Assets (net benefit for income taxes as a result
       of a net operating loss carryback from short year return)....     2,599
      Other Assets (pension plan adjustment for plan assets at fair value in excess of projected benefit obligation--net of
       write-off of deferred loan costs)............................     8,414
      Goodwill (subject to final adjustment as a result of asset
       appraisal)...................................................    40,877
      Other Liabilities (elimination of pension plan accrual and increase in deferred compensation plan--net of tax
       adjustment)..................................................    (8,382)
      Accruals for employee severance and restructuring costs.......    (3,200)
                                                                      --------
                                                                      $ 62,124
                                                                      ========

(e) Reflects the following:

      Issuance-related fees and expenses.............................. $ 5,045
      Acquisition expenses............................................   2,210
                                                                       -------
                                                                       $ 7,255
                                                                       =======

(f) Reflects the following:

      Adjustment of defined benefit pension plan for excess of plan assets at fair value over the projected benefit obligation..... $ 9,725
      Elimination of existing deferred loan costs related to
       extinguishment of debt ........................................  (1,311)
                                                                       -------
                                                                       $ 8,414
                                                                       =======

(g) Reflects the elimination of historical equity balances.

(h) Reflects the following:

      Elimination of unfunded pension benefit obligations............. $ 4,007
      Adjustment of deferred tax...................................... (12,039)
      Adjustment of deferred compensation plan to unfunded projected
       benefit level..................................................    (350)
                                                                       -------
                                                                       $(8,382)
                                                                       =======

                   UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
                            STATEMENT OF OPERATIONS

                          YEAR ENDED DECEMBER 29, 1996
                             (DOLLARS IN THOUSANDS)

                                                                                     COST
                                         OFFERING     ACQUISITION                   SAVINGS     SUPPLEMENTAL
                          HISTORICAL(A) ADJUSTMENTS   ADJUSTMENTS   PRO FORMA     ADJUSTMENTS    PRO FORMA
                          ------------- -----------   -----------   ---------     -----------   ------------
STATEMENT OF OPERATIONS
 DATA:
Revenues:
 Restaurant sales.......    $236,470                                $236,470                      $236,470
 Franchise fees.........         349                                     349                           349
 Royalties..............       2,778                                   2,778                         2,778
 Other revenue..........       4,671                                   4,671                         4,671
                            --------                                --------                      --------
   Total revenues.......     244,268                                 244,268                       244,268
Cost of restaurant
 sales..................     195,733                                 195,733        $  (637)(b)    195,096
Depreciation and
 amortization...........      11,378                    $2,636 (c)    14,014                        14,014
General and
 administrative expense.      25,422                                  25,422         (4,123)(b)     21,299
Other operating expense.       3,809                                   3,809                         3,809
Special charges and
 provision for loss on
 restaurant closings and
 property write downs...       4,000                                   4,000                         4,000
                            --------                                --------                      --------
Operating income........       3,926                                   1,290                         6,050
Interest expense........       4,796      $ 7,219                     12,015 (d)                    12,015
Interest income.........        (814)         195 (e)                   (619)                         (619)
Reorganization expense..       3,846                                   3,846                         3,846
                            --------                                --------                      --------
Loss before income taxes
 and extraordinary item.      (3,902)                                (13,952)                       (9,192)
Income tax provision
 (benefit)..............      (1,480)      (2,817)(f)     (380)(f)    (4,677)         1,809 (f)     (2,868)
                            --------                                --------                      --------
Loss before
 extraordinary item.....    $ (2,422)                               $ (9,275)                     $ (6,324)
                            ========                                ========                      ========
OTHER FINANCIAL DATA:
EBITDA..................    $ 19,304                                                              $ 24,064
EBITDA margin...........         7.9%                                                                  9.9%
EBITDA/Interest expense.         4.0                                                                   2.0
EBITDA/Cash interest
 expense ...............         4.0                                                                   2.1


                            See accompanying notes.

                   UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
                            STATEMENT OF OPERATIONS

                      NINE MONTHS ENDED SEPTEMBER 28, 1997
                             (DOLLARS IN THOUSANDS)

                                                                                     COST
                                         OFFERING     ACQUISITION                   SAVINGS     SUPPLEMENTAL
                          HISTORICAL(A) ADJUSTMENTS   ADJUSTMENTS   PRO FORMA     ADJUSTMENTS    PRO FORMA
                          ------------- -----------   -----------   ---------     -----------   ------------
STATEMENT OF OPERATIONS
 DATA:
Revenues:
 Restaurant sales.......    $178,815                                $178,815                      $178,815
 Franchise fees.........         219                                     219                           219
 Royalties..............       2,232                                   2,232                         2,232
 Other revenue..........       3,469                                   3,469                         3,469
                            --------                                --------                      --------
   Total revenues.......     184,735                                 184,735                       184,735
Cost of restaurant
 sales..................     148,393                                 148,393        $  (478)(b)    147,915
Depreciation and
 amortization...........       8,216                    $1,977 (c)    10,193                        10,193
General and
 administrative expense.      19,656                                  19,656         (3,092)(b)     16,564
Other operating expense.       2,444                                   2,444                         2,444
Special charges and
 provision for loss on
 restaurant closings and
 property write-downs...         --                                      --                            --
                            --------                                --------                      --------
Operating income........       6,026                                   4,049                         7,619
Interest expense........       2,732      $6,284                       9,016 (d)                     9,016
Interest income.........        (517)        146 (e)                    (371)                         (371)
Reorganization expense..       1,218                                   1,218                         1,218
                            --------                                --------                      --------
Income (loss) before
 income taxes and
 extraordinary item.....       2,593                                  (5,814)                       (2,244)
Income tax provision
 (benefit)..............         928      (2,443)(f)      (285)(f)    (1,800)         1,357 (f)       (443)
                            --------                                --------                      --------
Income (loss) before
 extraordinary item.....    $  1,665                                $ (4,014)                     $ (1,801)
                            ========                                ========                      ========
OTHER FINANCIAL DATA:
EBITDA..................    $ 14,242                                                              $ 17,812
EBITDA margin...........         7.7%                                                                  9.6%
EBITDA/Interest expense.         5.2                                                                   2.0
EBITDA/Cash interest
 expense................         5.2                                                                   2.1


                            See accompanying notes.

                   UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
                            STATEMENT OF OPERATIONS

                      NINE MONTHS ENDED SEPTEMBER 29, 1996
                             (DOLLARS IN THOUSANDS)

                                                                                      COST
                                         OFFERING     ACQUISITION                    SAVINGS     SUPPLEMENTAL
                          HISTORICAL(A) ADJUSTMENTS   ADJUSTMENTS    PRO FORMA     ADJUSTMENTS    PRO FORMA
                          ------------- -----------   -----------    ---------     -----------   ------------
STATEMENT OF OPERATIONS
 DATA:
Revenues:
 Restaurant sales.......    $175,401                                 $175,401                      $175,401
 Franchise fees.........         171                                      171                           171
 Royalties..............       2,021                                    2,021                         2,021
 Other revenue..........       3,409                                    3,409                         3,409
                            --------                                 --------                      --------
   Total revenues.......     181,002                                  181,002                       181,002
Cost of restaurant
 sales..................     145,847                                  145,847        $  (478)(b)    145,369
Depreciation and
 amortization...........       8,447                    $1,977 (c)     10,424                        10,424
General and
 administrative expense.      19,567                                   19,567         (3,092)(b)     16,475
Other operating expense.       2,742                                    2,742                         2,742
Special charges and
 provision for loss on
 restaurant closings and
 property write-downs...         --                                       --                            --
                            --------                                 --------                      --------
Operating income........       4,399                                    2,422                         5,992
Interest expense........       3,461      $ 5,552                       9,013 (d)                     9,013
Interest income.........        (820)         146 (e)                    (674)                         (674)
Reorganization expense..       2,288                                    2,288                         2,288
                            --------                                 --------                      --------
Loss before income taxes
 and extraordinary item.        (530)                                  (8,205)                       (4,635)
Income tax provision
 (benefit)..............        (199)      (2,165)(f)      (285)(f)    (2,649)         1,357 (f)     (1,292)
                            --------                                 --------                      --------
Loss before
 extraordinary item.....    $   (331)                                $ (5,556)                     $ (3,343)
                            ========                                 ========                      ========
OTHER FINANCIAL DATA:
EBITDA..................    $ 12,846                                                               $ 16,416
EBITDA margin...........         7.1%                                                                   9.1%
EBITDA/Interest expense.         3.7                                                                    1.8
EBITDA/Cash interest
 expense................         3.7                                                                    1.9


                            See accompanying notes.

                    NOTES TO UNAUDITED PRO FORMA CONDENSED
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                            (DOLLARS IN THOUSANDS)

  The Pro Forma Consolidated Statements of Operations reflect the Financing and the Acquisition as if they had occurred as of January 1, 1996 (actual amounts may differ from amounts estimated below).

(a) Certain historical balances of the Company have been reclassified or condensed for purposes of this pro forma presentation.

                                            YEAR-
                                            ENDED   NINE MONTHS-  NINE MONTHS-
                                           12/29/96 ENDED 9/28/97 ENDED 9/29/96
                                           -------- ------------- -------------
(b) Reflects the following:

   Estimated reduction in costs from
    headcount reduction and associated
    overhead.............................  $ 4,760     $ 3,570       $ 3,570
                                            YEAR-
                                            ENDED   NINE MONTHS-  NINE MONTHS-
                                           12/29/96 ENDED 9/28/97 ENDED 9/29/96
                                           -------- ------------- -------------
(c) Reflects the following:

   Additional amortization of goodwill
    and intangibles......................  $ 1,723     $ 1,292       $ 1,292
   Additional depreciation on the
    increase in property, building and
    equipment ...........................  $   913     $   685       $   685
                                           -------     -------       -------
                                           $ 2,636     $ 1,977       $ 1,977
                                           =======     =======       =======
                                            YEAR-
                                            ENDED   NINE MONTHS-  NINE MONTHS-
                                           12/29/96 ENDED 9/28/97 ENDED 9/29/96
                                           -------- ------------- -------------
(d) Reflects the following:

   Interest expense on Credit Facility at
    8.4%.................................  $ 1,049     $   787       $   787
   Interest expense on the Notes at
    10.25%...............................   10,250       7,688         7,688
   Unused commitment fees and agency
    fees.................................       63          47            47
   Interest expense on mortgages and
    loans against cash surrender value of
    life insurance at an average rate of
    6.4% ................................       75          60            57
                                           -------     -------       -------
   Total cash interest expense...........  $11,437     $ 8,582       $ 8,579
   Amortization of deferred finance
    costs................................      578         434           434
                                           -------     -------       -------
   Total interest expense................  $12,015     $ 9,016       $ 9,013
                                           =======     =======       =======

  A change of 1/4% in the interest rate on the Notes and the senior credit facility would have an impact on pro forma interest expense of $281 and $211 for the year ended December 29, 1996 and the nine month periods ended September 28, 1997 and September 29, 1996, respectively.

(e) Reflects the decline in interest income resulting from the use of cash on hand in the acquisition.

(f) Reflects the net additional income tax expense (benefit) as a result of the Transaction, at the effective rates of 38% for the year ended December 29, 1996 and the nine months ended September 28, 1997 and September 29, 1996.

            SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

  The following selected financial data is qualified in its entirety by the consolidated financial statements of the Company and other information contained elsewhere in this Prospectus. The financial data as of January 3, 1993, January 2, 1994, January 1, 1995, December 31, 1995, and December 29, 1996, and for the years then ended, has been derived from the audited financial statements of the Company contained elsewhere in this Prospectus. The financial data as of and for the nine months ended September 29, 1996 and September 28, 1997 have been derived from the unaudited financial statements of the Company and, in the opinion of the Company's management, include all adjustments (consisting only of normal recurring adjustments) considered necessary for a fair presentation. Interim results are not necessarily indicative of financial results of the Company for the full fiscal year. The following financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," and the Consolidated Financial Statements and notes thereto appearing elsewhere in this Prospectus.

                                                YEAR ENDED(1)                             NINE MONTHS ENDED
                          ---------------------------------------------------------- ---------------------------
                          JANUARY 3, JANUARY 2, JANUARY 1, DECEMBER 31, DECEMBER 29, SEPTEMBER 29, SEPTEMBER 28,
                             1993       1994       1995        1995         1996         1996          1997
                          ---------- ---------- ---------- ------------ ------------ ------------- -------------
                                            (DOLLARS IN THOUSANDS)                           (UNAUDITED)
STATEMENT OF OPERATIONS
 DATA:
Restaurant sales........   $226,302   $228,468   $239,104    $239,376     $236,470     $175,401      $178,815
Franchise fees..........        487        533        796         618          349          171           219
Royalties...............        774      1,157      1,880       2,420        2,778        2,021         2,232
Other revenue...........      4,562      6,575      6,542       5,614        4,671        3,409         3,469
                           --------   --------   --------    --------     --------     --------      --------
Total revenues..........    232,125    236,733    248,322     248,028      244,268      181,002       184,735
Cost of restaurant
 sales..................    178,543    182,530    192,256     197,031      195,733      145,847       148,393
Depreciation &
 amortization expense...      8,823      9,881     11,213      12,311       11,378        8,447         8,216
General & administrative
 expense................     25,166     24,781     25,775      25,770       25,422       19,567        19,656
Other operating
 expenses, net..........      4,111      5,651      4,946       4,417        3,809        2,742         2,444
Provision for loss on
 restaurant closings and
 other property write-
 downs..................        --         --         --        3,911          --           --            --
Special charges.........        --         --       2,000      10,000        4,000          --            --
                           --------   --------   --------    --------     --------     --------      --------
Total operating
 expenses...............    216,643    222,843    236,190     253,440      240,342      176,603       178,709
                           --------   --------   --------    --------     --------     --------      --------
Income (loss) from
 operations.............     15,482     13,890     12,132      (5,412)       3,926        4,399         6,026
Reorganization item.....        --         --         --          184        3,846        2,288         1,218
Interest expense........      5,177      3,494       3801       4,134        4,796        3,461         2,732
Interest income.........     (1,092)      (842)      (820)       (718)        (814)        (820)         (517)
                           --------   --------   --------    --------     --------     --------      --------
Income (loss) before
 provision for (benefit
 from) income taxes and
 extraordinary items....     11,397     11,238      9,151      (9,012)      (3,902)        (530)        2,593
Provision for (benefit
 from) income taxes.....      4,391      3,772      2,962      (3,688)      (1,480)        (199)          928
                           --------   --------   --------    --------     --------     --------      --------
Income (loss) before
 cumulative effect of
 change in accounting
 principle and
 extraordinary item.....      7,006      7,466      6,189      (5,324)      (2,422)        (331)        1,665
Cumulative effect of
 accounting principle
 change
 Post-retirement health
  benefits, net of
  income tax benefit of
  $178,000..............        --        (290)       --          --           --           --            --
 Income Taxes...........        --         413        --          --           --           --            --
                           --------   --------   --------    --------     --------     --------      --------
Net income (loss) before
 extraordinary item.....      7,006      7,589      6,189      (5,324)      (2,422)        (331)        1,665
Extraordinary loss on
 early extinguishment of
 debt, net of tax
 benefit of $134,000 in
 1997...................        --         --         --          --           --           --            220
                           --------   --------   --------    --------     --------     --------      --------
Net income (loss).......   $  7,006   $  7,589   $  6,189    $ (5,324)    $ (2,422)    $   (331)     $  1,445
                           ========   ========   ========    ========     ========     ========      ========

                                                YEAR ENDED(1)                             NINE MONTHS ENDED
                          ---------------------------------------------------------- ---------------------------
                          JANUARY 3, JANUARY 2, JANUARY 1, DECEMBER 31, DECEMBER 29, SEPTEMBER 29, SEPTEMBER 28,
                             1993       1994       1995        1995         1996         1996          1997
                          ---------- ---------- ---------- ------------ ------------ ------------- -------------
                                            (DOLLARS IN THOUSANDS)                           (UNAUDITED)
                          ---------------------------------------------------------- ---------------------------
OTHER FINANCIAL DATA:
EBITDA(2)...............   $24,305    $ 23,771   $ 25,345    $ 20,810     $ 19,304     $ 12,846      $ 14,242
EBITDA margin(3)........      10.5%       10.0%      10.2%        8.4%         7.9%         7.1%          7.7%
Capital expenditures(4):
 Maintenance capital ex-
  penditures............     4,826       6,209      5,814       5,941        5,290        3,355         4,125
 Renovation.............     2,366       2,027      1,943       2,461          603          368           447
 New restaurant develop-
  ment..................     2,083      17,068     17,697       3,806          --           --            --
 Other..................       758         827      1,199       4,099          564          426           935
                           -------    --------   --------    --------     --------     --------      --------
  Total capital
   expenditures.........   $10,033    $ 26,131   $ 26,653    $ 16,307     $  6,457     $  4,149      $  5,507
BALANCE SHEET DATA (AT
 END OF PERIOD):
Net book value of prop-
 erty and equipment(5)..   $66,974    $ 85,761   $100,888    $100,409     $ 92,826     $ 94,497      $ 90,034
Total assets............    98,657     105,972    130,786     132,695      143,870      137,886       119,130
Total debt and capital
 lease obligations(6)...    35,653      32,546     47,584      43,460       42,789       42,907        38,973
Total shareholder's eq-
 uity...................    36,642      44,728     51,636      46,647       44,688       46,588        46,279

--------

(1) The Company has a 52/53-week fiscal year ending on the last Sunday in December which normally consists of 13 four-week periods. The fiscal year ended December 29, 1996 included 52 weeks of operations.
(2) EBITDA represents income from operations plus depreciation and amortization, adjusted for non-cash items related to gain/losses on asset dispositions and write-downs. EBITDA should not be construed as a substitute for income from operations or a better indicator of liquidity than cash flow from operating activities, which is determined in accordance with generally accepted accounting principles. EBITDA is included herein to provide additional information with respect to the ability of the Company to meet its future debt service, capital expenditure and working capital requirements in addition, management believes that certain investors may find EBITDA to be a useful tool for measuring the ability of the Company to service its debt. EBITDA is not necessarily a measure of the Company's ability to fund its cash needs. See the Consolidated Statements of Cash Flows of the Company and the related notes to the Consolidated Financial Statements thereto included elsewhere in this Offering Memorandum.
(3) EBITDA margin represents EBITDA divided by total revenues.
(4) Capital expenditures (excluding expenditures funded through capital leases) have been segregated into the following categories to provide additional information:
  Maintenance capital expenditures represents day-to-day expenditures to restaurant equipment replacements and general restaurant capital improvements.
  Renovation represents significant restaurant renovations and upgrades pursuant to the Company's renovation activities with respect to Company operated restaurants.
  New restaurant development represents new company-operated restaurant construction and development.
  Other represents capital expenditures at various corporate offices and new restaurant equipment such as fryers and security systems.
(5) Net book value of property and equipment includes leased properties (under capital leases).
(6) For the periods ended December 31, 1995, September 29, 1996 and December 29, 1996, unsecured senior notes totaling $36 million are reflected on the Company's balance sheets as part of "Liabilities subject to compromise." For purposes of this table, the senior notes are included in "Total debt and capital lease obligations."

  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                  OPERATIONS

GENERAL

  The Company's revenues are derived primarily from sales by Company-owned restaurants. Total Company-owned restaurants decreased from 256 at the end of 1995 to 249 at September 28, 1997. Royalties and franchise fees from franchisees have been a small portion of the Company's revenues to date, but those sources of revenues are anticipated to increase significantly in future years as the Company continues to develop its franchised restaurants. The total number of franchised restaurants grew from 80 to 89 in 1996, representing an increase of 11.0%. During the first nine months of 1997, the number of franchised restaurants grew from 89 to 95 (net of one closing), representing an increase of 6.7%. The Company expects its franchisees to develop nine new restaurants during the remainder of 1997. The Company operates a fixed base airport hangar operation in Chattanooga, Tennessee, although revenues from this operation in each of the last three years were less than 3.0% of the Company's total revenues.

  The Company's fiscal year ends on the Sunday nearest December 31. Consequently, the Company will occasionally have a 53 week fiscal year. The years ended January 1, 1995, December 31, 1995 and December 29, 1996 were 52 week fiscal years.

  Cost of restaurant sales relates to food and paper costs, labor and all other restaurant costs for company-owned restaurants. Other expenses, such as depreciation and amortization and general and administrative expenses, relate primarily to company-owned restaurants and to the Company's franchise sales and support functions.

BANKRUPTCY FILING

  In July 1994, the Company was named a defendant in a suit filed in the United States District Court for the Middle District of Tennessee, in which 41 plaintiffs, who were current and former employees of the Company, alleged violations of the Fair Labor Standards Act of 1938 ("FLSA") and sought back wages, liquidated damages, costs and attorneys' fees. The suit alleged that the plaintiffs were uncompensated for time which they worked on the Company's behalf. In February 1995, ten additional plaintiffs, also current and former employees of the Company, filed a separate suit in the same Court containing essentially the same allegations. As a result, the Company established a reserve of $2 million to cover the claims of the plaintiffs in the two suits, the costs associated therewith, and the claims of any other employees and the costs associated therewith. Since the February 1995 action was originally filed, approximately 300 additional plaintiffs joined that suit.

  On April 18, 1995, the Company settled the July 1994 case by agreeing to pay $840,000 to the plaintiffs and their counsel. By order dated August 28, 1995, the Court in the February 1995 case provisionally granted the plaintiffs' motion for court-supervised notice of the pendency of that action to prospective class members from among current and former employees of the Company for the past three years.

  In the third quarter of 1995, a total of 17 additional current and former employees of the Company filed three new suits in the United States District Courts for the Northern District of Georgia, the Northern District of Alabama and the Middle District of Florida, containing essentially the same allegations as set forth in the July 1994 and February 1995 suits.

  In light of the three new suits filed against the Company during the third quarter of 1995 and the order entered in the February 1995 suit provisionally granting the plaintiffs' motion for court-supervised notice of the pendency of that action, the Company established an additional $10 million reserve to cover an estimate of the exposure resulting from (i) the claims of the plaintiffs in the four pending suits, (ii) the potential for additional claims of other current and former employees, (iii) related claims and (iv) the costs associated therewith.

  On December 15, 1995, the Company filed a voluntary petition under Chapter 11 of the United States Bankruptcy Code with the United States Bankruptcy Court for the Eastern District of Tennessee (the "Bankruptcy Court") for the purpose of completely and finally resolving the various claims filed against the Company by current and former employees alleging violations of the FLSA. The Company was a debtor-in-possession for purposes of the bankruptcy case. Approximately 8,000 current or former employees filed claims by the June 6, 1996 bar date in unspecified amounts alleging that they worked time for which they were not compensated.

  An agreement, subject to court approval, was reached in January 1997 to settle the various wage claims for approximately $13 million. In 1996, the Company added $4 million to the reserve for settlement of the wage claims, associated payroll taxes, and related expenses, the balance of which was $13,875,000 at December 29, 1996.

  The Company filed a plan of reorganization with the bankruptcy court (the "Reorganization Plan") which incorporated the terms of the wage claim settlement and provided for the payment in full of all valid pre-petition obligations of the Company. The terms and provisions of the Reorganization Plan were approved by the Bankruptcy Court on April 10, 1997 and became effective April 23, 1997. The confirmed plan provided for the following:

  . term loans of $10.0 million and $20.0 million and a revolving loan of $23.0 million effective April 23, 1997, and maturing April 23, 2002 (which were repaid with proceeds from the Financing);
  . the payment of senior debt and secured debt totaling approximately $38.6 million along with all past due interest and additional interest at 1.3% per annum;
  . the settlement of approximately 6,000 FLSA claims totaling about $12.6 million with pro se claims settled for approximately $100,000; and . the payment of holders of approximately $7.6 million of trade claims of
    100% of their claims with interest at 8.5% per annum for the period December 15, 1995-April 23, 1997.

RESULTS OF OPERATIONS

  The following table sets forth the percentage relationship to total revenues, unless otherwise indicated, of certain items from the Company's statements of operations. The table also sets forth certain restaurant operating data for the periods indicated.

                                   FISCAL YEAR ENDED                  NINE MONTHS ENDED
                          ------------------------------------ -------------------------------
                          JANUARY 1, DECEMBER 31, DECEMBER 29, SEPTEMBER 29, SEPTEMBER 28,
                             1995        1995         1996         1996          1997
                          ---------- ------------ ------------ ------------- -------------
                                                                       (UNAUDITED)
Revenues:
 Restaurant sales.......     96.3%       96.5%        96.8%         96.9%         96.8%
 Franchise fees.........      0.3         0.2          0.2           0.1           0.1
 Royalties..............      0.8         1.0          1.1           1.1           1.2
 Other revenue..........      2.6         2.3          1.9           1.9           1.9
                            -----       -----        -----         -----         -----
                            100.0       100.0        100.0         100.0         100.0
Costs and expenses:
 Cost of restaurant
  sales.................     77.4        79.4         80.1          80.6          80.3
 Depreciation and amor-
  tization..............      4.5         5.0          4.7           4.7           4.5
 General and administra-
  tive expenses.........     10.4        10.4         10.4          10.8          10.6
 Other expenses, net....      2.0         1.8          1.6           1.5           1.3
 Provision for loss on
  restaurant closings
  and other property
  write-downs...........      --          1.6          --            --            --
 Special charge.........      0.8         4.0          1.6           --            --
                            -----       -----        -----         -----         -----
                             95.1       102.2         98.4          97.6          96.7
Operating income (loss).      4.9        (2.2)         1.6           2.4           3.3
Reorganization expense..      --         (0.1)        (1.6)         (1.3)         (0.7)
Interest expense:
 Contractual rate inter-
  est...................     (1.5)       (1.6)        (1.6)         (1.7)         (1.5)
 Interest related to
  certain pre-petition
  liabilities, net......      --          --          (0.3)         (0.2)          --
Interest income.........      0.3         0.3          0.3           0.5           0.3
                            -----       -----        -----         -----         -----
Income (loss) before
 provision for income
 taxes..................      3.7        (3.6)        (1.6)         (0.3)          1.4
Provision for (benefit
 from) income taxes.....      1.2        (1.5)        (0.6)         (0.1)         (0.5)
                            -----       -----        -----         -----         -----
Net income (loss).......      2.5%       (2.1)%       (1.0)%        (0.2)%         0.9 %
                            =====       =====        =====         =====         =====

                                   FISCAL YEAR ENDED                  NINE MONTHS ENDED
                          ------------------------------------ -------------------------------
                          JANUARY 1, DECEMBER 31, DECEMBER 29, SEPTEMBER 29, SEPTEMBER 28,
                             1995        1995         1996         1996          1997
                          ---------- ------------ ------------ ------------- -------------
                                 (DOLLARS IN THOUSANDS)                (UNAUDITED)
Restaurant Operating Data:
Number of restaurants at
 end of period:
 Company-owned..........      252         256          249          250           249
 Franchised.............       65          80           89           83            95
  Total.................      317         336          338          333           344
Average sales per
 Company-owned
 restaurant:
  FSR...................     $987        $956         $956         $707          $733
  DDR...................      487         534          521          383           399
  Combined..............      960         939          937          693           718
Average sales increase
 (decrease) per company-
 owned restaurant vs.
 prior year:
  FSR...................     (1.5)%      (3.1)%        0.0%        (0.5)%         3.7%
  DDR...................      0.2         9.7         (2.4)        (3.0)          4.2
  Combined..............     (1.2)       (2.2)        (0.2)        (0.7)          3.6
Company-owned same
 restaurant sales
 (decrease) vs. prior
 year:
  FSR...................     (1.8)%      (2.9)%       (0.4)%       (0.6)%         3.1%
  DDR...................     (0.6)       (5.7)        (1.1)        (1.7)          4.7
  Combined..............     (1.7)       (2.9)        (0.4)        (0.7)          3.1

COMPARISON OF THE NINE MONTHS ENDING SEPTEMBER 28, 1997 TO THE NINE MONTHS ENDED SEPTEMBER 29, 1996

  Total revenues increased 2.1% to $184.7 million for the first nine months of 1997 compared to $181.0 million for the same period of 1996. Restaurant sales accounted for $3.4 million of this $3.7 million increase. Restaurant sales for 249 units open the first nine months of 1997 and 1996 increased $5.4 million during the first nine months of 1997 compared to the same period in 1996 but were partially offset by the closing of seven restaurants at various times during 1996 whose combined sales were $2.0 million during the same period of 1996. Company-owned average same restaurant sales for the first nine months of 1997 were $721,000 compared to $699,000 for the same period in 1996, an increase of 3.1%. The Company's management believes the 1997 first nine months sales increase can be attributed to several factors, including price increases, new advertising and promotional programs, continuing improvements in operations at the restaurant level and the mild weather in the southeast in the first quarter 1997 as compared to the same period in 1996. The Company had 249 restaurants open at the end of the first nine months of 1997 compared to 250 at the end of the first nine months of 1996.

  Franchise fees and royalties increased $259,000 to $2.5 million in the first nine months of 1997 versus the same period in 1996. The franchise system had 95 restaurants open at the end of the first nine months of 1997 compared to 83 open at the end of the same period in 1996. This increase in franchise fees and royalties is a result of the increase in franchised restaurants.

  Other revenue, which comes from the Company's aviation subsidiary, was $3.5 million in the first nine months of 1997 compared to $3.4 million in the same period of 1996.

  The average customer check for Company-owned full size restaurants in the first nine months of 1997 was $3.78 as compared to $3.55 in the same period of 1996, an increase of 6.5%. The changes in average customer check are due to product prices increasing approximately 3.7% in the first nine months of 1997 over the same period in 1996, and introducing promotional products and menu combinations which increased the average customer check. Customer counts per restaurant day decreased to 691 in the first nine months of 1997 compared to 709 in the same period of 1996, a decrease of 2.5%. The customer count decline is partly attributable to a new cash register being installed throughout the system which counts a customer with each sale registered rather than each time the cash drawer is opened as the prior register system did. Conversion was completed in 208 restaurants at September 28, 1997, and management believes this change has reduced reported customer counts by approximately 1.7%, but produces a more accurate customer count.

  Cost of restaurant sales increased $2.5 million, approximately 1.8%, to $149.4 million in the first nine months of 1997, from $145.8 million in the same period of 1996. Cost of restaurant sales as a percentage of restaurant sales decreased to 83.0% in the first nine months of 1997 from 83.2% in the same period of 1996. This decrease is primarily the result of increases in food and paper costs and labor expenses that the Company was able to pass through to customers with offsetting product price increases. Total food and paper costs were $57.7 million in the first nine months of 1997 as compared to $56.2 million in the same period of 1996. Food and paper costs as a percentage of restaurant sales increased to 32.3% in the first nine months of 1997 as compared to 32.0% in the same period of 1996. Direct labor cost increased $522,000 in the first nine months of 1997, approximately 1.3%, to 22.3% of restaurant sales in the first nine months of 1997, versus 22.4% in the same period of 1996. Assistant restaurant manager labor cost increased $494,000, approximately 6.3%. Assistant restaurant manager labor cost as a percentage of restaurant sales increased to 4.7% in the first nine months of 1997 from 4.5% in the same period of 1996. Restaurant manager labor cost increased $90,000, approximately 1.6%, due to average salary increases for the first nine months of 1997.

  Depreciation and amortization expenses decreased $231,000, approximately 2.7%, to $8.2 million in the first nine months of 1997 as compared to $8.4 million for the same period in 1996. This decrease in the first nine months of 1997 is due to some assets being fully depreciated in late 1996.

  General and administrative expenses increased by $89,000, approximately 0.5%, to $19.7 million in the first nine months of 1997 versus $19.6 million in the same period of 1996. Advertising expense was approximately $7.5 million in the first nine months of 1997, down from $7.6 million in the same period of 1996. Advertising expense as a percentage of restaurant sales was 4.2% in the first nine months of 1997 compared to 4.4% in the same period of 1996. Salaries increased $287,000 approximately 5.0%, to $6.0 million in the first nine months of 1997 from $5.7 million in the same period of 1996. This increase in salaries was primarily the result of accruing $226,000 for profit incentive bonuses in 1997; no accrual was made in 1996 as there was a year-to-date net loss.

  In accordance with Statement of Position 90-7, Financial Reporting by Entities in Reorganization Under the Bankruptcy Code, issued by the American Institute of Certified Public Accountants, the Company is expensing Reorganization Items as incurred. The total of such professional fees and expenses during the first nine months of 1997 was $1.2 million as compared to $2.3 million in the same period of 1996.

  A reducing adjustment of $331,000 in interest related to certain pre-petition liabilities, net, resulted in $96,000 of income during the first nine months of 1997 compared to expense of $459,000 in the same period of 1996. Interest income decreased $303,000 for the first nine months of 1997 compared to the same period in 1996 due to the reduction in cash and temporary investments from 1996.

  Provision for income taxes increased to $928,000 in the first nine months of 1997 as compared to an income tax benefit of $199,000 for the same period in 1996, when the Company recorded a net loss for the period. The effective tax rate of 36.0% approximates the combined statutory federal and state income tax rates.

  The write-off of unamortized financing costs in conjunction with extinguishment of debt of $334,000 pre-tax was recorded in the first nine months of 1997.

COMPARISON OF FISCAL 1996 TO FISCAL 1995

  Total revenues decreased 1.5% to $244.3 million in 1996 compared to $248.0 million in 1995. Restaurant sales decreased $2.9 million to $236.5 million in 1996 from 1995. Fiscal 1996 and fiscal 1995 were both 52 week years. Average sales per company-owned restaurant decreased by 0.2% to $937,000 from $939,000 in 1995. The Company closed seven full size restaurants in 1996. Franchise fees decreased $269,000 and royalties increased $358,000 in 1996 as the Company's franchise system grew to 89 restaurants at the end of 1996 from 80 restaurants at the end of 1995. The Company recognizes franchise fees as revenues upon the opening of a franchised restaurant.

  Same restaurant sales declined 0.4% in 1996 versus 1995. The principal cause of this decrease was a 3.9% decrease in average customer count per restaurant day to 714 in 1996 from 743 in 1995. Product prices increased approximately 2.2% in 1996 over 1995. The average customer check in 1996 was $3.59 for company-owned FSRs and $3.90 for company-owned DDRs as compared to $3.46 and $3.80, respectively, in 1995, an increase of approximately 3.8% and 2.6%, respectively. The Company's management believes that the major national chains deep discounting and heavy advertising combined with the over-expansion within the industry have limited the Company's opportunities for increasing market share. Given the competitive environment, the Company is deferring capital outlays for new restaurant development and will concentrate on building same restaurant sales to the levels experienced in the early 1990's.

  Cost of restaurant sales decreased $1.3 million, approximately 0.7%, to $195.7 million in 1996 from $197.0 million in 1995. Cost of restaurant sales as a percentage of restaurant sales increased to 82.8% in 1996 from 82.3% in 1995. Total food and paper costs increased $1.2 million, approximately 1.5%, and increased as a percentage of restaurant sales to 32.2% in 1996 as compared to 31.3% in 1995. Direct labor cost decreased $1.2 million, approximately 2.2%, and decreased as a percent of restaurant sales to 22.3% in 1996 versus 22.5% in 1995, due to the reduction of the number of restaurants open in 1996 and the institution of a program to reduce direct labor staffing and increase assistant manager staffing to improve training and operations. Assistant restaurant manager labor cost increased $694,000, approximately 7.0%, and increased as a percentage of restaurants sales to 4.5% in 1996 compared to 4.1% in 1995 due to the aforementioned program and average salary increases. Restaurant manager labor cost increased $79,000, approximately 1.1%, due to average salary increases net of seven restaurant closings during 1996.

  Depreciation and amortization expense decreased $933,000, approximately 7.6%, to $11.4 million in 1996 as compared to $12.3 million in 1995. The decrease in 1996 was primarily due to certain assets being fully depreciated in late 1995 and during 1996.

  General and administrative expenses decreased $348,000, approximately 1.4%, to $25.4 million in 1996 versus $25.8 million in 1995. Advertising expense increased $18,000 to $9.9 million in 1996 from $9.8 million in 1995. Advertising expense as a percentage of restaurant sales was 4.2% in 1996 compared to 4.1% in 1995. Salaries increased $478,000, approximately 6.9%, to $7.7 million in 1996 from $7.2 million in 1995. The increase in salaries was primarily the result of normal cost of living increases given to staff employees and the addition of key management personnel during 1995. Professional fees, other than professional fees and expenses related to the Chapter 11 proceedings, decreased $1.1 million, approximately 53.4%, to $933,000 in 1996 as compared to $2.0 million in 1995.

  In December 1995, the Company recorded a provision for loss on restaurant closings and other property write-downs of $3,911,000 as discussed in Note 4 to Consolidated Financial Statements.

  A special charge of $4.0 million was recorded in 1996, in addition to $10.0 million that was recorded in 1995, in connection with the compensation of hourly employees as discussed in Note 11 to Consolidated Financial Statements.

  Professional fees and expenses related to the Chapter 11 proceedings have increased $3.7 million to $3.8 million in 1996 compared to $184,000 in 1995. The Company has operated under Chapter 11 all of 1996 versus 16 days in 1995.

  Contractual rate interest decreased $129,000 to $4.0 million in 1996 compared to $4.1 million in 1995 due to reductions in principal in 1995 before the Chapter 11 filing stayed further principal payments.

  Interest related to certain pre-petition liabilities is intended to compensate creditors for the loss of use of funds during the Chapter 11 period. $1,200,000 was recorded for this expense in 1996, net of approximately $375,000 of interest income from the investment of funds which, except for the Chapter 11 restrictions, would have paid vendors' accounts.

  Benefit from income taxes was $1.5 million in 1996 versus $3.7 million in 1995. The Company's effective income tax rates in 1996 and 1995 were 38.0% and 40.9%, respectively, as compared to the approximate combined statutory federal and state income tax rates of 38.0%. The increased effective benefit rate for 1995 resulted from utilization of tax credits which were not available for most of 1996.

COMPARISON OF FISCAL 1995 TO FISCAL 1994

  Total revenues decreased 0.1% to $248.0 million in 1995 compared to $248.3 million in 1994. Restaurant sales increased $272,000 to $239.4 million in 1995 from 1994. Fiscal 1995 and fiscal 1994 were both fifty-two week years. Average sales per company-owned restaurant decreased by 2.2% to $939,000 from $960,000 in 1994. The Company opened six new full size restaurants and purchased an FSR and a DDR from a franchisee and closed four full size restaurants in 1995. Franchise fees decreased $178,000 and royalties increased $540,000 in 1995 as the Company's franchise system grew to 80 restaurants at the end of 1995 from 65 restaurants at the end of 1994. The Company recognizes franchise fees as revenues upon the opening of a franchised restaurant.

  Same restaurant sales declined 2.9% in 1995 versus 1994. The principal cause of this decrease was a decrease in average customer count per restaurant day to 743 in 1995 from 778 in 1994, a decrease of 4.5%. Product prices increased approximately 1.0% in 1995 over 1994. The average customer check in 1995 was $3.46 for company-owned FSRs and $3.80 for company-owned DDRs as compared to $3.37 and $3.65, respectively, in 1994, an increase of approximately 2.7% and 4.1%, respectively. The Company's management believes that the major national chains deep discounting and heavy advertising combined with the over-expansion within the industry have limited the Company's opportunities for increasing market share.

  Cost of restaurant sales increased $4.8 million, approximately 2.5%, to $197.0 million in 1995 from $192.3 million in 1994. Cost of restaurant sales as a percentage of restaurant sales increased to 82.3% in 1995 from 80.4% in 1994. Total food and paper costs increased $539,000, approximately 0.7% and increased as a percentage of restaurant sales to 31.3% in 1995 as compared to 31.2% in 1994. Direct labor cost increased $2.7 million, approximately 5.4%, to 22.5% of restaurant sales in 1995 versus 21.4% in 1994, due to average hourly rate increases and additional staffing for new restaurants. Assistant restaurant manager labor cost decreased $683,000, approximately 6.5% and decreased as a percentage of restaurant sales to 4.1% in 1995 compared to 4.4% in 1994. Restaurant manager labor cost increased $308,000, approximately 4.3%, due to average salary increases and additional staffing for new restaurants.

  Depreciation and amortization expense increased $1.1 million, approximately 9.8%, to $12.3 million in 1995 as compared to $11.2 million in 1994. The increase in 1995 was primarily due to new restaurants, restaurant remodeling and various equipment replacements.

  General and administrative expenses for 1995 were approximately $25.8 million, unchanged from 1994. Advertising expense increased to $9.8 million in 1995 from $9.7 million in 1994. Advertising expense as a percentage of restaurant sales was 4.1% in 1995 and 1994. Salaries increased $155,000, approximately 2.2%, to $7.2 million in 1995 from $7.1 million in 1994. Employees' benefit expenses decreased by $641,000, approximately 25.3%, to $1.9 million in 1995 as compared to $2.5 million in 1994, primarily due to a decrease in net pension expense as reported in the Notes to Consolidated Financial Statements included elsewhere herein and a decrease in net deferred compensation expense. Professional fees increased by $177,000, approximately 9.6%, to $2.0 million in 1995 as compared to $1.8 million in 1994 due to various consultations in actuarial, architectural, legal and tax services.

  In December 1995, the Company recorded a provision for loss on restaurant closings and other property write-downs of $3,911,000 as discussed in Note 4 to Consolidated Financial Statements. This provision primarily relates to the Company's estimated losses to be incurred associated with decisions to close specific restaurants.

  A special charge of $10.0 million was recorded in 1995 in connection with the compensation of hourly employees as discussed in Note 11 to Consolidated Financial Statements.

  Interest expense increased by $333,000, approximately 8.8%, to $4.1 million from $3.8 million in 1994. The increase in interest expense from 1994 was due to the issuance of $20.0 million of senior notes in two tranches of $10.0 million each on May 2, 1994 and August 2, 1994, as reported in the Notes to Consolidated Financial Statements.

  Benefit from income taxes was $3.7 million in 1995 versus a $3.0 million provision in 1994. The Company's effective income tax rates in 1995 and 1994 were 40.9% and 32.4%, respectively, as compared to the approximate combined statutory federal and state income tax rates of 38.0%. The increased effective benefit rate for 1995 and the lower effective tax rate for 1994 primarily result from utilization of tax credits.

LIQUIDITY AND CAPITAL RESOURCES

  The terms and provisions of the Reorganization Plan were approved by the Bankruptcy Court on April 10, 1997 and became effective April 23, 1997. The confirmed plan, which was substantially executed during the second quarter of 1997, provided for the following:

  . term loans of $10.0 million and $20.0 million and a revolving loan of $23.0 million effective April 23, 1997, and maturing April 23, 2002 (which were repaid with proceeds from the Financing);

  . the payment of senior debt and secured debt totaling about $38.6 million along with all past due interest and additional interest at 1.3% per annum;

  . the settlement of approximately 6,000 FLSA claims totaling about $12.6 million with pro se claims settled for approximately $100,000;

  . the payment of holders of approximately $7.6 million of trade claims of 100% of their claims with interest at 8.5% per annum for the period December 15, 1995-April 23, 1997.

  The Company does not maintain significant inventory or accounts receivables since substantially all of its restaurants' sales are for cash. Like many restaurant businesses, the Company receives several weeks of trade credit in purchasing food and supplies. The Company's receivables from franchisees are closely monitored and collected weekly. The Company normally operates with working capital deficits (current liabilities exceeding current assets), and, had a working capital deficit of $4.8 million at September 28, 1997 compared to a working capital surplus of $15.9 million at September 29, 1996. At September 29, 1996, approximately $26.4 million of liabilities classified as Liabilities Subject to Compromise during Chapter 11 status, would otherwise have been classified as Current Liabilities.

  Capital expenditures totaled approximately $5.5 million in the first nine months of 1997 compared to $4.1 million for the same period in 1996. The Company opened no new restaurants during the first nine months of 1997 or the same period in 1996. Approximately $7.6 million is budgeted for capital expenditures in 1997 for refurbishing of certain restaurants and ongoing capital improvements. The Company owns approximately 53.8% of its restaurant sites and leases the remainder.

  On September 26, 1997 (effective September 29, 1997 for accounting purposes), the Company was acquired by Holdings. The Acquisition was funded through (i) the Equity Contribution, (ii) borrowings under the Credit Facility and (iii) net proceeds of the offering of the Private Notes.

  The Notes bear interest at 10 1/4% per annum and mature October 1, 2007. Interest on the Notes is payable semi-annually on April 1 and October 1 of each year commencing April 1, 1998. The Notes are redeemable in whole or in part on or after April 1, 2002, at the option of the Company at the redemption prices set forth herein, plus accrued and unpaid interest, if any, to the date of redemption. In addition, prior to April 1, 2000 the Company may, subject to certain conditions, redeem up to 35% of the original principal amount of the Notes with the net proceeds of one or more Public Equity Offerings at a redemption price equal to 110.25% of the principal amount thereof plus accrued and unpaid interest thereon, if any, to the date of redemption. The Notes are jointly and severally guaranteed by the Company's subsidiaries, but are unsecured.

  The Credit Facility is with SunTrust Bank, Atlanta, as agent for a group of lenders and accrues interest at 0.0% to 0.5% over base rate or 1.0% to 2.5% over Eurodollar rates based on the Company's funded debt coverage ratio. The Credit Facility matures August 26, 2000, and is secured by substantially all the tangible and intangible assets of the Company.

  After acquisition of the Company's common stock, refinancing of existing debt and payment at closing of $6.3 million of $7.3 million of transaction costs and fees, the Company had available cash of approximately $5.9 million and an available revolving loan facility of $9.5 million of which approximately $4.0 million was used for letters of credit. Management believes funds from operations, existing cash and the available Credit Facility will be sufficient to meet its operating requirements, anticipated capital expenditures and other obligations for the foreseeable future.

BUDGETED CAPITAL EXPENDITURES

  Management believes that cash flow from operations, existing cash and the available Credit Facility will be sufficient to meet its anticipated capital expenditures and other obligations for the next 12 months.

IMPACT OF INFLATION

  Although increases in labor, food and other operating costs could adversely affect the Company's operations, management does not believe that inflation has had a material effect on income during the past several years.

SEASONALITY

  The Company believes that seasonality affects operations during the Company's first fiscal quarter (January, February and March) as indicated by historic trends. The Company believes that revenues are lower in the first fiscal quarter than in other fiscal quarters as a result of changes in consumer shopping habits in reaction to the climate during that time of year.

                            DESCRIPTION OF BUSINESS

HISTORICAL DEVELOPMENT OF KRYSTAL

  The Company was founded in 1932 as a single restaurant in Chattanooga, Tennessee by R.B. Davenport, Jr. and J. Glenn Sherrill. The Company expanded steadily in subsequent years, entering the Georgia market in 1936, and during the 1950's and 1960's began relocating restaurants from urban to suburban locations and transforming its format from "cook-to-order" items to a more standardized menu.

  The Company's centerpiece of growth was its namesake, the KRYSTAL, a small, square hamburger with steamed-in onion flavor served hot and fresh off the grill. In the late 1960's, the Company repositioned the business away from its specific market niche, expanding the menu to include larger hamburgers, fried chicken and other entree items. The move placed the Company in direct competition with other QSR chains. Despite the additional menu items, the KRYSTAL continued to be the most popular item on the menu and the prime driver of customer traffic.

  In 1985, the Company refocused the menu, removing various entree items previously added to compete with other QSR chains. As competition in the restaurant industry increased in the late 1980's, the Company firmly maintained its market niche by emphasizing the unique KRYSTAL. Krystal Restaurants have continued to emphasize the KRYSTAL and have built their customer base around this and other items such as "Krystal Chili," "Chili Pups," "Corn Pups," the "Sunriser," a specialty breakfast sandwich, and the "Country Breakfast."

  On December 15, 1995, the Company filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code, solely for the purpose of completely and finally resolving various claims of former and current employees alleging violations of the FLSA. On April 10, 1997 the Bankruptcy Court approved the Reorganization Plan including the settlement of the FLSA claims which became effective on April 23, 1997. All allowed claims under the Reorganization Plan have been paid and a final decree, terminating the bankruptcy proceeding, is expected to be entered by the Bankruptcy Court by the end of 1997. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Bankruptcy Filing."

ACQUISITION

  On September 26, 1997 (effective September 29, 1997 for accounting purposes), the Company was acquired by Holdings (the "Acquisition"). At the closing of the Acquisition, TKC, a wholly-owned subsidiary of Holdings, was merged with and into the Company (the "Merger") and the Company as the surviving corporation retained the name "Krystal." As a result of the Acquisition and Merger, Holdings became the owner of 100% of the common stock of the Company.

INDUSTRY OVERVIEW

  The restaurant industry continues to benefit from the trend of the average American family to consume meals "away from home." According to the Association, Americans consumed an average of 4.1 commercially prepared meals per week in 1996, up from 3.8 in 1995, a 7.9% increase. An increase of 0.3 commercially prepared meals weekly has added approximately 68 million meals weekly to the commercial foodservice market. Restaurant industry sales are strongly correlated with factors such as population and income growth and employment conditions. Historically, as personal disposable income increases, consumers eat "away from home" more frequently and spend a greater portion of their food dollar on meals "away from home." The Association projects population, personal income and total employment to grow 1.0%, 5.1% and 1.4%, during 1997, respectively. As a result, the restaurant industry is estimated to grow 4.2% (assuming an inflation of 2.8%) during 1997 generating revenues of $320.4 billion.

  The QSR segment includes hamburgers, pizza, chicken, Mexican food, fish/seafood, ice cream/yogurt, donuts, bagels and various types of sandwiches. In recent years, the QSR industry has experienced significant growth in both revenues and number of restaurants. Representing over 30% of total restaurant industry revenues, the QSR segment is projected to grow 5.3% to exceed $103.5 billion in 1997, outpacing industry growth. According to Technomic, Inc., the QSR segment grew at a compound annual growth rate of 5.1% between 1993 and 1996. Hamburgers represent almost 48% of the QSR segment, the largest food product category, followed by pizza and sandwiches. Cahners projects the hamburger category to grow 6.6% in 1997, exceeding the growth rates of all other categories and the QSR segment as a whole.

  Convenience, cleanliness, speed of service and perceived value continue to be the primary factors that drive QSR revenues, along with an increasing demand for unique taste sensations. In general, many consumers lack the skills, knowledge, kitchen equipment or foodstuffs to reproduce their favorite foods at home. According to a 1996 Association consumer survey, approximately 66% of adult food consumers dine "away from home" to receive flavor and taste sensations that cannot be easily duplicated at home. Consequently, restaurants offering a unique product with quick service at reasonable prices enjoy a distinct competitive advantage.

COMPANY STRENGTHS

  STRONG BRAND NAME RECOGNITION. Krystal Restaurants operate under one of the most highly recognized brand names in the Southeast QSR market. The Krystal name is synonymous with the unique KRYSTAL, a small, square hamburger with a steamed-in onion flavor served hot and fresh off the grill. The Company has been offering quick, friendly service and unique food products at everyday low prices for more than 65 years. The Company's long-standing market presence and brand name recognition have generated strong consumer loyalty, making it a part of the fabric of life in the South.

  UNIQUE KRYSTAL MENU. In addition to the signature KRYSTAL, Krystal Restaurants offer other unique items such as "Krystal Chili," "Chili Pups," "Corn Pups," "Chili Cheese Fries" and the "Sunriser," a specialty breakfast sandwich.

  EVERYDAY LOW PRICES. The Company believes that it offers its high-quality hamburgers at a lower price than the leading QSR hamburger chains. The KRYSTAL, the Company's namesake product, is currently priced at $0.49 ($0.59 with cheese) at substantially all Krystal Restaurants. The everyday low prices have encouraged customers to purchase the product by the "sackful" (an average of three to four KRYSTALS per customer). Such consistent volume purchasing supports an average check size of $3.77 and $4.09 in company-owned FSRs and DDRs, respectively.

  CONCENTRATED MARKET PRESENCE. As of September 28, 1997, the Company had a total of 344 Company-owned and frachised restaurant locations spread throughout the southeastern United States. By virtue of the size and regional concentration of this restaurant system, the Company is able to leverage its marketing and advertising expenses and benefit from distribution efficiencies. The Company's regional concentration has created DMAs that the Company believes generate synergies in the area of brand name recognition.

  STRENGTH OF THE SOUTHEAST MARKET. According to the Association, growth in the QSR industry is strongly correlated with factors such as population and income growth. Krystal Restaurants are located in the following ten states:
Georgia, Tennessee, Alabama, Florida, Mississippi, Kentucky, Arkansas, North and South Carolina and Louisiana. The Association classifies these states under the South Atlantic and East South Central regions and predicts that, for the foreseeable future, both regions will experience population and personal income growth exceeding that of the United States as a whole. The Company's DMAs are projected to experience population growth of 1.5% and real personal income growth of 2.9% versus the projected national averages of 1.0% and 2.3%, respectively. Considering the strength of the Southeast market, the Company is well-positioned to benefit from these trends.

  STRONG FRANCHISE PROGRAM. The Company began franchising Krystal Restaurants in 1990, and as of September 28, 1997 had 95 franchised restaurants, representing over 27.6% of its total restaurant system. The Company believes that it enjoys strong relationships with its franchisees. The demand for Krystal franchises has grown steadily since the inception of the franchise program. The number of franchise locations has increased at a compound annual growth rate of 29.4% from 28 in December 1992 to 95 as of September 28, 1997. As of the same date, the Company was in various stages of negotiation to add as many as 51 additional units by the end of 1997. For the first nine months of 1997, the Company opened seven new franchised restaurants and from the existing commitments expects to open an additional nine restaurants by the end of 1997.

  SUBSTANTIAL OWNED PROPERTIES. Over 53.8% of the Company's restaurants are owned rather than leased, providing a significant asset base.

  NEW MANAGEMENT TEAM. Immediately following the Acquisition, the Company named Philip H. Sanford, as Chairman and Chief Executive Officer, and James F. Exum, Jr., as President and Chief Operating Officer. Both Mr. Sanford and Mr. Exum also serve as directors of the Company.

  . PHILIP H. SANFORD. For the previous six years, Mr. Sanford was the Senior
     Vice President, Finance and Administration of Coca-Cola Enterprises Inc. ("CCE"), the world's largest marketer, distributor and producer of bottled and canned beverage products of The Coca-Cola Company. Mr. Sanford's responsibilities included Human Resources, Treasury, Corporate Finance, Risk Management, Internal Audit and Investment Management. As one of the four principal executive officers of CCE, Mr. Sanford was significantly involved in developing and implementing that company's broad corporate strategy, with a particular focus on administrative management, financial policy and acquisitions. Mr. Sanford was a senior executive with Johnston Coca-Cola Bottling Group until it merged with CCE in 1991.

  . JAMES F. EXUM, JR. Mr. Exum has served as President and Chief Executive
     Officer of Pennant Foods Corp., which owns and operates 75 Wendy's restaurants since 1995. From 1991 to 1995, Mr. Exum served as President and Chief Executive Officer of Southern California Food Services Corp., the predecessor to Pennant Foods Corp. Mr. Exum started in the QSR hamburger industry in 1975 as a management trainee in a Chattanooga Wendy's restaurant while attending college and has held every significant position in a QSR hamburger chain.

BUSINESS STRATEGY

  The Company's business strategy is to cut costs, primarily at the corporate level, increase same-restaurant sales and add new restaurants, both company-owned and franchised, on a selective basis. This strategy is based on the following elements:

  SIGNIFICANTLY REDUCE COST STRUCTURE. The Company's new management has identified a number of cost savings opportunities that will improve the Company's earnings. Management believes that the Company has maintained disproportionately large corporate overhead expenses in relation to its restaurant operations. The Company plans to improve profitability by rationalizing the cost structure to bring expenses in line with industry averages. Management believes it can achieve annual cost savings in excess of $4.7 million by:

  . Reducing Headcount. During the Company's 65-year history of family-controlled management, a number of positions were created, primarily at the corporate level, which in the Company's opinion were unnecessary. The Company believes that streamlining corporate functions to resemble a head office structure similar to that of its competitors and imposing rigid expense controls will generate significant cost savings both from the reduction in headcount and the associated overhead costs.

  . Revamping Purchasing Strategy. The Company currently negotiates its purchasing contracts directly with individual product vendors. The Company also utilizes three different jobbers to warehouse and distribute the supplies purchased from its product vendors. The Company intends to centralize its purchasing by using one jobber instead of three and permitting that one jobber to conduct direct negotiations with each product vendor. The Company believes that this consolidation will allow the Company to benefit from the size and regional concentration of its restaurant system.

  . Outsourcing Selected Functions. The Company currently performs internally a variety of corporate tasks, such as certain tax functions and information systems development, that could be performed more efficiently by external sources. In the Company's opinion, certain areas of "home grown" expertise have become uneconomical to maintain considering the availability of industry specialists. Outsourcing functions will reduce the associated overhead and allow the Company to keep up with certain industry practices.

  GROWTH OPPORTUNITIES. The Company plans to develop new Krystal Restaurants in existing markets where Krystal has an established presence, enabling the Company to benefit from advertising and distribution efficiencies. The Company also plans to pursue expansion into carefully selected contiguous markets to permit overlap benefits from neighboring markets with respect to advertising and brand name recognition. The Company intends to target restaurant growth in DMAs where it can achieve, or the Company has already achieved, sufficient penetration to justify television advertising.

  INCREASE FRANCHISED RESTAURANTS. The Company believes that significant opportunities exist to increase the number of franchised Krystal Restaurants. System expansion through franchising can provide significant additional revenue growth with a low level of investment by the Company. Existing and potential franchisees have expressed interest in developing Krystal Restaurants in areas inside and outside of the Company's existing and contiguous markets. The Company expects to evaluate and, where appropriate, pursue such opportunities, with the intent of widening Krystal's brand name recognition at relatively low risk and cost to the Company. In the near term, franchise location selection will focus on "filling in" existing DMAs to improve market efficiencies and provide suitable support for new franchise entrants.

  ENHANCE KRYSTAL BRAND RECOGNITION. In 1996, the Company granted an exclusive worldwide license to the Jimmy Dean Foods Division of Sara Lee Corporation to manufacture, distribute and sell frozen KRYSTALS into grocery and warehouse channels. This license has a five-year term with an optional five-year renewal clause. The concept has been in test marketing since early 1997 in the Birmingham-Montgomery, Alabama and Tampa-Orlando, Florida markets. The Company's management believes there are many similar opportunities to capitalize on the Krystal brand name in venues other than restaurants.

  UPGRADE AND LEVERAGE INFORMATION TECHNOLOGY. Currently, the Company relies on various proprietary software packages installed on mainframe computers to control functions including accounting, labor scheduling, payroll and purchasing. The Company believes these applications are outdated and should be replaced with off-the-shelf programs designed specifically for the restaurant industry. Such software upgrades would require the replacement of the Company's mainframes with a client-server system. The costs associated with such software and hardware upgrades would, in the Company's opinion, be more than offset by the increased productivity of the required accounting staff, improved labor scheduling and more efficient delivery of the real-time information required by management to effectively allocate resources in making price, product and promotional decisions.

  FOCUS ON UNIQUE, QUALITY PRODUCTS AND SUPERIOR CUSTOMER SERVICE. The Company intends to refocus operations on the core values upon which the Company was founded. This involves reemphasizing quality food at everyday low prices served by a friendly staff in clean restaurants. The Company will redesign training and incentive programs to reorient staff and management toward these goals.

RESTAURANT OPERATIONS

  Menu. Krystal Restaurants offer a substantially uniform menu consisting of the well-known KRYSTAL, "Krystal Chili," "Chili Pups," "Corn Pups," "Chili Cheese Fries," "Krystal Chicken Sandwich," the "Sunriser," a specialty breakfast sandwich, and the "Country Breakfast." While emphasizing the KRYSTAL, the menu is designed to provide choices to satisfy a broad range of consumer preferences. The Company also test markets new products from time to time.

  Format. The Company has developed three formats for its restaurant locations. Format selection for individual restaurant sites involves consideration of a number of factors, including site location and site availability. The three Krystal Restaurant formats are as follows:

  . FULL-SIZE RESTAURANTS ("FSRS"). The Company's full-size restaurants offer the full Krystal menu and range in size from 1,800 to 3,100 square feet, 20 to 80 seats and 30 to 50 parking spots. FSR new unit investment is estimated to range from $645,450 to $862,650 without land. The typical FSR is open 24 hours a day and generates an average check size of $3.77 in company-owned restaurants and $4.05 in franchised restaurants. Located primarily in suburban areas, FSRs generally draw traffic from a three to five mile radius.

  . DOUBLE DRIVE-THRU RESTAURANTS ("DDRS"). The DDR format was developed primarily in response to customer demand for quicker service. Less than one-third the size of FSRs and requiring a significantly lower capital investment (ranging from approximately $387,950 to $550,650 without land), DDRs range in size from 350 to 640 square feet and generate an average check size of $4.09 in company-owned restaurants and $4.29 in franchised restaurants. The higher average check size and lower initial capital outlay has made the DDR an attractive format choice for franchisees.

  . NON-TRADITIONAL RESTAURANTS ("NTRS"). Recently, the Company has opened restaurants in a "store-within-a-store" concept (i.e. convenience stores). The strong Krystal brand name drives traffic to the underlying store, making the addition of a Krystal counter an attractive investment opportunity for the owners of such stores seeking to increase customer traffic. New unit investment for this format ranges from $191,575 to $494,900. On average, these locations generate average check sizes of $3.82.

  Restaurant Sales Data. The following table sets forth certain restaurant operating data for the periods indicated:

                                                                   NINE MONTHS
                                      FISCAL YEAR ENDED               ENDED
                             ------------------------------------ -------------
                             JANUARY 1, DECEMBER 31, DECEMBER 29, SEPTEMBER 28,
                                1995        1995         1996         1997
                             ---------- ------------ ------------ -------------
                                  (DOLLARS IN THOUSANDS EXCEPT CHECK-SIZE
                                                INFORMATION)
   Average sales per Compa-
    ny-owned restaurant:
    FSRs...................    $ 987       $ 956        $ 956         $ 733
    DDRs...................      487         534          521           399
    Combined...............      960         939          937           718
   Same-restaurant sales
    (decrease) vs. prior
    years:
    Company-owned..........     (1.7)%      (2.9)%       (0.4)%         3.1%
    Franchised.............     (5.8)       (5.5)        (6.2)         (1.3)
   Average Check-Size
    Company-owned..........    $3.38       $3.46        $3.60         $3.78
    Franchised.............     3.86        3.87         3.93          4.07

RESTAURANT DEVELOPMENT

  In 1996, 13 new Krystal Restaurants were opened, including six NTRs in convenience stores and for the nine months ended September 28, 1997 a further seven Krystal Restaurants were added, of which six were NTRs. These NTRs, typically licensed to multi-unit convenience store operators, represent an important growth vehicle as they allow the Company to pursue two core development strategies (i) to "fill in" existing markets with the optimum number of restaurants in smaller, secondary trading areas that would not typically support a free-standing restaurant; and (ii) to increase the speed of expansion in existing markets by joining with partners who have the resources and skills to roll-out quickly multi-unit operations.

  The Company believes that it can sustain average unit growth of 20 to 35 units per year representing a five to 10% growth in the overall system. From January 1, 1992 to September 28, 1997, 131 restaurants were opened, of which 35 were company-owned and 96 were franchised, and 34 restaurants were closed, of which 20 were company-owned and 14 were franchised. This net increase of 97 restaurants represents an average annual increase of 6.8%. Company-owned restaurant expansion was suspended during the bankruptcy proceedings; recent system growth has been provided by franchisees.

  The following table sets forth the development of Krystal Restaurants from 1992 through the first nine months of 1997.

                                       NUMBER OF RESTAURANTS
                                      ------------------------
                                      COMPANY
         YEAR                          OWNED  FRANCHISED TOTAL
         ----                         ------- ---------- -----
         1992........................   231       28      259
         1993........................   240       44      284
         1994........................   252       65      317
         1995........................   256       80      336
         1996........................   249       89      338
         1997 (first nine months)....   249       95      344

RESTAURANT LOCATIONS

  The following table sets forth the number of restaurants in the Company's system as of September 28, 1997.

              ALABAMA

         MARKET                        COMPANY FRANCHISED TOTAL
         ------                        ------- ---------- -----
         Anniston....................      0        1        1
         Birmingham..................     13        3       16
         Dothan......................      0        1        1
         Huntsville..................     11        4       15
         Mobile......................      9        3       12
         Montgomery..................      5        3        8
                                         ---      ---      ---
           Subtotal..................     38       15       53

              ARKANSAS

         MARKET                        COMPANY FRANCHISED TOTAL
         ------                        ------- ---------- -----
         Jonesboro...................      0        1        1
                                         ---      ---      ---
           Subtotal..................      0        1        1

              FLORIDA

         MARKET                        COMPANY FRANCHISED TOTAL
         ------                        ------- ---------- -----
         Jacksonville................     17        3       20
         Orlando.....................     19        0       19
         Panama City.................      0        2        2
         Tallahasse, Thomasville, GA.      2        1        3
         Tampa.......................      3        1        4
                                         ---      ---      ---
           Subtotal..................     41        7       48

              GEORGIA

         MARKET                        COMPANY FRANCHISED TOTAL
         ------                        ------- ---------- -----
         Albany......................      4        1        5
         Atlanta.....................     46       17       63
         Augusta.....................      5        2        7
         Columbus....................      9        1       10
         Macon.......................      8        2       10
         Savannah....................      6        3        9
                                         ---      ---      ---
           Subtotal..................     78       26      104

              KENTUCKY

         MARKET                       COMPANY FRANCHISED TOTAL
         ------                       ------- ---------- -----
         Bowling Green...............     2        0        2
         Lexington...................     0        5        5
         Paducah-Harrisburg..........     0        1        1
                                        ---      ---      ---
           Subtotal..................     2        6        8

              LOUISIANA

         MARKET                       COMPANY FRANCHISED TOTAL
         ------                       ------- ---------- -----
         New Orleans.................     0        1        1
                                        ---      ---      ---
           Subtotal..................     0        1        1

              MISSISSIPPI

         MARKET                       COMPANY FRANCHISED TOTAL
         ------                       ------- ---------- -----
         Columbus-Tupelo.............     0        2        2
         Gulfport....................     0        2        2
         Greenville..................     0        1        1
         Hattiesberg.................     2                 2
         Jackson.....................     8        5       13
         Meridian....................     0        1        1
                                        ---      ---      ---
           Subtotal..................    10       11       21

              NORTH CAROLINA / SOUTH CAROLINA

         MARKET                       COMPANY FRANCHISED TOTAL
         ------                       ------- ---------- -----
         Charlotte...................     0        2        2
         Greenville, Spartanburg,
          Asheville..................     0        1        1
                                        ---      ---      ---
           Subtotal..................     0        3        3

              TENNESSEE

         MARKET                       COMPANY FRANCHISED TOTAL
         ------                       ------- ---------- -----
         Bristol-Kingsport-Johnson
          City.......................     0        3        3
         Chattanooga.................    19        1       20
         Jackson.....................     1        1        2
         Knoxville...................    16        6       22
         Memphis.....................    15        6       21
         Nashville...................    29        8       37
                                        ---      ---      ---
           Subtotal..................    80       25      105
                                        ===      ===      ===
           Totals....................   249       95      344
                                        ===      ===      ===

FRANCHISE OPERATIONS

  The Krystal franchise system includes three distinct types of franchise agreements (the "Franchise Agreements").

  Standard Franchise Agreement: Pursuant to a standard franchise agreement (a "Standard Agreement"), a franchisee acquires the right to operate a single Krystal restaurant at a specific location for a standard term of ten years. A fee of $32,500 (the "Franchise Fee") is payable upon execution of a Standard Agreement. In addition, each Standard Agreement requires the franchisee to pay a franchise royalty and service fee and a marketing contribution equal to a percentage of the weekly gross receipts generated by the franchised restaurant as well as other fees related to, among other things, additional training and assistance. A Standard Agreement can be renewed for a term of ten years if the franchisee meets certain requirements. Subsequent to a renewal term, a franchisee can request any number of successor franchise agreements provided that the requesting franchisee is in good standing with the Company.

  Multi-Unit Franchise Development Agreement: A multi-unit franchise development agreement (a "Multi-Unit Agreement") provides a franchisee with the right and license to develop a certain number of restaurants in a defined geographic territory within a specified period of time. A separate Standard Agreement must be executed and a Franchise Fee must be paid for each restaurant developed under a Multi-Unit Agreement. A development fee of $12,500 is required for each restaurant developed pursuant to a Multi-Unit Agreement. This development fee is then credited toward the Franchise Fee payable for each restaurant. A Multi-Unit Agreement is not renewable and expires on the date that the last restaurant to be developed under the agreement opens or is scheduled to be opened.

  Non-Traditional Location License Agreement: A non-traditional location license agreement (a "Non-Traditional License Agreement") provides a licensee with the right to operate a restaurant unit in a non-traditional location such as a convenience store for a term of either five or ten years depending on the license fee amount. A license fee of $8,125 is required for a five-year term and a license fee of $16,250 is required for a ten-year term. In addition to a license fee, each licensee under a Non-Traditional License Agreement must pay a license royalty and service fee and a marketing contribution equal to a percentage of the weekly gross receipts generated by the franchised unit as well as certain other fees. Non-Traditional License Agreements can be renewed for successive five-year terms provided that the requesting licensee is in good standing with Krystal.

  As of September 28, 1997, there were 95 franchised units of which 82 were operated under Standard Agreements and 13 were operated under Non-Traditional License Agreements. Total revenues received by the Company from franchising activities amounted to approximately $3.0 million in 1995, $3.1 million in 1996, and $2.5 million as of September 28, 1997.

  Eight of the Company's Franchise Agreements are due to expire in 2000 and an additional 29 are due to expire during the two years thereafter. The Company believes that it enjoys a good relationship with its franchisees and that the Company will be able to renew substantially all of the Franchise Agreements due to expire as set forth above at their expiration.

  The Franchise Agreements do not grant exclusive territories and can be terminated by the Company upon failure of a franchisee to comply with the terms of the Franchise Agreement, including the Company operating policies, and for certain other events. Each of the three types of Franchise Agreements is assignable by the franchisee only with the Company's consent. Krystal franchisees obtain their own financing.

SUPPLIERS AND DISTRIBUTION

  The Company negotiates prices directly with wholesale suppliers for the purchase of food, equipment, beverages and other supplies ("Supplies"). Under the terms negotiated by the Company, the Supplies are then sold to third-parties ("Jobbers") who warehouse and sell the Supplies to the Company as needed. Currently, the Company purchases its Supplies through three Jobbers with approximately 80% of the total purchases made through a single Jobber, PYA Monarch. However, the Company feels that alternative Jobbers (and suppliers) are available or can be made available without material interruption to the Company's operations and that benefits can be derived from consolidating 100% of the Company's purchases with one Jobber. Franchisees may purchase their Supplies from the same suppliers used by the Company or from other company-approved suppliers.

QUALITY ASSURANCE

  The Company currently maintains an in-house quality control department that monitors and enforces standards on products, and continually evaluates food quality in all restaurants. The restaurants prepare, assemble and package food products using specifically designed production techniques and equipment to obtain uniform standards of quality. In recent years, additional emphasis has been placed on the development and support of product quality and consumer quality assurance. Supplier and product monitoring activities include periodic manufacturing facility audits, product sampling and analysis of products according to certain well-defined criteria.

LICENSE AGREEMENT

  In 1996, the Company granted an exclusive worldwide license to the Jimmy Dean Foods Division of Sara Lee Corporation to manufacture, distribute and sell frozen KRYSTALS into grocery and warehouse channels. The license has a five-year term with an optional five-year renewal clause. The concept has been in test market since early 1997 in the Birmingham-Montgomery, Alabama and Tampa-Orlando, Florida markets. In connection with the test marketing, Krystal is also conducting research to determine the impact of the program (i) on the Krystal brand name, (ii) on restaurant sales and (iii) on the amount of potential ancillary income. The results of the test marketing and related research are not yet complete. Should the Company decide to go forward, the initial roll-out will occur in present Krystal markets, and the Company will be required under the license agreement to invest approximately $210,000 in addition to the $140,000 already invested in the program. Should the Company decide not to go forward for any reason other than non-performance by Sara Lee, the Company is required to pay to Sara Lee $100,000.

COMPETITION

  The QSR industry is highly competitive with respect to price, product quality, variety and taste, speed of service, convenience of location and restaurant cleanliness and upkeep. The Company believes that Krystal Restaurants compete effectively in each of the aforementioned categories in its DMAs. Factors such as inflation, increases in food, labor (including health care) and energy costs and the availability of an adequate number of hourly-paid employees also affect the QSR industry. In each of its markets, the Company competes with large national QSR chains, some of which have greater financial resources than the Company. Regional QSR chains, delicatessens, food counters, cafeterias and other local restaurants offering moderately priced menus also compete with the Company. The Company believes that the only other QSR chain with similar products and pricing is White Castle, whose presence in the Company's market is limited to three restaurants in Nashville, Tennessee.

  With respect to the sale of franchises, the Company competes with many franchisors of restaurants, including franchisors of QSR food concepts and other business concepts. The Company believes that it succeeded in attracting a number of franchisees due to the strength of the Krystal brand name and the Company's regional presence. In general, there is also active competition for management personnel, capital and attractive commercial real estate sites suitable for restaurants.

EMPLOYEES

  As of September 28, 1997, the Company employed 8,593 employees of which 844 were salaried employees and 7,749 were hourly wage earners. The Company does not have contracts with any unions or any of its employees. Approximately 37% of Krystal's employees are paid the minimum wage and, consequently, their rate of pay is increased as mandated by applicable laws. Effective September 1, 1997, the Federal minimum wage increased from $4.75 to $5.15. See "Risk Factors--Minimum Wage Increase." The Company had been anticipating this increase, and believes that it can offset such increases through pricing increases and cost reductions.

RESTAURANT STAFFING AND TRAINING

  A typical FSR or DDR during peak hours is staffed with eight to 14 crew members with a manager or assistant manager on the premises at all times. The function of assuring that each company-owned restaurant consistently delivers high-quality food and service is performed by district supervisors, who report to directors of area operations. Directors of area operations, in turn, report to the director of field operations. District supervisors and directors of area operations are compensated with a fixed salary plus a bonus based on the performance of the restaurants under their supervision. On average, the Company has one district supervisor for every seven Krystal Restaurants for a total of 35 positions and eight directors of area operations.

  The Company's current training programs emphasize quality food preparation, quick service, cleanliness of restaurants, courteous employees and consistency of execution. The Company hosts the Krystal achievement program for its restaurant crews, a program that utilizes video and hands-on training to communicate the Company's values relating to customer service and food quality. Shift managers experience a six-week, off-site basic operations program, which includes both hands-on and classroom training. A follow-up 13-week advanced operations course is conducted on-site, reviewing labor scheduling, food safety and management practices. Additionally, the Company conducts frequent technical seminars that cover a variety of topics including inventory management, sensitivity training (i.e., sexual harassment seminars) and customer service techniques. The Company believes that training is important to the success of Krystal Restaurant operations and expects to continue these programs and seminars in some form.


ADVERTISING AND PROMOTION

  The Company utilizes a three-tiered marketing strategy funded by both franchised and company-owned restaurants to grow sales. Broadcast media (TV and radio) create brand awareness and quickly communicate new promotional programs to a large audience. The majority of markets in which the Company has restaurants (15 out of 23 markets) have a full broadcast marketing program. Print media (newspaper inserts, direct mail) generate trial and repeat customer visits by offering incentives (usually in the form of coupons) to purchase promoted menu items or discounted meal offers. These programs can be tailored to local-market or restaurant-specific situations. Finally, the in-restaurant merchandising (signage and point-of-purchase advertising) encourages customers to try new offers or to increase the check amount through combo meals and portion trade-up offers.

  The annual promotional calendar typically has seven media-supported events, consisting of either value-offers of current menu items, normally focused on the KRYSTAL, or limited time offers ("LTOs") of new menu items. The objective of the LTOs is to increase short-term sales by giving consumers a new reason to visit Krystal while simultaneously enhancing Krystal's brand name and value perception by offering distinctive tasting items at a good price.

TRADEMARKS AND PATENTS

  The Company has registered "Krystal," "Krystal Kwik" and variations of each, as well as certain product names, with the United States Patent and Trademark Office. The Company regards these trademarks as having significant value and as being important to current and future marketing efforts. The Company intends to pursue registration of these marks whenever possible and oppose vigorously any infringement of these marks.

PROPERTIES

  As of September 28, 1997, the Company owned or leased a total of 249 real property sites for the operation of FSRs and DDRs. These sites are further described in the following table:

                                           PERCENT OF   HISTORICAL   PERCENT OF
     DESCRIPTION                    NUMBER   TOTAL      GROSS COST     TOTAL
     -----------                    ------ ---------- -------------- ----------
                                                      (IN THOUSANDS)
     Owned and mortgaged...........  134      53.82%     109,045        68.81%
                                     ---     ------      -------       ------
      Total owned..................  134      53.82%     109,045        68.81%
     Ground leased and building
      owned........................   64      25.70%      31,511        19.88%
     Land and building leased,
      improved by the company......   51      20.48%      17,928        11.31%
                                     ---     ------      -------       ------
      Total leased.................  115      46.18%      49,439        31.19%
                                     ---     ------      -------       ------
      Total restaurants............  249     100.00%     158,484       100.00%
                                     ===     ======      =======       ======

  The average remaining life under the Company's capital and operating leases is approximately five years, without consideration of renewal privileges. Including these renewal arrangements, the average life remaining is approximately 13 years. The Company also owns five parcels and leases one unimproved parcel of real property for future use as restaurant sites. The Company also owns one and leases 24 restaurant sites in the Baltimore, Washington, D.C. and St. Louis metropolitan areas, which it in turn leases or subleases to Davco Restaurants, Inc. ("Davco"), a Wendy's International, Inc. franchisee and former affiliate of the Company. The Company believes that it will be able to renew all of the aforementioned leases upon their expiration at commercially acceptable rates or sell the sites to Davco or a third party.

  The Company leases 45,741 square feet of space for its corporate headquarters located at One Union Square in Chattanooga, Tennessee. This lease expires on June 30, 1998. The Company believes that it will be able to renew this lease, or find alternative space, at rates that are similar to or better than the current rate.

  The Company seeks to remodel its stores every three to five years, on average, which generally entails remodeling of the dining area, and cleaning and maintenance of the kitchen and storage areas. The timing of the decision to remodel restaurants depends on such factors as store type and age, traffic and location. The Company believes that its stores are modern and in a good state of repair.

AVIATION OPERATIONS

  Through subsidiary companies, the Company began operating a fixed base hangar and airplane fueling operation in 1977 and managing the leasing of airplanes in 1989. The Company's wholly-owned subsidiary, Krystal Aviation Co. ("Aviation") operates a fixed base airport hangar in Chattanooga, Tennessee. Aviation's revenues in each of the last three years were less than three percent of the Company's total revenues. Aviation contributed $839,000, $482,000 and $434,000 million in EBITDA in each of 1994, 1995 and 1996, respectively. Results in 1995 and 1996 included write-downs associated with the acquisition of Signal Aviation and the elimination of maintenance operations in connection with that acquisition.

  For the first nine months of 1997, Aviation had revenues of approximately $3.5 million. Revenues for the same period from the preceding year were also approximately $3.4 million. EBITDA for the first nine months of 1997 was $628,000 compared to $315,000 for the same period of the preceding year. The Company believes that EBITDA for the first nine months of 1997 was higher than EBITDA for the same period from the preceding year largely as a result of the elimination of maintenance operations.

GOVERNMENT REGULATION

  Various Federal, state and local laws affect the operation of Krystal Restaurants including various health, sanitation, fire and safety standards. Newly constructed or remodeled restaurants are subject to state and local building code and zoning requirements. In connection with the remodeling and alteration of Krystal Restaurants, the Company may be required to expend funds to comply with certain Federal, state and local regulations, including regulations requiring remodeled or altered buildings to be handicap accessible.

  The Company is subject to the Fair Labor Standards Act and various state laws governing such matters as minimum wage requirements, overtime and other working conditions and citizenship requirements. A significant number of Krystal's food service personnel are paid at rates related to the Federal minimum wage, and increases in the minimum wage could increase labor costs. Effective September 1, 1997, the Federal minimum wage increased from $4.75 to $5.15. See "Risk Factors--Minimum Wage Increase."

  State laws that regulate the offer and sale of franchises and the franchisor-franchisee relationship presently exist in a significant number of states. Such laws generally require registration of the franchise offering with state authorities and regulates the franchisor-franchisee relationship by, for example, requiring the franchisor to deal with the franchisees in good faith, prohibiting interference with the right of free association among franchisees, limiting the imposition of standards of performance on a franchisee and regulating discrimination among franchisees in charges, fees or royalties. These laws have not precluded the Company from seeking franchisees in any given area. Although such laws may restrict a franchisor in the termination of a franchise agreement by, for example, requiring "good cause" to exist as a basis for the termination, advance notice to the franchisee of the termination, an opportunity to cure a default and repurchase of inventory or other compensation, these provisions have not had a significant effect on the Company's operations.

ENVIRONMENTAL MATTERS

  While the Company is not aware of any Federal, state or local environmental regulations that will materially affect the Company's operations or competitive position, or result in material capital expenditures, it cannot predict the effect on its operations from possible future legislation or regulation. For the nine months ended September 28, 1997, other than normal equipment expenditures, the Company made no material capital expenditures for environmental control facilities and the Company does not presently anticipate any such material expenditures. See "Risk Factors--Environmental Matters."

LITIGATION

  The Company is party to various legal proceedings incidental to its business. In the opinion of the Company, the resolution of these proceedings will not have a material adverse effect on the Company's financial condition or results of operations.

                                  MANAGEMENT

  The directors and senior management of the Company are:

Philip H. Sanford.....................  44 Chairman, Chief Executive Officer and Director
James F. Exum, Jr.....................  40 President, Chief Operating Officer and Director
Gordon L. Davenport, Jr...............  38 Vice President, Marketing
Larry J. Reeher.......................  50 Vice President, Human Resources
A. Alexander Taylor, II...............  44 Secretary and General Counsel
Clay H. Buckner, Jr...................  60 Treasurer, Controller and Principal Accounting Officer
W.A. Bryan Patten.....................  56 Director
Richard C. Patton.....................  36 Director
Benjamin R. Probasco..................  36 Director

  Philip H. Sanford was Senior Vice President, Finance and Administration, of Coca-Cola Enterprises, Inc., for the last six years. Mr. Sanford was a senior executive with Johnston Coca-Cola Bottling Group until 1991.

  James F. Exum, Jr. was President and Chief Executive Officer of Southern California Food Services Corp., from 1991 to 1995. From 1995 to September 1997, Mr. Exum served as President and Chief Executive Officer of Pennant Foods Corp., Knoxville, Tennessee.

  Gordon L. Davenport, Jr. has been Vice President--Marketing and New Business at Krystal since November 1995. From 1986 to 1995, Mr. Davenport served in various marketing and sales management positions with Warner Lambert Company.

  Larry J. Reeher has been Vice President--Human Resources since August 1995. From 1988 to 1995, Mr. Reeher was Executive Vice President--Human Resources for Gardner Merchant Food Services, Inc.

  A. Alexander Taylor, II has been a partner with the law firm of Miller & Martin since 1983. Mr. Taylor is a director of Chattem, Inc., a consumer products company, and U.S. Xpress Enterprises, Inc., a transportation company.

  Clay H. Buckner, Jr. was elected as Treasurer, Controller and Principal Accounting Officer of the Company on October 8, 1997. Mr. Buckner has served as Controller since September 1994 and in several accounting positions with the Company since 1977.

  W.A. Bryan Patten is the President of Patten & Patten Inc., a registered investment advisory firm in Chattanooga, Tennessee.

  Richard C. Patton has been President of Investments at Ingram Industries Inc., a diversified holding company, since January of 1996. Prior to joining Ingram Industries Inc., Mr. Patton was self-employed as an investor. From June 1992 to June 1995, Mr. Patton was an equity analyst and portfolio manager with Fidelity Investments. From June 1984 to September 1990 Mr. Patton developed the San Antonio Taco Co. and Granite Falls restaurants.

  Benjamin R. Probasco has been employed at Probasco & Company, a real estate development company, since 1997. Prior to joining Probasco & Company, Mr. Probasco spent six years at Leonard, Kinsey & Associates from 1991 to 1997 and from 1983 to 1988 was employed at Johnston Coca-Cola Bottling Group.

EXECUTIVE COMPENSATION

  The following table summarizes the total compensation for the last three fiscal years of the Chief Executive Officer and the four other most highly compensated executive officers of the Company during the last fiscal year.

                          SUMMARY COMPENSATION TABLE

                                                                   LONG-TERM
                                      ANNUAL COMPENSATION         COMPENSATION
                              ----------------------------------- ------------
                                                                   RESTRICTED
                                                   OTHER ANNUAL      STOCK
NAME AND PRINCIPAL POSITION   YEAR  SALARY  BONUS COMPENSATION(1)  AWARDS(2)
---------------------------   ---- -------- ----- --------------- ------------
Carl D. Long(3).............  1996 $365,000  $ 0      $13,075            --
 Chairman of the Board of     1995  365,000    0       25,952            --
 Directors, Chief Executive
  Officer                     1994  365,000    0       14,625            --
R. B. Davenport, IV(4)......  1996  200,000    0        6,440            --
 President, Chief Operating   1995  200,000    0        9,985            --
 Officer                      1994  200,000    0        9,971            --
Camden B. Scearce(5)........  1996  145,619    0        8,392            --
 Vice President, Chief        1995  133,005    0        8,767            --
 Financial Officer,           1994  126,672    0       15,075            --
 Secretary, Treasury
Gordon L. Davenport, Jr.(6).  1996  152,023    0        5,548            --
 Vice President--Marketing    1995   51,154    0       15,528(7)    $186,000(8)
 and Development
James R. Ventura(9).........  1996  140,394    0       14,950            --
 Vice President--Franchise    1995  133,224    0        7,466            --
 Operations                   1994  129,689    0        5,904            --

--------
(1) Consists of the costs of personal benefits provided to the named executive officer by the Company.
(2) The fair market value of restricted stock awards is calculated by multiplying the closing market price of unrestricted stock on the date of grant by the number of shares awarded. The fair market value of the 949,360 aggregate restricted shares held as of the end of the Company's 1996 fiscal year based upon the trading price at the close of business on December 27, 1996, was $5,458,820. Holders of restricted stock are entitled to any dividends declared upon the common stock of the Company.
(3) Mr. Long resigned from the Company on September 25, 1997.
(4) Mr. R. B. Davenport, IV resigned from the Company on September 26, 1997.
(5) Mr. Scearce resigned from the Company on October 31, 1997.
(6) Mr. Gordon L. Davenport, Jr. was hired as Vice President--New Business and Strategic Planning on August 30, 1995. Mr. Gordon L. Davenport, Jr. is the nephew of R. B. Davenport, III and a first cousin of R. B. Davenport, IV.
(7) Includes moving bonus of $12,500.
(8) Represents 24,000 shares of restricted stock valued at $7.75, the trading price at the close of business on the date of grant.
(9) Mr. Ventura retired as Vice President--Franchise Operations as of December 31, 1996.

  The following table sets forth the compensation to be paid to certain members of the Company's senior management (the "Named Executive Officers") on an annual basis. There are no employment agreements with any of these individuals.

                                                       ANNUAL
         NAME                                       COMPENSATION
         ----                                       ------------
         Philip H. Sanford.........................   $350,000
         Chairman and Chief Executive Officer
         James F. Exum, Jr.........................   $300,000
         President and Chief Operating Officer

  The Company expects to adopt performance-based incentive compensation plans for senior management of the Company, including a cash management bonus plan and a stock ownership plan, under which total awards may, in the aggregate, equal 10% of the outstanding common stock of the Company on a fully-diluted basis, assuming exercise of options. Non-employee directors receive a fee of $1000 for each Board of Directors meeting attended

                         SECURITY OWNERSHIP OF CERTAIN
                BENEFICIAL OWNERS AND MANAGEMENT OF THE COMPANY

  All of the outstanding capital stock of the Company is held by Holdings. The following table sets forth certain information regarding beneficial ownership of the common stock of Holdings by: (i) each person who holds more than 5% of the common stock of Holdings, (ii) each director of the Company, (iii) each of the Named Executive Officers and (iv) all directors and Named Executive Officers as a group. The address of each of the holders of more than 5% of the common stock of Holdings is c/o The Krystal Company, 10th Floor, Krystal Building, Chattanooga, Tennessee 37402.

                                                                        PERCENT
 NAME                                    AMOUNT OF BENEFICIAL OWNERSHIP OF CLASS
 ----                                    ------------------------------ --------
Philip H. Sanford.......................           2,600,000              26.0
W.A. Bryan Patten(1)....................             863,333               8.6
Richard C. Patton(2)....................           1,233,333              12.3
Benjamin R. Probasco(3).................             863,333               8.6
James F. Exum, Jr.......................                   0                 0
Katherine J. Johnston Trust.............           1,233,333              12.3
Woodmont Capital, LLC...................           1,233,333              12.3
P&P Port Royal Investors, LP............             863,333               8.6
All directors and Named Executive
 Officers as a group (5 persons)........           5,559,999              55.6

--------
(1) Includes shares held by P&P Port Royal Investors, LP, of which P&P PRI, LLC is the general partner, of which Patten & Patten, Inc. is the manager. Mr. Patten is a director, officer and shareholder of Patten & Patten, Inc.
(2) Includes shares held by Woodmont Capital, LLC, of which Mr. Patton is the President.
(3) Includes shares held by trusts of which Mr. Probasco is a beneficiary.

                         DESCRIPTION OF CAPITAL STOCK

  The Company has 100 shares of common stock authorized, 100 of which are issued and outstanding. Holdings owns all of the Company's issued and outstanding common stock, which stock has been pledged to the lenders under the Credit Facility. The Company has no shares of preferred stock authorized.

                        DESCRIPTION OF CREDIT FACILITY

GENERAL

  The Company has a $25 million senior secured revolving credit facility (the "Credit Facility") provided by SunTrust Bank, Atlanta, as agent, and the Union Bank of Switzerland, New York Branch, an affiliate of the Initial Purchaser, as syndication agent (collectively, the "Lenders"). The Credit Facility is secured by a perfected first priority security interest in substantially all of the tangible and intangible assets of the Company. The Credit Facility is guaranteed on a senior basis by (i) Holdings, which guarantee is secured by a pledge of all of the Company's common stock held by Holdings and (ii) each existing and future subsidiary of the Company. This information relating to the Credit Facility is qualified in its entirety by reference to the complete text of the documents entered into in connection therewith, copies of which are included as exhibits to the Registration Statement of which this Prospectus is a part.

  Borrowings under the Credit Facility were used to finance a portion of the Acquisition, pay for transaction costs related to the Acquisition, refinance outstanding debt of the Company and provide for the working capital and general corporate needs of the Company. The revolving credit loans will bear interest at a rate based upon either, at the Company's election, the SunTrust Bank base rate (as applicable) or in the form of a LIBOR-based rate plus, in each case, a borrowing margin which is determined on the basis of the Company's funded debt/EBITDA ratio. The borrowing margin for SunTrust Bank base rate loans ranges from a minimum of 0.0% to a maximum of 0.50% and for LIBOR-based loans from a minimum of 1.25% to a maximum of 2.75%. Notwithstanding the foregoing, prior to September 30, 1998, the borrowing margin will be fixed at 0.50% for SunTrust Bank base rate loans and 2.75% for LIBOR-based loans. The Credit Facility will terminate 35 months after the date of the closing with respect thereto. Outstanding revolving credit loans will be payable on such date or such earlier date as may be accelerated following the occurrence of an event of default.

CERTAIN COVENANTS

  The Credit Facility contains covenants that restrict the Company from taking certain actions and that requires the Company to achieve and maintain certain financial covenants. The Company is not permitted to exceed a maximum funded debt/EBITDA ratio and is required to maintain a minimum fixed charge coverage ratio and meet minimum net worth requirements. The Credit Facility includes other covenants that impose limitations on capital expenditures, sale and leaseback transactions, indebtedness, liens, mergers or consolidations, dividend payments, loans and advances, affiliate transactions and certain other corporate activities. The Credit Facility prohibits certain changes in control of Holdings.

EVENTS OF DEFAULT

  The Credit Facility contains customary events of default, including nonpayment of principal, interest or fees, violation of covenants, inaccuracy of representations or warranties in any material respect, cross default to the payment of other indebtedness of the Company, bankruptcy, environmental matters, material judgments and material liabilities and change of control.

                           DESCRIPTION OF THE NOTES

GENERAL

  The Exchange Notes will be issued pursuant to an indenture (the "Indenture") dated as of September 26, 1997 among the Company, as issuer, and SunTrust Bank, Atlanta, as trustee (the "Trustee"), as supplemented by Supplemental Indenture No. 1 dated as of September 26, 1997 between the Company, the Guarantors and the Trustee (together, the "Indenture"). For purposes of this summary, the term "Notes" refers to both the Exchange Notes and the Private Notes. The terms of the Exchange Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"). The Exchange Notes are subject to all such terms, and Holders (as defined herein) of Exchange Notes are referred to the Indenture and the Trust Indenture Act for a statement thereof. The following summary of certain provisions of the Indenture does not purport to be complete and is qualified in its entirety by reference to the Indenture, including the definitions therein of certain terms used below. Copies of the Indenture and the Registration Rights Agreement are available without charge from the Company or the Trustee as set forth under "Additional Information." Definitions of certain terms used in the following summary are set forth below under the caption "Certain Definitions."

  The Notes will be unsecured senior general obligations of the Company, ranking senior in right of payment to all existing and future subordinated indebtedness of the Company and pari passu with all existing and future unsecured senior Indebtedness of the Company. The Notes will be guaranteed on a senior unsecured basis (a "Note Guarantee") by Krystal Aviation Co., Krystal Aviation Management Co. and all other existing and future Subsidiaries of the Company (each, a "Guarantor") and the Company will cause each future Subsidiary of the Company to enter into a supplemental indenture providing for a Note Guarantee as required in the Indenture. The Credit Agreement and the guarantees of the Company's obligations thereunder are secured by substantially all of the existing and future assets of the Company and its Subsidiaries. As a result, the Notes and the Note Guarantees will be effectively subordinated in right of payment to all existing and future indebtedness under the Credit Agreement and the guarantees thereunder as well as to all other existing and future secured Indebtedness permitted to be incurred under the Indenture to the extent of the value of the assets securing such indebtedness.

PRINCIPAL, MATURITY AND INTEREST

  The Notes will be limited in aggregate principal amount to $100 million and will mature on October 1, 2007. Interest on the Notes will accrue at the rate of 10 1/4% per annum and will be payable semiannually in arrears on April 1 and October 1, commencing on April 1, 1998, to Holders of record on the immediately preceding March 15 and September 15. Interest on the Notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from the date on which the Notes were originally issued. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months. Principal, premium, if any, interest and Additional Interest on the Notes will be payable at the office or agency of the Company maintained for such purpose within the City and State of New York or, at the option of the Company, payment of interest and Additional Interest may be made by check mailed to the Holders of the Notes at their respective addresses set forth in the register of Holders of Notes; provided that all payments with respect to Global Notes and Certificated Notes (as such terms are defined below under the caption "Book Entry, Delivery and Form"), the Holders of which have given wire transfer instructions to the Company, will be required to be made by wire transfer of immediately available funds to the accounts specified by the Holders thereof. Until otherwise designated by the Company, the Company's office or agency in New York will be in the office of the Trustee maintained for such purpose. The Notes have been and will be issued only in fully registered form, without coupons and in denominations of $1,000 and integral multiples thereof; provided that Certificated Notes originally purchased by or transferred to institutional "accredited investors" (as defined in Rule 501(a)(1), (2), (3) or (7) under the Securities Act) who are not "qualified institutional buyers" (as defined in Rule 144A under the Securities Act) will be subject to a minimum denomination of $250,000.

NOTE GUARANTEES

  Under any existing and future Note Guarantee, the Guarantors irrevocably and unconditionally, jointly and severally, guarantee the performance and punctual payment when due, whether at stated maturity, by acceleration or otherwise, of all Obligations of the Company under the Indenture and the Notes. Each of the Guarantors will agree to pay, in addition to any amount stated above, any and all expenses (including reasonable counsel fees and expenses) incurred by the Trustee in enforcing any rights under the Note Guarantee. Each Note Guarantee will be limited in amount to an amount not to exceed the maximum amount that can be guaranteed by the relevant Guarantor without rendering such Note Guarantee as it relates to such Guarantor voidable under applicable law relating to fraudulent conveyance or fraudulent transfer or similar laws affecting the rights of creditors generally. See "Risk Factors--Fraudulent Conveyance Risks."

  Each Note Guarantee will be a continuing guarantee and shall (a) remain in full force and effect until payment in full of all of the Company's Obligations under the Indenture and the Notes and (b) inure to the benefit of and be enforceable by the Trustee, the Holders and their successors, transferees and assigns. Each Note Guarantee shall be a guarantee of payment and not of collection.

  The Indenture provides that in the event of a sale or other disposition of all or substantially all of the assets of any Guarantor or a sale or other disposition of all of the Capital Stock of any Guarantor, by way of merger, consolidation or otherwise, such Guarantor (in the event of a sale or other disposition of all of the Capital Stock of such Guarantor) will be released and relieved of its obligations under its Note Guarantee or the Person acquiring the property (in the event of a sale or other disposition of all or substantially all of the assets of such Guarantor) will not be required to enter into a Note Guarantee; provided, in each case, that such transaction is carried out pursuant to and in accordance with the covenants described below under the captions "Repurchase at the Option of Holders--Asset Sales" and "Certain Covenants--Merger, Consolidation or Sale of Assets."

OPTIONAL REDEMPTION

  The Notes will not be redeemable at the Company's option prior to April 1, 2002. Thereafter, the Notes will be subject to redemption at the option of the Company, in whole or in part, upon not less than 30 nor more than 60 days' notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest and Additional Interest, if any, thereon to the applicable redemption date, if redeemed during the twelve-month period beginning on April 1 of the years indicated below:

            YEAR                               PERCENTAGE
            ----                               ----------
            2002..............................  105.125%
            2003..............................  103.417%
            2004..............................  101.708%
            2005 and thereafter...............  100.000%

  Notwithstanding the foregoing, at any time prior to April 1, 2000, the Company, at its option, may redeem up to 35% of the principal amount of the Notes originally issued with the net proceeds of one or more Public Equity Offerings made by the Company or of a capital contribution made by the Parent to the common equity capital of the Company with the net proceeds of one or more Public Equity Offerings made by the Parent, at a redemption price of 110.25% of the principal amount thereof plus accrued and unpaid interest and Additional Interest, if any, to the redemption date; provided, however, that after such redemption the aggregate principal amount of the Notes outstanding must equal at least 65% of the aggregate principal amount of the Notes originally issued and provided, further, that such redemption shall occur within 60 days of the date of closing of such Public Equity Offering.

  If less than all of the Notes are to be redeemed at any time, selection of Notes for redemption will be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which the Notes are listed, or, if the Notes are not so listed, on a pro rata basis; provided that no Notes of $1,000 or less shall be redeemed in part. Notices of redemption shall be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each Holder of Notes to be redeemed at its registered address. If any Note is to be redeemed in part only, the notice of redemption that relates to such Note shall state the portion of the principal amount thereof to be redeemed. A new Note in principal amount equal to the unredeemed portion thereof will be issued in the name of the Holder thereof upon cancellation of the original Note. On and after the redemption date, interest ceases to accrue on Notes or portions of them called for redemption.

MANDATORY REDEMPTION

  The Company is not required to make mandatory redemption or sinking fund payments with respect to the Notes.

REPURCHASE AT THE OPTION OF HOLDERS

CHANGE OF CONTROL

  Upon the occurrence of a Change of Control, each Holder of Notes will have the right to require the Company to repurchase all or any part (equal to $1,000 or an integral multiple thereof) of such Holder's Notes pursuant to the offer described below (the "Change of Control Offer") at an offer price in cash equal to 101% of the principal amount thereof plus accrued and unpaid interest and Additional Interest thereon (the "Change of Control Purchase Price") to the date of purchase (the "Change of Control Payment Date"). Within 30 days after the date of any Change of Control, the Company will mail a notice to each Holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase Notes pursuant to the procedures required by the Indenture and described in such notice. The Change of Control Payment Date shall be a business day not less than 30 days nor more than 60 days after such notice is mailed.

  On the Change of Control Payment Date, the Company will (1) accept for payment all Notes or portions thereof properly tendered pursuant to the Change of Control Offer, (2) deposit with the Paying Agent an amount equal to the Change of Control Purchase Price in respect of all Notes or portions thereof so tendered and (3) deliver or cause to be delivered to the Trustee the Notes so tendered together with an officers' certificate stating the aggregate principal amount of Notes or portions thereof being purchased by the Company. The Paying Agent will promptly mail to each Holder of Notes so tendered the Change of Control Purchase Price for such Notes, and the Trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each Holder a new Note equal in principal amount to any unpurchased portion of the Notes surrendered, if any; provided that each such new Note will be in a principal amount of $1,000 or an integral multiple thereof. The Company will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

  Except as described above with respect to a Change of Control, the Indenture does not contain provisions that permit the Holders of the Notes to require that the Company repurchase or redeem the Notes in the event of a takeover, recapitalization or similar restructuring. Although the existence of a Holder's right to require the Company to repurchase the Notes in respect of a Change of Control may deter a third party from acquiring the Company in a transaction that constitutes a Change of Control, the provisions of the Indenture relating to a Change of Control in and of themselves may not afford Holders of the Notes protection in the event of a highly leveraged transaction, reorganization, recapitalization, restructuring, merger or similar transaction involving the Company that may adversely affect Holders, if such transaction is not the type of transaction included within the definition of a Change of Control.

  The Credit Agreement provides that certain change of control events with respect to the Company would constitute a default thereunder permitting holders of any indebtedness thereunder to exercise remedies, including the right to seek immediate payment of amounts then owing under the Credit Agreement.

  The meaning of the phrase "all or substantially all," as used in the definition of "Change of Control" with respect to a sale of assets, varies according to the facts and circumstances of the subject transaction, has no clearly established meaning under relevant law and is subject to judicial interpretation. Accordingly, in certain circumstances, there may be a degree of uncertainty in ascertaining whether a particular transaction would involve a disposition of "all or substantially all" of the assets of the Company, and therefore it may be unclear whether a Change of Control has occurred and whether the Notes are subject to a Change of Control Offer.

  Restrictions in the Indenture described herein on the ability of the Company and its Subsidiaries to incur additional Indebtedness, to grant Liens on its or their property, to make Restricted Payments and to make Asset Sales may also make more difficult or discourage a takeover of the Company, whether favored or opposed by the management of the Company. Consummation of any such transaction in certain circumstances may require redemption or repurchase of the Notes, and there can be no assurance that the Company or the acquiring party will have sufficient financial resources to effect such redemption or repurchase. In certain circumstances, such restrictions and the restrictions on transactions with Affiliates may make more difficult or discourage any leveraged buyout of the Company or any of its Subsidiaries. While such restrictions cover a variety of arrangements which have traditionally been used to effect highly leveraged transactions, the Indenture may not afford the Holders of Notes protection in all circumstances from the adverse aspects of a highly leveraged transaction, reorganization, restructuring, merger or similar transaction.

 ASSET SALES

  The Indenture provides that the Company will not, and will not permit any of its Subsidiaries to, directly or indirectly, engage in an Asset Sale except an Exempt Asset Sale, as defined below, unless (i) the Company (or such Subsidiary) receives consideration at the time of such Asset Sale at least equal to the fair market value of the assets sold or otherwise disposed of, and in the case of a lease of assets, a lease providing for rent and other conditions which are no less favorable to the Company (or such Subsidiary) in any material respect than the then prevailing market conditions (evidenced in each case by a resolution of the Board of Directors of the Company set forth in an officers' certificate delivered to the Trustee), and (ii) at least 85% (100% in the case of lease payments) of the consideration therefor received by the Company or such Subsidiary is in the form of cash or cash equivalents. An "Exempt Asset Sale" means an Asset Sale on or after the date of the Indenture, the Net Proceeds of which, plus the Net Proceeds of all other Asset Sales made in the same fiscal year (but, in all cases, after the date of the Indenture) do not exceed $2.5 million.

  The Company may apply, and may permit its Subsidiaries to apply, Net Proceeds of an Asset Sale (other than an Exempt Asset Sale), at its option, within 180 days after the consummation of such an Asset Sale (a) to permanently reduce Senior Indebtedness (and to permanently reduce the commitments, if any, with respect thereto), (b) to acquire Eligible Assets or to reimburse the Company or its Subsidiaries for expenditures previously made to acquire Eligible Assets, provided that any such expenditures were made not more than 180 days prior to the consummation of such Asset Sale and were made in contemplation of such Asset Sale and for the purpose of replacing the assets to be disposed of in such Asset Sale, or (c) to reimburse the Company or its Subsidiaries for expenditures made, and costs incurred, to repair, rebuild, replace or restore property subject to loss, damage or taking to the extent that the Net Proceeds consist of insurance proceeds received on account of such loss, damage or taking. Pending the final application of any such Net Proceeds, the Company may invest such Net Proceeds temporarily in Cash Equivalents or apply such Net Proceeds to reduce amounts outstanding under the Credit Agreement. Any Net Proceeds from Asset Sales (other than Exempt Asset Sales) that are not applied within 180 days after the consummation of an Asset Sale as provided in the first sentence of this paragraph will be deemed to constitute "Excess Proceeds." When the aggregate amount of Excess Proceeds exceeds $5.0 million, the Company will be required to make an offer to all Holders of Notes (an "Asset Sale Offer") to purchase, on a pro rata basis, the principal amount of Notes equal in amount to the Excess Proceeds (and not just the amount thereof that exceeds $5.0 million), at a purchase price in cash in an amount equal to 100% of the principal amount thereof plus accrued and unpaid interest and Additional Interest thereon to the date of purchase, in accordance with the procedures set forth in the Indenture. To the extent that the aggregate amount of Notes tendered pursuant to an Asset Sale Offer is less than the amount of Excess Proceeds, the Company may use such deficiency, or a portion thereof, for general corporate purposes. If the aggregate principal amount of Notes surrendered by Holders thereof exceeds the amount of Excess Proceeds, the Trustee shall select the Notes to be purchased on a pro rata basis. Upon completion of such offer to purchase, the amount of Excess Proceeds shall be reset at zero, subject to any subsequent Asset Sale.

  In the event of the transfer of substantially all (but not all) of the property and assets of the Company and its Subsidiaries as an entirety to a Person in a transaction permitted under the caption "Certain Covenants-- Merger, Consolidation or Sale of Assets" below, the successor corporation shall be deemed to have sold the properties and assets of the Company and its Subsidiaries not so transferred for purposes of this covenant, and shall comply with the provisions of this covenant with respect to such deemed sale as if it were an Asset Sale. In addition, the fair market value of such properties and assets of the Company or its Subsidiaries deemed to be sold shall be deemed to be Net Proceeds for purposes of this covenant.

  If at any time any non-cash consideration received by the Company or any Subsidiary in connection with any Asset Sale is converted into or sold or otherwise disposed of for cash, then such conversion or disposition shall be deemed to constitute an Asset Sale hereunder and the Net Proceeds thereof shall be applied in accordance with this covenant.

  Notwithstanding the foregoing, the Company will not, and will not permit any Subsidiary to, directly or indirectly, make any Asset Sale of any of the Capital Stock of a Subsidiary except pursuant to an Asset Sale of all of the Capital Stock of such Subsidiary.

  The Company will comply with the requirements of Section 14(e) of, and Rule 14e-1 under, the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of the Notes as a result of a Change of Control or an Asset Sale.

  The Company may use Net Proceeds from Exempt Asset Sales for general corporate purposes (subject to the other provisions of the Indenture).

CERTAIN COVENANTS

 INCURRENCE OF INDEBTEDNESS AND ISSUANCE OF PREFERRED STOCK

  The Indenture provides that the Company will not, and will not permit any of its Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, "incur") any Indebtedness (including Acquired Indebtedness) other than Permitted Indebtedness and that the Company will not issue any Disqualified Stock and will not permit any of its Subsidiaries to issue any shares of preferred stock; provided, however, that the Company may incur Indebtedness (including Acquired Indebtedness) and may issue Disqualified Stock if: (i) the Fixed Charge Coverage Ratio for the Company's most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock is issued would have been at least 2.0 to 1.0 for Indebtedness incurred prior to September 30, 2000, and 2.5 to 1.0 for Indebtedness incurred thereafter determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred, or the Disqualified Stock had been issued, as the case may be, at the beginning of such four-quarter period; and (ii) no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof.

 RESTRICTED PAYMENTS

  The Indenture provides that the Company will not, and will not permit any of its Subsidiaries to, directly or indirectly: (i) declare or pay any dividend or make any distribution of any kind or character (whether in cash, securities or other property) on account of any class of the Company's or any of its Subsidiaries' Equity Interests or to holders thereof (including, without limitation, any payment to shareholders of the Company in connection with a merger or consolidation involving the Company), other than (a) dividends or distributions payable solely in Equity Interests (other than Disqualified Stock) of the Company or
(b) dividends or distributions payable solely to the Company or any Wholly Owned Subsidiary of the Company; (ii) purchase, redeem or otherwise acquire or retire for value any Equity Interests of the Company, any Subsidiary of the Company, or any other Affiliate of the Company (other than any such Equity Interests owned by the Company or any Wholly Owned Subsidiary of the Company);
(iii) make any principal payment on, or purchase, redeem, defease or otherwise acquire or retire for value any Indebtedness of the Company or any Guarantor that is pari passu with or subordinated to the Notes or the Note Guarantees prior to any scheduled repayment date, mandatory sinking fund payment date or final maturity date (other than the Notes), other than through the purchase, redemption or acquisition by the Company of Indebtedness of the Company or any of its Subsidiaries through the issuance in exchange therefor of Equity Interests (other than Disqualified Stock) of the Company; (iv) make any Investment (other than Permitted Investments) or (v) make any payments to any Affiliate of the Company as compensation for management services, except through the issuance of Equity Interests (other than Disqualified Stock) of the Company (all such payments and other actions set forth in clauses (i) through (v) above being collectively referred to as "Restricted Payments"), unless, at the time of and after giving effect to such Restricted Payment:

    (a) no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof;

    (b) at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, the Company would have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described above under the caption "--Incurrence of Indebtedness and Issuance of Preferred Stock"; and

    (c) such Restricted Payment, together with the aggregate amount of all other Restricted Payments declared or made by the Company and its Subsidiaries on or after the date of the Indenture (excluding Restricted Payments permitted by clauses (ii), (iii), (iv), (v) and (vi) of the second sentence of the next succeeding paragraph), is less than the sum of (i) 50% of the Consolidated Net Income of the Company for the period (taken as one accounting period) from the beginning of the first fiscal quarter commencing after the date of the Indenture to the end of the Company's most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit), plus
  (ii) 100% of the aggregate net cash proceeds received by the Company from the issue or sale after the date of the Indenture of Equity Interests of the Company or of debt securities of the Company that have been converted into such Equity Interests (other than Equity Interests (or convertible debt securities) sold to a Subsidiary of the Company and other than Disqualified Stock or debt securities that have been converted into Disqualified Stock).

  The foregoing clauses (b) and (c) will not prohibit (i) the payment of any dividend on any class of Capital Stock of the Company or any Subsidiary of the Company within 60 days after the date of declaration thereof, if on the date on which such dividend was declared such payment would have complied with the provisions of the Indenture; (ii) any dividend on shares of Capital Stock payable solely in shares of Capital Stock (other than Disqualified Stock);
(iii) any dividend or other distribution payable from a Subsidiary to the Company or any Wholly-Owned Subsidiary; (iv) the making of any Investment in exchange for, or out of the proceeds of, the substantially concurrent sale (other than to a Subsidiary of the Company) of Equity Interests of the Company (other than Disqualified Stock); provided, that any net cash proceeds that are utilized for any such Investment, and any Net Income resulting therefrom, shall be excluded from clause (c) of the preceding paragraph; (v) the redemption, repurchase, retirement or other acquisition of any Equity Interests of the Company in exchange for, or out of the proceeds of, the substantially concurrent sale (other than to a Subsidiary of the Company) of other Equity Interests of the Company (other than any Disqualified Stock); provided that any net cash proceeds that are utilized for any such redemption, repurchase, retirement or other acquisition, and any Net Income resulting therefrom, shall be excluded from clause (c) of the preceding paragraph; (vi) the defeasance, redemption or repurchase of pari passu or subordinated Indebtedness with the net cash proceeds from an incurrence of Permitted Refinancing Indebtedness or the substantially concurrent sale (other than to a Subsidiary of the Company) of Equity Interests of the Company (other than Disqualified Stock); provided, that any net cash proceeds that are utilized for any such defeasance, redemption or repurchase, and any Net Income resulting therefrom, shall be excluded from clause (c) of the preceding paragraph and (vii) the repurchase of shares of Capital Stock of the Company in connection with repurchase provisions under employee stock option and stock purchase agreements or other agreements to compensate management employees of the Company to the extent such payments do not exceed $1.0 million in the aggregate.

  The amount of all Restricted Payments (other than cash) shall be the fair market value (evidenced by a resolution of the Board of Directors set forth in an officers' certificate delivered to the Trustee) on the date of the Restricted Payment of the asset(s) proposed to be transferred by the Company or such Subsidiary, as the case may be, pursuant to the Restricted Payment. Not later than the date of making any Restricted Payment, the Company shall deliver to the Trustee an officers' certificate stating that such Restricted Payment is permitted and setting forth the basis upon which the calculations required by the covenant described under this caption were computed, which calculations may be based upon the Company's latest available financial statements.

 LIENS

  The Indenture provides that, unless the Notes and the Note Guarantees are equally and ratably secured, the Company will not, and will not permit any of its Subsidiaries to, directly or indirectly, create, incur, assume or suffer to exist any Lien on any of its assets, now owned or hereafter acquired, securing any Indebtedness other than Permitted Liens; provided that, if such Indebtedness is by its terms expressly subordinate to the Notes or the Note Guarantees, the Lien securing such subordinate or junior Indebtedness shall be subordinate and junior to the Lien securing the Notes or the Note Guarantees with the same relative priority as such subordinated or junior Indebtedness shall have with respect to the Notes or the Note Guarantees.

 SALE AND LEASEBACK TRANSACTIONS

  The Indenture provides that the Company will not, and will not cause or permit any of its Subsidiaries to, enter into any Sale and Leaseback Transaction. Notwithstanding the foregoing, the Company or any Subsidiary may enter into a Sale and Leaseback Transaction if: (i) after giving pro forma effect to any such Sale and Leaseback Transaction, the Company shall be in compliance with the covenants described under the captions "--Incurrence of Indebtedness and Issuance of Preferred Stock" and "--Liens" above; (ii) the gross cash proceeds of such Sale and Leaseback Transaction are at least equal to the fair market value of such property (as determined by the Board, whose determination shall be conclusive if made in good faith and evidenced by a Board Resolution); (iii) the aggregate rent payable by the Company in respect of such Sale and Leaseback Transaction is not in excess of the fair market rental value of the property leased pursuant to such Sale and Leaseback Transaction; and (iv) the Company shall apply the net cash proceeds of the sale as provided under "Repurchase at the Option of Holders--Asset Sales" above, to the extent required therein.

 OWNERSHIP OF AND LIENS ON CAPITAL STOCK

  The Indenture provides that the Company (i) will not permit any Person (other than the Company or any Wholly Owned Subsidiary of the Company) to own any Capital Stock of any Subsidiary of the Company, and (ii) will not permit any Subsidiary of the Company to issue Capital Stock (except to the Company or to a Wholly Owned Subsidiary) or create, incur, assume or suffer to exist any Lien thereon, in each case except (a) directors' qualifying shares, (b) Capital Stock issued prior to the time such Person became a Subsidiary of the Company, provided that such Capital Stock was not issued in anticipation of such transaction, (c) if such Subsidiary merges with another Subsidiary of the Company, (d) if such Subsidiary ceases to be a Subsidiary of the Company (as a result of the sale of 100% of the shares of such Subsidiary, the Net Proceeds from which are applied in accordance with "Repurchase at the Option of Holders--Asset Sales"), (e) Liens on Capital Stock of any Subsidiary of the Company to secure Indebtedness incurred under the Credit Agreement or (f) Liens on

Capital Stock of any Subsidiary of the Company granted in accordance with the provisions of the Indenture described above in the first sentence under the caption "Liens."

 DIVIDEND AND OTHER PAYMENT RESTRICTIONS AFFECTING SUBSIDIARIES

  The Indenture provides that the Company will not, and will not permit any of its Subsidiaries to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any encumbrance or restriction on the ability of any Subsidiary of the Company to

    (i) pay dividends or make any other distributions to the Company or any of its Subsidiaries on its Capital Stock or with respect to any other interest or participation in, or measured by, its profits;

    (ii)pay any Indebtedness or other obligation owed to the Company or any of its Subsidiaries;

    (iii)make loans or advances to the Company or any of its Subsidiaries;

    (iv)sell, lease or transfer any of its properties or assets to the Company or any of its Subsidiaries; or

    (v)grant liens or security interests on its assets in favor of the Holders of Notes; or

    (vi)guarantee the obligations of the Company evidenced by the Notes or any renewals, refinancings, exchanges, refundings or extensions thereof except for such encumbrances or restrictions existing under or by reason of
(A) the Indenture and the Notes, (B) the Credit Agreement as in effect on the Closing Date, (C) applicable law, (D) any instrument governing Acquired Indebtedness or Capital Stock of a Person acquired by the Company or any of its Subsidiaries as in effect at the time of such acquisition (except to the extent such Acquired Indebtedness was incurred in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired, provided that the Consolidated EBITDA of such Person is not taken into account in determining whether such acquisition was permitted by the terms of the Indenture, (E) any document or instrument governing Indebtedness incurred pursuant to clause (iii) of the definition of Permitted Indebtedness, provided that any such restriction contained therein relates only to the asset or assets constructed or acquired in connection therewith, or (F) Permitted Refinancing Indebtedness of Indebtedness described in clause (B) and clause
(D) hereof, provided that the provisions relating to such encumbrances or restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are no more restrictive than those contained in the agreements governing the Indebtedness being refinanced.

 LIMITATION ON LAYERING DEBT

  Neither the Company nor any Subsidiary may, directly or indirectly, in any event Incur any Indebtedness which by its terms (or by the terms of any agreement governing such Indebtedness) is expressly subordinated to any other Indebtedness of the Company or such Subsidiary, as the case may be, unless such Indebtedness is also by its terms (or by the terms of any agreement governing such Indebtedness) made expressly subordinate to the Notes to the same extent and in the same manner, and so long as, such Indebtedness is subordinated pursuant to subordination provisions that are no more favorable to the holders of any other Indebtedness of the Company or such Subsidiary, as the case may be.

 MERGER, CONSOLIDATION OR SALE OF ASSETS

  The Indenture provides that the Company will not, and will not permit any Subsidiary of the Company to, in a single transaction or series of related transactions, consolidate or merge with or into (other than the consolidation or merger of a Wholly Owned Subsidiary of the Company with another Wholly Owned Subsidiary of the Company or into the Company) (whether or not the Company or such Subsidiary is the surviving corporation), or directly and/or indirectly through its Subsidiaries sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of the properties or assets of the Company and its Subsidiaries (determined on a consolidated basis for the Company and its Subsidiaries taken as a whole) in one or more related transactions to, another corporation, Person or entity unless

    (i) either (a) the Company, in the case of a transaction involving the Company, or such Subsidiary, in the case of a transaction involving a Subsidiary of the Company, is the surviving corporation or (b) in the case of a transaction involving the Company or a Guarantor, the entity or the Person formed by or surviving any such consolidation or merger (if other than the Company or such Guarantor) or to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made is a corporation organized or existing under the laws of the United States of America, any state thereof or the District of Columbia and expressly assumes all the obligations of the Company under the Notes and the Indenture or such Guarantor under the relevant Note Guarantee and the Indenture, as the case may be, pursuant to a supplemental indenture in a form reasonably satisfactory to the Trustee;

    (ii) immediately prior to or after such transaction no Default or Event of Default shall have occurred and/or be continuing;

    (iii) in the case of a transaction involving the Company, the Company or, if other than the Company, the entity or Person formed by or surviving any such consolidation or merger, or to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made (A) will have Consolidated Net Worth immediately after the transaction equal to or greater than the Consolidated Net Worth of the Company immediately preceding the transaction, and (B) will, at the time of such transaction and after giving pro forma effect thereto as if such transaction had occurred at the beginning of the applicable four-quarter period, be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described above under the caption "--Incurrence of Indebtedness and Issuance of Preferred Stock;"

    (iv) if, as a result of any such transaction, property or assets of the Company or a Guarantor would become subject to a Lien securing Indebtedness not excepted from the provisions of the Indenture described above under the caption "--Liens," the Company, any such Guarantor or the surviving entity, as the case may be, shall have secured the Notes and the relevant Note Guarantee, as required by such provisions; and

    (v) the Company shall have delivered to the Trustee an officers' certificate and, except in the case of a merger of a Subsidiary of the Company into the Company or into a Wholly Owned Subsidiary of the Company, an opinion of counsel, each stating that such consolidation, merger, conveyance, lease or disposition and any supplemental indenture with respect thereto, comply with all of the terms of this covenant and that all conditions precedent provided for in this provision relating to such transaction or series of transactions have been complied with.

For purposes of the foregoing, the transfer (by lease, assignment, sale or otherwise, in a single transaction or series of transactions) of all or substantially all of the properties or assets of one or more Subsidiaries of the Company the Capital Stock of which constitutes all or substantially all of the properties and assets of the Company, shall be deemed to be the transfer of all or substantially all of the properties and assets of the Company.

 TRANSACTIONS WITH AFFILIATES

  The Indenture provides that the Company will not, and will not permit any of its Subsidiaries to, enter into or suffer to exist any transaction or series of related transactions (including, without limitation, the sale, purchase, exchange or lease of assets, property or services), with any Affiliate (each of the foregoing, an "Affiliate Transaction"), other than Exempt Affiliate Transactions, unless (a) such Affiliate Transaction is on terms that are no less favorable to the Company or the relevant Subsidiary than would be obtained in a comparable transaction with a Person that is not an Affiliate and (b) (i) with respect to a transaction or series of transactions involving aggregate consideration in excess of $2.5 million, a committee of independent Directors of the Company shall approve by resolution certifying that such transaction or series of transactions comply with the clause (a) above, and
(ii) with respect to a transaction or series of transactions involving aggregate consideration equal to or greater than $10.0 million, the Company receives a written opinion from a nationally recognized investment bank that such transaction or series of transactions is fair to the Company from a financial point of view.

 REPORTS

  The Indenture provides that, whether or not required by the rules and regulations of the Commission, so long as any Notes are outstanding, the Company will furnish to the Holders of Notes and file with the Trustee, within 15 days after it is or would have been required to file such with the Commission, all information, documents and reports specified in Section 13 and
Section 15(d) of the Exchange Act. In addition, whether or not required by the rules and regulations of the Commission, the Company will file a copy of all such information, documents and reports with the Commission for public availability (unless the Commission will not accept such a filing) and make such information available to securities analysts and prospective investors. In addition, the Company has agreed that, for so long as any Notes remain outstanding, it will furnish to the Holders and to securities analysts and prospective investors, upon their request, the information specified in Rule 144A(d)(4) under the Securities Act.

 EVENTS OF DEFAULT AND REMEDIES

  The Indenture provides that each of the following constitutes an Event of
Default: (i) default for 30 days in the payment when due of interest on, or Additional Interest with respect to, the Notes; (ii) default in the payment when due of the principal of or premium, if any, on the Notes; (iii) failure by the Company to comply with the provisions described under the captions "Repurchase at Option of Holders--Change of Control," "Repurchase at Option of Holders--Asset Sales," "--Ownership of and Liens on Capital Stock," "-- Restricted Payments," "--Incurrence of Indebtedness and Issuance of Preferred Stock" or "--Merger, Consolidation or Sale of Assets"; (iv) failure by the Company to comply with any of its other agreements or covenants in the Indenture or the Notes for 30 days after written notice by the Trustee or Holders of at least 25% of the aggregate principal amount of the Notes outstanding; (v) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company or any of its Subsidiaries (or the payment of which is guaranteed by the Company or any of its Subsidiaries) whether such Indebtedness or guarantee now exists, or is created after the date of the Indenture, which default (a) is caused by a failure to pay principal of such Indebtedness at final maturity thereof (after giving effect to applicable grace periods) (a "Payment Default") or (b) results in the acceleration of such Indebtedness prior to its express maturity and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness as to which there has been a Payment Default or the maturity of which has been so accelerated, exceeds in the aggregate $5.0 million; (vi) failure by the Company or any of its Subsidiaries to pay final judgments (not covered by insurance) which exceed in the aggregate $5.0 million, which judgments are not paid, discharged or stayed for a period of 60 days; (vii) certain events of bankruptcy, insolvency or reorganization with respect to the Company or any of its Subsidiaries; and
(viii) the Note Guarantee of any Guarantor is held in any judicial proceeding to be unenforceable or invalid or ceases for any reason to be in full force and effect (other than in accordance with the terms of the Indenture) or any Guarantor or any Person acting on behalf of any Guarantor denies or disaffirms such Guarantor's obligations under its Note Guarantee (other than by reason of a release of such Guarantor from its Note Guarantee in accordance with the terms of the Indenture).

  If any Event of Default occurs and is continuing, the Trustee or the Holders of at least 25% in aggregate principal amount of all of the then outstanding Notes may declare all the Notes to be due and payable immediately in an amount equal to the principal amount of the Notes, together with accrued interest to the date the Notes become due and payable. After such acceleration, but before a judgment or decree based on acceleration, the Holders of a majority in aggregate principal amount of outstanding Notes may, under certain circumstances, rescind and annul such acceleration if all Events of Default, other than the non-payment of principal, interest, premium or Additional Interest that have become due solely because of such acceleration, have been cured or waived as provided in the Indenture. Notwithstanding the foregoing, in the case of an Event of Default arising from certain events of bankruptcy or insolvency with respect to the Company or any Subsidiary of the Company, all outstanding Notes will become due and payable without further action or notice. Holders of the Notes may not enforce the Indenture or the Notes except as provided in the Indenture. Subject to certain limitations, Holders of a majority in principal amount of the then outstanding Notes may direct the Trustee in its exercise of any trust or power. The Indenture provides that if a Default occurs and is continuing, generally the Trustee must give notice of such Default to the Holders within 90 days after the occurrence of such Default. The Trustee may withhold from Holders of the Notes notice of any continuing Default or Event of Default (except a Default or Event of Default relating to the payment of principal or premium, if any, or interest or Additional Interest) if it determines that withholding notice is in their interest.

  The Holders of a majority in aggregate principal amount of the Notes then outstanding by notice to the Trustee may on behalf of the Holders of all of the Notes waive any existing Default or Event of Default and its consequences under the Indenture except a continuing Default or Event of Default in the payment of interest or premium or Additional Interest on, or the principal of, any Note (except a payment default resulting from an acceleration that has been rescinded) or in respect of a provision that cannot be amended or waived without the consent of the Holder affected. See "Amendment, Supplement and Waiver."

  The Company is required to deliver to the Trustee annually a statement regarding compliance with the Indenture, and upon becoming aware of any Default or Event of Default, the Company is required to deliver to the Trustee a statement specifying such Default or Event of Default.

NO PERSONAL LIABILITY OF DIRECTORS, OFFICERS, EMPLOYEES AND STOCKHOLDERS

  No director, officer, employee, incorporator or stockholder of the Company, as such, shall have any liability for any obligations of the Company under the Notes or the Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. No director, officer, employee, incorporator or stockholder of any Guarantor, as such, shall have any liability for any obligations of such Guarantor under its Note Guarantee or the Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder of Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes and the Note Guarantees. Such waiver may not be effective to waive liabilities under the Federal securities laws and it is the view of the Commission that such waiver is against public policy.

LEGAL DEFEASANCE AND COVENANT DEFEASANCE

  At its option and at any time, the Company may elect to have all of the obligations of the Company and the Guarantors discharged with respect to the outstanding Notes ("Legal Defeasance") except for (i) the rights of Holders of outstanding Notes to receive payments in respect of the principal of, premium, if any, and interest and Additional Interest on such Notes when such payments are due from the trust referred to below, (ii) the Company's obligations with respect to the Notes concerning issuing temporary Notes, registration of Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payment and money for security payments held in trust,
(iii) the Company's obligations under the Registration Rights Agreement,
(iv) the rights, powers, trusts, duties and immunities of the Trustee, and the Company's obligations in connection therewith and (v) the Legal Defeasance provisions of the Indenture. In addition, the Company may, at its option and at any time, elect to have the obligations of the Company released with respect to certain covenants that are described in the Indenture ("Covenant Defeasance") and thereafter any omission to comply with such obligations shall not constitute a Default or Event of Default with respect to the Notes. In the event Covenant Defeasance occurs, certain events (not including nonpayment, bankruptcy and insolvency events) described under "Events of Default" will no longer constitute an Event of Default with respect to the Notes.

  In order to exercise either Legal Defeasance or Covenant Defeasance, (i) the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders of the Notes, cash in U.S. dollars, U.S.

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

Government Obligations, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest and Additional Interest on the outstanding Notes on the stated maturity or on the applicable redemption date, as the case may be, and the Company must specify whether the Notes are being defeased to maturity or to a particular redemption date; (ii) in the case of Legal Defeasance, the Company shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that (A) the Company has received from, or there has been published by, the Internal Revenue Service a ruling or (B) since the date of the Indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel shall confirm that, the Holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred; (iii) in the case of Covenant Defeasance, the Company shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that the Holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred; (iv) no Default or Event of Default shall have occurred and be continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds (or the granting of a Lien as security therefor) to be applied to such deposit) or insofar as Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 123rd day after the date of deposit; (v) such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under the Credit Agreement or any other material agreement or instrument (other than the Indenture) to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound; (vi) the Company must deliver to the Trustee an officers' certificate stating that the deposit was not made by the Company with the intent of preferring the Holders of Notes over other creditors of the Company or the Guarantors or with the intent of defeating, hindering, delaying or defrauding creditors of the Company, the Guarantors or others; (vii) such Legal Defeasance or Covenant Defeasance shall not result in the trust arising from such deposit constituting an investment company within the meaning of the Investment Company Act of 1940, as amended, unless such trust shall be registered under such Act or exempt from registration thereunder; and (viii) the Company must deliver to the Trustee an officers' certificate and an opinion of counsel, each stating that all conditions precedent relating to Legal Defeasance or Covenant Defeasance, as the case may be, have been complied with.

TRANSFER AND EXCHANGE

  A Holder may transfer or exchange Notes in accordance with the Indenture. The Trustee will act as paying agent and registrar for the Notes. The Company, the registrar and the Trustee may require a Holder, among other things, to furnish appropriate endorsements and transfer documents as well as certifications, legal opinions and other information and the Company may require a Holder to pay any taxes and fees required by law or permitted by the Indenture. The Company is not required to transfer or exchange any Note selected for redemption. Also, the Company is not required to transfer or exchange any Note for a period of 15 days before a selection of Notes to be redeemed.

  The registered Holder of a Note will be treated as the owner of it for all purposes.

AMENDMENT, SUPPLEMENT AND WAIVER

  Except as provided in the next two succeeding paragraphs, the Indenture or the Notes may be amended or supplemented with the consent of the Holders of at least a majority in aggregate principal amount of the Notes then outstanding (including consents obtained in connection with a tender offer or exchange offer for the Notes), and any existing default or failure to comply with any provision of the Indenture or the Notes may be waived (other than a payment default) with the consent of the Holders of a majority in aggregate principal amount of the then outstanding Notes (including consents obtained in connection with a tender offer or exchange offer for the Notes).

  Without the consent of each Holder, an amendment or waiver may not: (i) reduce the principal amount of Notes whose Holders must consent to an amendment, supplement or waiver, (ii) reduce the principal of or premium on or change the fixed maturity of any Note or alter the provisions with respect to the redemption of the Notes (other than provisions relating to the covenants described above under the caption "--Repurchase at the Option of Holders"),
(iii) reduce the rate of or change the time for payment of interest on any Note, (iv) waive a Default or Event of Default in the payment of principal of or premium, if any, or interest or Additional Interest on the Notes (except a rescission of acceleration of the Notes by the Holders of at least a majority in aggregate principal amount of the then outstanding Notes and a waiver of the payment default that resulted from such acceleration), (v) make any Note payable in money other than that stated in the Notes, (vi) make any change in the provisions of the Indenture relating to waivers of past Defaults or the rights of Holders of Notes to receive payments of principal or premium, if any, or interest or Additional Interest on the Notes, (vii) waive a redemption payment with respect to any Note (other than a payment required by one of the covenants described above under the caption "--Repurchase at the Option of Holders"), (viii) modify the ranking or priority of the Notes or the Note Guarantee of any Guarantor, (ix) release any Guarantor from any of its obligations under its Note Guarantee or the Indenture other than in accordance with the terms of the Indenture or (x) make any change in the foregoing amendment and waiver provisions.

  Notwithstanding the foregoing, without the consent of any Holder of Notes, the Company and the Trustee may amend or supplement the Indenture or the Notes to cure any ambiguity, defect or inconsistency, to provide for uncertificated Notes in addition to or in place of Certificated Notes, to provide for the assumption of the Company's obligations to Holders of Notes in the case of a merger or consolidation, to make any change that would provide any additional rights or benefits to the Holders of Notes or that does not adversely affect the interests of the Holders of the Notes in any material respect, or to comply with requirements of the Commission in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act.

PAYMENTS FOR CONSENT

  Neither the Company nor any of its Subsidiaries shall, directly or indirectly, pay or cause to be paid any consideration, whether by way of interest, fee or otherwise, to any Holder of any Notes for or as an inducement to any consent, waiver or amendment of any terms or provisions of the Notes, unless such consideration is offered to be paid or agreed to be paid to all Holders of the Notes which so consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

CONCERNING THE TRUSTEE

  SunTrust Bank, Atlanta is the Trustee under the Indenture. The Trustee's current address is 58 Edgewood Avenue, 4th Floor Annex, Atlanta, Georgia 30303.

  The Indenture contains certain limitations on the rights of the Trustee, if it becomes a creditor of the Company, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee is permitted to engage in other transactions; however, if it acquires any conflicting interest (as defined in the Trust Indenture Act) it must eliminate such conflict or resign.

  The Holders of a majority in principal amount of the then outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The Indenture provides that in case an Event of Default shall occur (which shall not have been cured), the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any Holder of Notes, unless such Holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.

ADDITIONAL INFORMATION

  Anyone who receives this Prospectus may obtain a copy of the Indenture and Registration Rights Agreement without charge by writing to the Company at One Union Square, Chattanooga, Tennessee 37402, Attn: Treasurer.

BOOK-ENTRY, DELIVERY AND FORM

  The Private Notes were issued in the form of one global certificate (the "Private Global Certificate") for QIBS. The Exchange Notes will initially be issued in the form of one or more global certificates (collectively, the "Exchange Global Notes"). The Private Global Note was deposited on the date of the closing of the sale of the Private Notes and the Exchange Global Notes will be deposited on the date of the closing of the Exchange Offer with, or on behalf of, The Depository Trust Company (the "Depositary") and registered in the name of Cede & Co., as nominee of the Depositary (such nominee being referred to herein as the "Global Note Holder"). The term "Global Notes" means the Private Global Notes or the Exchange Global Notes, as the context may require.

  Exchange Notes to be held by institutional "accredited investors" who are not "qualified institutional buyers" (as such terms are defined under "Transfer Restrictions" elsewhere herein (the "Non-Global Purchasers")) or
(ii) issued as described below under "Certificated Notes" will be issued in registered, definitive, certificated form (the "Certificated Notes"). Upon the transfer to a qualified institutional buyer of Certificated Notes initially issued to a Non-Global Purchaser, such Certificated Notes may, unless the Global Note has previously been exchanged for Certificated Notes, be exchanged for an interest in the Global Note representing the principal amount of the Notes being transferred.

  The Depositary is a limited-purpose trust company that was created to hold securities for its participating organizations (collectively, the "Participants" or the "Depositary's Participants") and to facilitate the clearance and settlement of transactions in such securities between Participants through electronic book-entry changes in accounts of its Participants. The Depositary's Participants include securities brokers and dealers (including the Initial Purchasers), banks and trust companies, clearing corporations and certain other organizations. Access to the Depositary's system is also available to other entities such as banks, brokers, dealers and trust companies (collectively, the "Indirect Participants" or the "Depositary's Indirect Participants") that clear through or maintain a custodial relationship with a Participant, either directly or indirectly. Persons who are not Participants may beneficially own securities held by or on behalf of the Depositary only through the Depositary's Participants or the Depositary's Indirect Participants.

  The Company expects that pursuant to procedures established by the Depositary (i) upon deposit of the Global Note, the Depositary will credit the accounts of Participants designated by the Initial Purchasers with portions of the principal amount of the Global Note and (ii) ownership of the Notes evidenced by the Global Note will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by the Depositary (with respect to the interests of the Depositary's Participants), the Depositary's Participants and the Depositary's Indirect Participants. Prospective purchasers are advised that the laws of some states require that certain persons take physical delivery in definitive form of securities that they own. Consequently, the ability to own, transfer or pledge Notes evidenced by the Global Note will be limited to such extent. For certain other restrictions on the transferability of the Notes, see "Transfer Restrictions."

  So long as the Global Note Holder is the registered owner of any Notes, the Global Note Holder will be considered the sole Holder under the Indenture of any Notes evidenced by the Global Note. Beneficial owners of Notes evidenced by the Global Note will not be considered the owners or Holders thereof under the Indenture for any purpose, including with respect to the giving of any directions, instructions or approvals to the Trustee thereunder. Neither the Company nor the Trustee will have any responsibility or liability for any aspect of the records of the Depositary or for maintaining, supervising or reviewing any records of the Depositary relating to the Notes.

  Payments in respect of the principal of, premium, if any, interest and Additional Interest, if any, on any Notes registered in the name of the Global Note Holder on the applicable record date will be payable by the Trustee to or at the direction of the Global Note Holder in its capacity as the registered Holder under the Indenture. Under the terms of the Indenture, the Company and the Trustee may treat the persons in whose names Notes, including the Global Note, are registered as the owners thereof for the purpose of receiving such payments. Consequently, neither the Company nor the Trustee has or will have any responsibility or liability for the payment of such amounts to beneficial owners of Notes. The Company believes, however, that it is currently the policy of the Depositary to immediately credit the accounts of the relevant Participants with such payments, in amounts proportionate to their respective holdings of beneficial interests in the relevant security as shown on the records of the Depositary. Payments by the Depositary's Participants and the Depositary's Indirect Participants to the beneficial owners of Notes will be governed by standing instructions and customary practice and will be the responsibility of the Depositary's Participants or the Depositary's Indirect Participants.

 CERTIFICATED NOTES

  Transferees of Exchange Notes who are not "qualified institutional buyers" as defined in Rule 144A under the Securities Act may hold Notes only in the form of Certificated Notes. All such Certificated Notes would be subject to the legend requirements described herein under "Transfer Restrictions." In addition, if (i) the Company notifies the Trustee in writing that the Depositary is no longer willing or able to act as a depositary and the Company is unable to locate a qualified successor within 90 days or (ii) the Company, at its option, notifies the Trustee in writing that it elects to change the issuance of Notes in the form of Certificated Securities under the Indenture then, upon surrender by the Global Note Holder of its Global Note, Certificated Notes will be issued to each person that the Global Note Holder and the Depositary identify as being the beneficial owner of the related Notes.

  Neither the Company nor the Trustee will be liable for any delay by the Global Note Holder or the Depositary in identifying the beneficial owners of Notes and the Company and the Trustee may conclusively rely on, and will be protected in relying on, instructions from the Global Note Holder or the Depositary for all purposes.

 SAME-DAY SETTLEMENT AND PAYMENT

  The Indenture requires that payments in respect of the Notes represented by the Global Note (including principal, premium, if any, interest and Additional Interest, if any) be made by wire transfer of immediately available funds to the accounts specified by the Global Note Holder. With respect to Certificated Notes, the Company will make all payments of principal, premium, if any, interest and Additional Interest, if any, by wire transfer of immediately available funds to the accounts specified by the Holders thereof or, if no such account is specified, by mailing a check to each such Holder's registered address. Secondary trading in long-term notes and debentures of corporate issuers is generally settled in clearing-house or next-day funds. In contrast, the Notes represented by the Global Note are expected to be eligible to trade in the PORTAL market and to trade in the Depositary's Same-Day Funds Settlement System, and any permitted secondary market trading activity in such Notes will, therefore, be required by the Depositary to be settled in immediately available funds. The Company expects that secondary trading in the Certificated Notes will also be settled in immediately available funds.

REGISTRATION RIGHTS; ADDITIONAL INTEREST

  The Company and the Initial Purchaser entered into the Registration Rights Agreement on September 26, 1997 (the "Registration Rights Agreement"). Pursuant to the Registration Rights Agreement, the Company agreed, for the benefit of the Holders of the Notes, at the Company's expense, to (i) file within 60 days after the date of original issuance of the Notes a registration statement (the "Exchange Offer Registration Statement") with the Commission with respect to a registered offer to exchange the Private Notes for the Exchange Notes to be issued under the Indenture or a substantially similar indenture in the same aggregate principal amount as and with terms that will be identical in all respects to the Private Notes (except that the Additional Interest provisions and transfer restrictions will be modified or eliminated, as appropriate),
(ii) use its best efforts to cause the Exchange Offer Registration Statement to be declared effective under the Securities Act within 150 days after the date of original issuance of the Notes and (iii) use its best efforts to consummate the Exchange Offer within 180 days after the date of original issuance of the Notes. Promptly after the Exchange Offer Registration Statement has been declared effective, the Company will offer the Exchange Notes in exchange for surrender of the Private Notes (the "Exchange Offer"). The Company will keep the Exchange Offer open for not less than 30 days and not more than 45 days (or longer if required by applicable law) after the date notice of the Exchange Offer is mailed to the Holders of the Private Notes. For each Private Note tendered to the Company pursuant to the Exchange Offer and not validly withdrawn by the Holder thereof, the Holder of such Private Note will receive an Exchange Note having a principal amount equal to the principal amount of such surrendered Note.

  Based on existing interpretations of the Securities Act by the staff of the Commission set forth in several no-action letters to third parties, and subject to the immediately following sentence, the Company believes that the Exchange Notes issued pursuant to the Exchange Offer in exchange for the Private Notes may be offered for resale, resold and otherwise transferred by the Holders thereof (other than (i) a broker-dealer who purchased such Private Notes directly from the Company to resell pursuant to Rule 144A or any other available exemption under the Securities Act, or (ii) a person that is an affiliate of the Company within the meaning of Rule 405 under the Securities
Act), without compliance with the registration and prospectus delivery requirements of the Securities Act; provided that the holder is acquiring Exchange Notes in the ordinary course of its business and is not participating, does not intend to participate, and has no arrangement or understanding with any person to participate, in the distribution of the Exchange Notes. Holders of Private Notes wishing to accept the Exchange Offer must represent to the Company that such conditions have been met. Each broker-dealer that receives Exchange Notes for its own account in exchange for Private Notes, where such Private Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such Exchange Notes. The Commission has taken the position that Exchanging Dealers may fulfill their prospectus delivery requirements with respect to the Exchange Notes (other than a resale of an unsold allotment from the original sale of the Notes) with the prospectus contained in the Exchange Offer Registration Statement. Under the Registration Rights Agreement, the Company is required to allow Exchanging Dealers to use the prospectus contained in the Exchange Offer Registration Statement in connection with the resale of such Exchange Notes.

  In the event that any changes in law or applicable interpretations of the staff of the Commission do not permit the Company to effect the Exchange Offer, or if for any reason the Exchange Offer is not consummated within 180 days after the date of original issuance of the Private Notes or in certain other circumstances, the Company will, at its expense, (i) as promptly as practicable, and in any event on or prior to 60 days after such filing obligation arises, file with the Commission a shelf registration statement (the "Shelf Registration Statement") covering resales of the Notes, (ii) use its best efforts to cause the Shelf Registration Statement to be declared effective under the Securities Act on or prior to 45 days after such filing occurs and (iii) keep effective the Shelf Registration Statement until two years after its effective date (or such shorter period that will terminate when all the Notes covered thereby have been sold pursuant thereto or in certain other circumstances). The Company will, in the event of the filing of a Shelf Registration Statement, provide to each Holder of the Notes covered by the Shelf Registration Statement copies of the prospectus that is a part of the Shelf Registration Statement, notify each such Holder when the Shelf Registration Statement for the Notes has become effective and take certain other actions as are required to permit unrestricted resales of the Notes. A Holder of Notes that sells such Notes pursuant to the Shelf Registration Statement generally will be required to be named as a selling securityholder in the related prospectus and to deliver a prospectus to the purchaser, will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales and will be bound by the provisions of the Registration Rights Agreement that are applicable to such Holder (including certain indemnification obligations). In addition, each Holder of the Notes will be required to deliver certain information to be used in connection with the Shelf Registration Statement in order to have its Notes included in the Shelf Registration. If (a) the Company fails to file any of the Registration Statements required by the Registration Rights Agreement on or before the date specified for such filing, (b) any of such Registration Statements is not declared effective by the Commission on or prior to the date specified for such effectiveness (the "Effectiveness Target Date"), (c) the Company fails to consummate the Exchange Offer within 30 days of the Effectiveness Target Date with respect to the Exchange Offer Registration Statement or (d) the Shelf Registration Statement or the Exchange Offer Registration Statement is declared effective but thereafter ceases to be effective during the periods specified in the Registration Rights Agreement (each such event referred to in clauses (a) through (d) above, a "Registration Default"), then the Company will pay liquidated damages ("Additional Interest") to each Holder of Notes, with respect to the first 90-day period immediately following the occurrence of such Registration Default in an amount equal to 0.5% per annum of the principal amount of Notes held by such Holder. The amount of the Additional Interest for such Registration Default will increase by an additional 0.5% per annum for each subsequent 90-day period until such Registration Default has been cured, up to an aggregate maximum amount of Additional Interest of 1.0% per annum for all Registration Defaults. All accrued Additional Interest will be paid by the Company on each interest payment date with respect to the Notes. Following the cure of all Registration Defaults, the accrual of Additional Interest will cease and all accrued and unpaid Additional Interest shall be paid promptly thereafter.

  The summary herein of certain provisions of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Registration Rights Agreement, a copy of which is available as set forth under "Additional Information."

CERTAIN DEFINITIONS

  Set forth below are certain defined terms used in the Indenture. Reference is made to the Indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

  "Acquired Indebtedness" means, with respect to any specified Person, (i) any Indebtedness or Disqualified Stock of any other Person existing at the time such other Person is merged with or into or becomes a Subsidiary of such specified Person, including, without limitation, Indebtedness incurred in connection with, or in contemplation of, such other Person merging with or into or becoming a Subsidiary of such specified Person, and (ii) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person, and in either case for purposes of the Indenture shall be deemed to be incurred by such specified Person at the time such other Person is merged with or into or becomes a Subsidiary of such specified Person or at the time such asset is acquired by such specified Person, as the case may be.

  "Additional Interest" has the meaning ascribed to such term under the caption "Registration Rights; Additional Interest".

  "Affiliate" of any specified Person means (i) any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person or (ii) any other Person who is a director or executive officer of (a) such specified Person or (b) any Person described in the preceding clause (i). For purposes of this definition, "control" (including, with correlative meanings, the terms "controlling," "controlled by" and "under common control with"), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise; provided that beneficial ownership of 10% or more of any class, or any series of any class, of equity securities of a Person, whether or not voting, shall be deemed to be control.

  "Agent Bank" means SunTrust Bank, Atlanta and its successors under the Credit Agreement.

  "Asset Sale" means with respect to any Person, the sale, lease, conveyance or other disposition, that does not constitute a Restricted Payment or an Investment, by such Person of any of its assets (including, without limitation, by way of a Sale and Leaseback Transaction and including the issuance, sale or transfer of any Equity Interests in any Subsidiary of the Company) other than to the Company (including the receipt of proceeds of

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insurance paid on account of the loss of or damage to any asset and awards of compensation for any asset taken by condemnation, eminent domain or similar proceeding, and including the receipt of proceeds of business interruption insurance), in each case, in one or a series of related transactions; provided, that notwithstanding the foregoing, the term "Asset Sale" shall not include: (a) the sale, lease, conveyance, disposition or other transfer of all or substantially all of the assets of the Company, in accordance with the terms of the covenant described under the caption "Certain Covenants--Merger, Consolidation or Sale of Assets," (b) the sale or lease of equipment, inventory, accounts receivable or other assets in the ordinary course of business consistent with past practice, (c) a transfer of assets by the Company to a Wholly Owned Subsidiary of the Company or by a Wholly Owned Subsidiary of the Company to the Company or to another Wholly Owned Subsidiary of the Company, (d) an issuance of Equity Interests by a Wholly Owned Subsidiary of the Company to the Company or to another Wholly Owned Subsidiary of the Company, (e) the issuance by the Company of shares of its Capital Stock, or (f) the sale or other disposition of cash or Cash Equivalents.

  "Capital Lease Obligation" means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be required to be capitalized on a balance sheet in accordance with GAAP.

  "Capital Stock" means (i) in the case of a corporation, capital stock, (ii) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of capital stock, (iii) in the case of a partnership, partnership interests (whether general or limited) and (iv) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

  "Change of Control" means such time as either:

    (i) prior to an initial Public Equity Offering by the Company or the Parent of its common stock, the Permitted Shareholders cease to be, directly or indirectly, the beneficial owners, in the aggregate, of more than 50% of the voting power of the Voting Stock of the Company or of the Parent, in each case on a fully-diluted basis, after giving effect to the conversion and exercise of all outstanding warrants, options and other securities of the Company or the Parent, as the case may be, convertible into or exercisable for Voting Stock of the Company or the Parent, as the case may be (whether or not such securities are then currently convertible or exercisable); or

    (ii) after an initial Public Equity Offering by the Company or the Parent of its common stock, (a) any "person" or "group" (within the meaning of Section 13(d) or 14(d) of the Exchange Act) (other than one or more of the Permitted Shareholders) has become, directly or indirectly, the "beneficial owner" (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that a Person shall be deemed to have "beneficial ownership" of all shares that any such Person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), by way of merger, consolidation or otherwise, of 35% or more of the voting power of the Voting Stock of the Company or the Parent in each case on a fully-diluted basis, after giving effect to the conversion and exercise of all outstanding warrants, options and other securities of the Company or the Parent, as the case may be, convertible into or exercisable for Voting Stock of the Company or the Parent, as the case may be (whether or not such securities are then currently convertible or exercisable) and (b) such person or group is or becomes, directly or indirectly, the beneficial owner of a greater percentage of the voting power of the Voting Stock of the Company or of the Parent, as the case may be, calculated on such fully-diluted basis, than the percentage beneficially owned by the Permitted Shareholders; or

    (iii) the Company or the Parent merges with or into another Person or sells, assigns, conveys, transfers, leases or otherwise disposes of all or substantially all of its assets to any Person, or any Person merges with or into the Company or the Parent, in any such event pursuant to a transaction in which the outstanding Voting Stock of the Company or the Parent is converted into or exchanged for cash, securities or other property, other than any such transaction where (x) the outstanding Voting Stock of the Company or the Parent is converted into or exchanged for (1) Voting Stock (other than Disqualified Stock) of the surviving

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

  or transferee corporation and/or (2) cash, securities and other property in an amount which could be paid by the Company as a Restricted Payment under the Indenture and (y) immediately after such transaction no "person" or "group" (within the meaning of Section 13(d) and 14(d) of the Exchange Act) (other than one or more of the Permitted Shareholders) is the "beneficial owner" (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that a Person shall be deemed to have "beneficial ownership" of all shares that any such Person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of (1) 35% or more of the voting power of the Voting Stock of the surviving or transferee corporation on a fully diluted basis, after giving effect to the conversion and exercise of all outstanding warrants, options and other securities of such surviving or transferee corporation, convertible into or exercisable for Voting Stock of such surviving or transferee corporation (whether or not such securities are then currently convertible or exercisable) and (2) a greater percentage of the voting power of the Voting Stock of such surviving or transferee corporation calculated on such fully diluted basis, than the percentage then beneficially owned by the Permitted Shareholders; or

    (iv) during any period of two consecutive calendar years, individuals who at the beginning of such period constituted either the board of directors of the Company or of the Parent, as the case may be, together with any new members of such board of directors (a) whose election by such board of directors or whose nomination for election by the stockholders of the Company or the stockholders of the Parent, as the case may be, was approved by a vote of a majority of the members of such board of directors then still in office who either were directors at the beginning of such period or whose election or nomination for election was previously so approved or
  (b) elected by the Permitted Shareholders, cease for any reason to constitute a majority of the directors of the Company or of the Parent, as the case may be, then in office.

  "Consolidated EBITDA" means, with respect to any Person for any period, the sum of, without duplication, (i) the Consolidated Net Income of such Person and its Subsidiaries for such period, plus (ii) the Fixed Charges for such period, plus (iii) amortization of deferred financing charges for such period, plus (iv) provision for taxes based on income or profits for such period (to the extent such income or profits were included in computing Consolidated Net Income for such period), plus (v) consolidated depreciation, amortization and other noncash charges of such Person and its Subsidiaries required to be reflected as expenses on the books and records of such Person, minus (vi) cash payments with respect to any nonrecurring, noncash charges previously added back pursuant to clause (v), and excluding (vii) the impact of foreign currency translations. Notwithstanding the foregoing, the provision for taxes based on the income or profits of, and the depreciation and amortization and other noncash charges of, a Subsidiary of a Person shall be added to Consolidated Net Income to compute Consolidated EBITDA only to the extent (and in the same proportion) that the Net Income of such Subsidiary was included in calculating the Consolidated Net Income of such Person and only if a corresponding amount would be permitted at the date of determination to be dividended to such Person by such Subsidiary without any prior governmental approval (that has not been obtained), and without direct or indirect restriction pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to that Subsidiary or its stockholders.

  "Consolidated Net Income" means, with respect to any Person for any period, the aggregate of the Net Income of such Person and its Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; provided that (i) the Net Income (but not loss) of any Person that is not a Subsidiary or that is accounted for by the equity method of accounting shall be included only to the extent of the amount of dividends or distributions paid in cash to the referent Person or a Wholly Owned Subsidiary thereof, (ii) the Net Income of any Subsidiary shall be excluded to the extent that the declaration or payment of dividends or similar distributions by that Subsidiary of that Net Income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to that Subsidiary or its stockholders, (iii) the Net Income of any Person acquired in a pooling of interests transaction for any period prior to the date of such acquisition shall be excluded, and (iv) the cumulative effect of a change in accounting principles shall be excluded.


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

  "Consolidated Net Worth" means, with respect to any Person as of any date, the sum of (i) the consolidated equity of the common stockholders of such Person and its consolidated Subsidiaries as of such date plus (ii) the respective amounts reported on such Person's balance sheet as of such date with respect to any series of preferred stock (other than Disqualified Stock) that by its terms is not entitled to the payment of dividends unless such dividends may be declared and paid only out of net earnings in respect of the year of such declaration and payment, but only to the extent of any cash received by such Person upon issuance of such preferred stock, less (x) all write-ups subsequent to the date of the Indenture in the book value of any asset owned by such Person or a consolidated Subsidiary of such Person (other than purchase accounting adjustments made, in connection with any acquisition of any entity that becomes a consolidated Subsidiary of such Person after the date of the Indenture, to the book value of the assets of such entity), (y) all investments as of such date in unconsolidated Subsidiaries and in Persons that are not Subsidiaries (except, in each case, Permitted Investments), and
(z) all unamortized debt discount and expense and unamortized deferred charges as of such date, all of the foregoing determined on a consolidated basis in accordance with GAAP.

  "Consolidated Net Tangible Assets" means, with respect to any Person, the total amount of assets of such Person and its Subsidiaries (less applicable depreciation, amortization and other valuable reserves), except to the extent resulting from write-ups of capital assets (excluding write-ups in connection with accounting for acquisitions in accordance with GAAP), after deducting therefrom all goodwill, copyrights, customer lists, tradenames, trademarks, patents, unamortized debt discount and expense and other like intangibles, all as set forth on the most recently available consolidated balance sheet of the Person and its consolidated Subsidiaries, prepared in accordance with GAAP.

  "Credit Agreement" means that certain Credit Agreement, dated as of September 26, 1997 by and among the Company and SunTrust Bank, Atlanta, as agent, and the lenders parties thereto, including any related notes, guarantees, collateral documents, instruments and agreements executed in connection therewith, and in each case as amended, modified, increased, renewed, refunded, replaced, restated or refinanced in whole or in part from time to time.

  "Default" means any event that is or with the passage of time or the giving of notice or both would be an Event of Default.

  "Disqualified Stock" means (a) with respect to any Person, Capital Stock of such Person that, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable), or upon the happening of any event matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the Holder thereof, in whole or in part, on or prior to the date which is one year after the date on which the Notes mature and (b) with respect to any Subsidiary of such Person (including with respect to any Subsidiary of the Company), any Capital Stock.

  "Eligible Assets" means another business or any substantial part of another business or other long-term assets (including, without limitation, new restaurant locations), in each case, in, or used or useful in, the same or a similar line of business as the Company (exclusive of Krystal Aviation Co. and Krystal Aviation Management Co.) was engaged in on the date of the Indenture or any reasonable extensions or expansions thereof (including the Capital Stock of another Person engaged in such business, provided such other Person is, or immediately after giving effect to any such acquisition shall become, a Wholly Owned Subsidiary of the Company).

  "Equity Interests" means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock), whether outstanding prior to, on or after the date of the Indenture.

  "Exempt Affiliate Transactions" means (a) transactions between or among the Company and/or its Wholly Owned Subsidiaries, (b) advances to officers of the Company or any Subsidiary of the Company in the ordinary course of business to provide for the payment of reasonable expenses incurred by such persons in the performance of their responsibilities to the Company or such Subsidiary or in connection with any relocation, (c)

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

fees and compensation paid to and indemnity provided on behalf of directors, officers or employees of the Company or any Subsidiary of the Company in the ordinary course of business, (d) any employment agreement that is in effect on the date of the Indenture and any such agreement entered into by the Company or a Subsidiary of the Company after the date of the Indenture in the ordinary course of business of the Company or such Subsidiary and (e) any Restricted Payment that is not prohibited by the covenant set forth under the caption "Certain Covenants--Restricted Payments".

  "Fixed Charge Coverage Ratio" means with respect to any Person for any period, the ratio of the Consolidated EBITDA of such Person and its Subsidiaries for such period to the Fixed Charges of such Person and its Subsidiaries for such period. In the event that the Company or any of its Subsidiaries incurs, assumes, guarantees or repays or redeems any Indebtedness (other than revolving credit borrowings) or issues or redeems preferred stock subsequent to the commencement of the four-quarter reference period for which the Fixed Charge Coverage Ratio is being calculated but on or prior to the date on which the event for which the calculation of the Fixed Charge Coverage Ratio is made (the "Calculation Date"), then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect to such incurrence, assumption, guarantee, repayment or redemption of Indebtedness, or such issuance or redemption of preferred stock, as if the same had occurred at the beginning of the applicable four-quarter reference period. For purposes of making the computation referred to above, (i) acquisitions that have been made by the Company or any of its Subsidiaries, including through mergers or consolidations and including any related financing transactions, during the four-quarter reference period or subsequent to such reference period and on or prior to the Calculation Date shall be deemed to have occurred on the first day of the four-quarter reference period and Consolidated EBITDA for such reference period shall be calculated without giving effect to clause (iii) of the proviso set forth in the definition of Consolidated Net Income, (ii) the Consolidated EBITDA attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date, shall be excluded and (iii) the Fixed Charges attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date, shall be excluded, but only to the extent that the obligations giving rise to such Fixed Charges will not be obligations of the referent Person or any of its Subsidiaries following the Calculation Date.

  "Fixed Charges" means, with respect to any Person for any period, the sum, without duplication, of (i) the consolidated interest expense of such Person and its Subsidiaries for such period (net of any interest income) including, without limitation, amortization of original issue discount, noncash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers' acceptance financings, and net payments (if any) pursuant to Hedging Obligations, but excluding amortization of deferred financing charges for such period and (ii) the consolidated interest expense of such Person and its Subsidiaries that was capitalized during such period, and (iii) any interest expense on Indebtedness of another Person that is guaranteed by such Person or one of its Subsidiaries or secured by a Lien on assets of such Person or one of its Subsidiaries (whether or not such guarantee or Lien is called upon) and (iv) the product of (a) all cash dividend payments (and noncash dividend payments in the case of a Person that is a Subsidiary) on any series of preferred stock of such Person payable to a party other than the Company or a Wholly Owned Subsidiary, multiplied by (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate for taxes based on the income or profits of such Person, expressed as a decimal, on a consolidated basis and in accordance with GAAP.

  "GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession of the United States, that are applicable to the circumstances as of the date of determination; provided that, except as specifically provided in the Indenture, all calculations made for purposes of determining compliance with the covenants set forth in Article IV and Section 5.01 of the Indenture (which include the covenants described above under "--Certain

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

Covenants") shall use GAAP as in effect on the date of the Indenture for financial statements for fiscal years ending on or after December 29, 1996.

  "guarantee" means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner (including, without limitation, letters of credit and reimbursement agreements in respect thereof), of all or any part of any Indebtedness.

  "Guarantor" means Krystal Aviation Co., Krystal Aviation Management Co. and each Subsidiary of the Company formed or acquired (and each other Person that becomes a Subsidiary of the Company) after the date of the Indenture; provided that any Person constituting a Guarantor as described above shall cease to constitute a Guarantor when its guarantee is released in accordance with the terms of the Indenture.

  "Hedging Obligations" means, with respect to any Person, the obligations of such Person entered into in the ordinary course of business under interest rate swap agreements, interest rate cap agreements and interest rate collar agreements and other similar financial agreements or arrangements designed to protect such Person against, or manage the exposure of such Person to, fluctuations in interest rates.

  "Holder" or "Holders" means any holder from time to time of the Notes.

  "Indebtedness" means, with respect to any Person, any indebtedness of such Person, whether or not contingent, in respect of borrowed money or evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof) or banker's acceptances or representing Capital Lease Obligations, or the balance deferred and unpaid of the purchase price of any property or representing any Hedging Obligations, except any such balance that constitutes an accrued expense or trade payable incurred in the ordinary course of business, if and to the extent any of the foregoing indebtedness (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet of such Person prepared in accordance with GAAP, as well as all indebtedness of others secured by a Lien on any asset of such Person (whether or not such indebtedness is assumed by such Person) and, to the extent not otherwise included, indebtedness of others that is guaranteed by such Person that is recourse to such Person or that is otherwise its legal liability.

  "Investments" means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the form of direct or indirect loans (including guarantees of Indebtedness or other obligations), advances or other extensions of credit or capital contributions to other Persons (by means of any transfer of cash or other property but excluding advances to officers of the type specified in clause (b) of the definition of Exempt Affiliate Transactions), or any purchases, acquisitions for consideration of Indebtedness, Equity Interests or other securities or ownership by such Person of any Capital Stock, bonds, notes, debentures or other securities (including, without limitation, any interests in a partnership or joint venture) issued or owned by any other Person, and all other items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP; provided that an acquisition by the Company for consideration consisting of common equity securities of the Company shall not be deemed to be an Investment.

  "Lien" means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law (including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction).

  "Net Income" means, with respect to any Person for any period, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of preferred stock dividends, excluding, however, (i) any gain (but not loss), together with any related provision for taxes on such gain (but not loss), realized in connection with (a) any Asset Sale (including, without limitation, dispositions pursuant to Sale and Leaseback Transactions) or (b) the disposition of any securities by such Person or any of its Subsidiaries or the extinguishment of any Indebtedness of such Person or any of its Subsidiaries and (ii) any extraordinary or nonrecurring gain (but not loss), together with any related provision for taxes on such extraordinary or nonrecurring gain (but not loss).

  "Net Proceeds" means the aggregate cash proceeds received by the Company or any of its Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any noncash consideration received in any Asset Sale), net of the direct costs relating to such Asset Sale (including, without limitation, legal, accounting and investment banking fees, and sales commissions), taxes paid or payable as a result thereof, and any reserve for adjustment in respect of the sale price of such asset or assets established in accordance with GAAP.

  "Obligations" means any principal, interest, penalties, premiums, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

  "Parent" means Port Royal Holdings, Inc., a Georgia corporation and 100% owner of the Company.

  "Permitted Indebtedness" means (i) the incurrence by the Company of Indebtedness under the Credit Agreement and the incurrence by Subsidiaries of the Company of guarantees thereof in an aggregate principal amount at any time outstanding (with letters of credit being deemed to have a principal amount equal to the maximum potential liability of the Company and its Subsidiaries thereunder) not to exceed $25.0 million, less the aggregate amount of all Net Proceeds of Asset Sales applied to permanently reduce the outstanding amount or the commitments with respect to such Indebtedness pursuant to the covenant described under the caption "--Asset Sales;" (ii) the incurrence by the Company and any Guarantors of Indebtedness represented by the Notes and the Note Guarantees; (iii) the incurrence by the Company or any of its Subsidiaries of Indebtedness represented by Capital Lease Obligations (whether or not incurred pursuant to Sale and Leaseback Transactions), mortgage financings or Purchase Money Obligations, in each case incurred for the purpose of financing all or any part of the purchase price or cost of construction or improvement of property used in the business of the Company or such Subsidiary (provided that such Indebtedness is incurred within 180 days of the date such property is purchased or the date on which such construction of or improvement to such property is commenced) or any Permitted Refinancing Indebtedness thereof (provided that the requirements of clause (ii) of the definition of Permitted Refinancing Indebtedness need not be met for the purposes of this clause (iii)) in an aggregate principal amount at any time outstanding not to exceed the greater of (x) $15.0 million or (y) 10.0% of Consolidated Net Tangible Assets; (iv) the incurrence by the Company of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund, any Indebtedness permitted under the Fixed Charge Coverage Ratio Test described in the covenant under the caption "--Incurrence of Indebtedness and Issuance of Preferred Stock"; (v) the incurrence by the Company or any of its Wholly Owned Subsidiaries of intercompany Indebtedness between or among the Company and any of its Wholly Owned Subsidiaries or between or among any Wholly Owned Subsidiaries; provided, however, that (a) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than the Company or a Wholly Owned Subsidiary of the Company and
(b) any sale or other transfer of any such Indebtedness to a Person that is not either the Company or a Wholly Owned Subsidiary of the Company shall be deemed, in each case, to constitute an incurrence of such Indebtedness by the Company or such Subsidiary, as the case may be; (vi) the incurrence by the Company of Hedging Obligations; and (vii) the incurrence by the Company of Indebtedness (in addition to Indebtedness permitted by any other clause of this paragraph) in an aggregate principal amount at any time outstanding not to exceed $10.0 million plus the aggregate amount of all Net Proceeds of Asset Sales applied to permanently reduce the outstanding amount or commitments with respect to Indebtedness under the Credit Agreement pursuant to the covenant described under the caption "--Asset Sales."

  "Permitted Investments" means (a) any Investments in the Company; (b) any Investments in Cash Equivalents; (c) Investments made as a result of the receipt of noncash consideration from an Asset Sale that was made pursuant to and in compliance with the covenant described above under the caption "Repurchase at the Option of Holders--Asset Sales;" (d) Investments in property or assets to be used in any line of business in which the Company or any of its Subsidiaries was engaged on the date of the Indenture or any reasonable extensions or expansions thereof; and (e) Investments in Wholly Owned Subsidiaries of the Company and any entity that (i) is engaged in the same or a similar line of business as the Company or any of its Subsidiaries was engaged in on the date of the Indenture or any reasonable extensions or expansions thereof and (ii) as a result of such Investment, becomes a Wholly Owned Subsidiary of the Company.

  "Permitted Liens" means with respect to any Person, (a) pledges or deposits by such person under workmen's compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which such Person is a party, or deposits to secure public or statutory obligations of such Person or deposits of cash or United States government bonds to secure surety or appeal bonds to which such Person is a party, or deposits as security for contested taxes or for the payment of rent, in each case incurred in the ordinary course of business; (b) Liens imposed by law, such as carriers', warehousemen's and mechanic's Liens, in each case for sums not yet due or being contested in good faith by appropriate proceedings; or other Liens arising out of judgments or awards against such Person with respect to which such Person shall be proceeding with an appeal or other proceedings for review; (c) Liens for property taxes not yet subject to penalties for non-payment or which are being contested in good faith and by appropriate proceedings; (d) Liens in favor of issuers of surety bonds or letters of credit issued pursuant to the request of and for the account of such Person in the ordinary course of its business; provided, however, that such letters of credit do not constitute Indebtedness; (e) survey exceptions, minor encumbrances, easements or reservations of, or rights of others for, licenses, rights of way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real properties or liens incidental to the conduct of the business of such Person or the ownership of its properties which were not incurred in connection with Indebtedness and which do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person; (f) Liens securing Indebtedness (including Indebtedness described in clause (iii) of the definition of Permitted Indebtedness) incurred to finance the construction, purchase or lease of, or repairs, improvements or additions to, property; provided, however, that the Lien may not extend to any other property owned by the Company or any Subsidiary at the time the Lien is incurred, and the Indebtedness secured by the Lien may not be issued more than 180 days after the later of the acquisition or construction of the property subject to the Lien; (g) Liens to secure Indebtedness described in clause (i) of the definition of Permitted Indebtedness; (h) Liens existing on the date of the Indenture; (i) Liens on property or shares of stock of a Person at the time such Person becomes a Subsidiary; provided, however, that any such Lien may not extend to any other property owned by the Company or any Subsidiary; (j) Liens on property at the time the Company or a Subsidiary acquires the property including any acquisition by means of a merger or consolidation with or into the Company or a Subsidiary; provided, however, that the Liens may not extend to any other property owned by the Company or any Subsidiary; (k) Liens securing Indebtedness or other obligations of a Subsidiary owing to the Company or a Wholly Owned Subsidiary; (l) Liens securing Hedging Obligations so long as the related Indebtedness is, and is permitted to be under this Indenture, secured by a Lien on the same property securing such Hedging Obligations; and (m) Liens to secure any refinancing, refunding, extension, renewal or replacement (or successive refinancings, refundings, extensions, renewals or replacements) as a whole, or in part, of any Indebtedness secured by any Lien referred to in the foregoing clauses (f), (h), (i) and (j); provided, however, that (x) such new Lien shall be limited to all or part of the same property that secured the original Lien (plus improvements on such property) and (y) the Indebtedness secured by such Lien at such time is not increased to any amount greater than the sum of (A) the outstanding principal amount or, if greater, committed amount of the Indebtedness described under clauses (f), (h), (i) or (j) at the time the original Lien became a Permitted Lien under the Indenture and (B) an amount necessary to pay any fees and expenses, including premiums, related to such refinancing, refunding, extension, renewal or replacement. Clause (m) shall not be deemed to limit the provisions of clauses (a) through (e), (g) or (k).

  "Permitted Refinancing Indebtedness" means any Indebtedness of the Company or any of its Subsidiaries issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund other Indebtedness of the Company or any of its Subsidiaries; provided that: (i) the principal amount of such Permitted Refinancing Indebtedness does not exceed the principal amount of the Indebtedness so extended, refinanced, renewed, replaced, defeased or refunded (plus the amount of reasonable expenses incurred in connection therewith); (ii) such Permitted Refinancing Indebtedness has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; (iii) if the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is subordinated in right of payment to the Notes, such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and is subordinated in right of payment to, the Notes on terms at least as favorable to the Holders of Notes as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; and (iv) such Indebtedness is incurred either by the Company or by the Subsidiary of the Company that is the obligor on the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded.

  "Permitted Shareholders" means (i) those Persons who "beneficially own" (as such term is defined in Rules 13d-3 and 13d-5 under the Exchange Act) voting stock of the Parent as of the Issue Date; (ii) the spouses parents, siblings, descendants (including children or grandchildren) of such Persons; (iii) in the event of the incompetence or death of any of the Persons described in clause (i) or (ii), such Person's estate, executor, administrator, committee or other personal representative in each case who at any particular date shall beneficially own or have the right to acquire, directly or indirectly, voting stock of the Parent; (iv) any trusts created for the sole benefit of the Persons described in clause (i),(ii) or (iii) or any trust for the benefit of such trust or (v) any Person of which any of the Persons described in clause
(i), (ii) or (iii) (x) "beneficially owns" (as such term is defined in Rules 13d-3 and 13d-5 under the Exchange Act) on a fully-diluted basis all of the voting stock of such Person or (y) is the sole trustee or general partner, or otherwise has the sole power to manage the business and affairs, of such Person.

  "Person" means any individual, corporation, limited or general partnership, joint venture, association, joint stock company, trust, limited liability company, unincorporated organization or government or any agency or political subdivision thereof.

  "Public Equity Offering" means an underwritten primary public offering of the common stock of the Company or of the common stock of the Parent pursuant to an effective registration statement filed with the Commission in accordance with the Securities Act (whether alone or in conjunction with a secondary public offering).

  "Purchase Money Obligations" of any Person means any obligations of such Person to any seller or any other Person incurred or assumed to finance the construction and/or acquisition of real or personal property to be used in the business of such Person or any of its Subsidiaries in an amount that is not more than 100% of the cost of such property, and incurred within 180 days after the date of such construction or acquisition (excluding accounts payable to trade creditors incurred in the ordinary course of business).

  "Sale and Leaseback Transaction" means any direct or indirect arrangement with any Person or to which any such Person is a party, providing for the leasing to the Company or a Subsidiary of any property, whether owned by the Company or any Subsidiary as of the date of the Indenture or later acquired, which has been or is to be sold or transferred by the Company or such Subsidiary to such Person or to any other Person from whom funds have been or are to be advanced by such Person on the security of such property.

  "Senior Bank Debt" means the Obligations outstanding under the Credit
Agreement.

  "Senior Indebtedness" means, with respect to the Company, (i) the Notes,
(ii) the Senior Bank Debt and (iii) any other Indebtedness permitted to be incurred by the Company under the terms of the Indenture, unless the instrument under which such Indebtedness is incurred expressly provides that it is subordinated in right of payment to any Indebtedness for money borrowed. Notwithstanding anything to the contrary in the foregoing, Senior Indebtedness will not include (w) any liability for federal, state, local or other taxes owed or owing by the Company, (x) any Indebtedness of the Company to any of its Subsidiaries or other Affiliates, (y) any trade payables or (z) any Indebtedness to the extent that it is incurred in violation of the Indenture (other than Senior

Bank Debt incurred in accordance with the terms of the Credit Agreement as in effect on the date of the initial issuance of the Notes). "Senior
Indebtedness" means, with respect to any Guarantor, any guarantee by such Guarantor of Senior Indebtedness of the Company.

  "Subsidiary" means, with respect to any Person, (i) any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of such Person (or a combination thereof) and (ii) any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are such Person or of one or more Subsidiaries of such Person (or any combination thereof).

  "U.S. Government Obligations" means (i) securities that are (a) direct obligations of the United States of America for the payment of which the full faith and credit of the United States of America is pledged or (b) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America the payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America, which, in either case, are not callable or redeemable at the option of the issuer thereof; and (ii) depositary receipts issued by a bank (as defined in Section 3(a)(2) of the Securities Act) as custodian with respect to any U.S. Government Obligation which is specified in clause (i) above and held by such bank for the account of the holder of such depositary receipt, or with respect to any specific payment of principal or interest on any U.S. Government Obligation which is so specified and held, provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the U.S. Government Obligation or the specific payment of principal or interest of the U.S. Government Obligation evidenced by such depositary receipt.

  "Voting Stock" of a corporation means all classes of capital stock of such corporation then outstanding and normally entitled to vote in the election of directors.

  "Weighted Average Life to Maturity" means, when applied to any Indebtedness at any date, the number of years obtained by dividing (i) the sum of the product obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payments at final maturity, in respect thereof, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment, by (ii) the then outstanding principal amount of such Indebtedness.

  "Wholly Owned Subsidiary" of any Person means a Subsidiary of such Person all of the outstanding Capital Stock or other ownership interests of which (other than directors' qualifying shares) shall at the time be owned by such Person or by one or more Wholly Owned Subsidiaries of such Person.

                CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

  The following discussion summarizes the material U.S. federal income tax consequences of the exchange of the Private Notes for the Exchange Notes pursuant to the Exchange Offer. This discussion is based on provisions of the Internal Revenue Code of 1986, as amended (the "Code"), its legislative history, judicial authority, current administrative rulings and practice, and existing and proposed Treasury Regulations, all as in effect and existing on the date hereof. Legislative, judicial or administrative changes or interpretations after the date hereof could alter or modify the validity of this discussion and the conclusions set forth below. Any such changes or interpretations may be retroactive and could adversely affect a Holder of the Private Notes or Exchange Notes.

  This discussion does not purport to deal with all aspects of U.S. federal income taxation that might be relevant to particular Holders in light of their personal investment or tax circumstances or status, nor does it discuss the U.S. federal income tax consequences to certain types of Holders subject to special treatment under the U.S. federal income tax laws, such as certain financial institutions, insurance companies, dealers in securities or foreign currency, tax-exempt organizations, foreign corporations or non-resident alien individuals, or persons holding Private Notes or Exchange Notes that are a hedge against, or that are hedged against, currency risk or that are part of a straddle or conversion transaction, or persons whose functional currency is not the U.S. dollar. Moreover, the effect of any state, local or foreign tax laws is not discussed.

  EACH HOLDER OF A PRIVATE NOTE THAT IS PARTICIPATING IN THE EXCHANGE OFFER IS STRONGLY URGED TO CONSULT WITH ITS OWN TAX ADVISORS TO DETERMINE THE IMPACT OF SUCH HOLDER'S PARTICULAR TAX SITUATION ON THE ANTICIPATED TAX CONSEQUENCES, INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL OR FOREIGN TAX LAWS OF THE EXCHANGE OF THE PRIVATE NOTES FOR THE EXCHANGE NOTES PURSUANT TO THE EXCHANGE OFFER.

  The exchange of the Private Notes by any Holder for the Exchange Notes pursuant to the Exchange Offer should not be treated as an "exchange" for federal income tax purposes because the Exchange Notes should not be considered to differ materially in kind or extent from the Private Notes. Rather, Exchange Notes received by any Holder should be treated as a continuation of the Private Notes in the hands of such Holder for tax purposes. As a result, there should be no adverse federal income tax consequences to Holders exchanging the Private Notes for Exchange Notes pursuant to the Exchange Offer, and the federal income tax consequences of holding and disposing of the Exchange Notes should be the same as the federal income tax consequences of holding and disposing of the Private Notes. Accordingly, a Holder's adjusted tax basis in the Exchange Notes will be the same as its adjusted tax basis in the Private Notes exchanged therefor and its holding period for the Private Notes will be included in its holding period for the Exchange Notes. Thus, the determination of gain on a subsequent sale or other disposition of the Exchange Notes will be the same as for the Private Notes.

                             PLAN OF DISTRIBUTION

  This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of any Exchange Notes received in exchange for Private Notes acquired by such broker-dealer as a result of market-making or other trading activities. Each broker-dealer that receives Exchange Notes for its own account in exchange for such Private Notes pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. The Company agreed that for a period of up to one year after the closing of the Exchange Offer, it will make this Prospectus, as amended or supplemented, available to any such broker-dealer that requests copies of this Prospectus in the Letter Transmittal for use in connection with any such resale. In addition, until
            , 199 , all dealers effecting transactions in the Exchange Notes may be required to deliver a prospectus.

  The Company will not receive any proceeds from any sale of Exchange Notes by broker-dealers or any other persons. Exchange Notes received by broker-dealers for their own account pursuant to the Exchange Offer may be sold from time to time in one or more transactions in the over-the-counter market, negotiated transactions or through the writing of options on the Exchange Notes or a combination of such methods of resale, at market prices prevailing at the time of resale or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or purchasers of any such Exchange Notes. Any broker-dealer that resells Exchange Notes that were received by it for its own account pursuant to the Exchange Offer in exchange for Private Notes acquired by such broker-dealer as a result of market-making or other trading activities and any broker-dealer participates in a distribution of such Exchange Notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit on such resale of Exchange Notes and any commissions or concessions received by such persons may be deemed to be underwriting compensation under the Securities Act. The Letter of Transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit it is an "underwriter" within the meaning of the Securities Act.

  The Company has agreed to pay all expenses incident to the Company's performance of, or compliance with, the Registration Rights Agreement and will indemnify the holders of Private Notes (including any broker-dealers), certain parties related to such holders, against certain liabilities, including liabilities under the Securities Act.

                                 LEGAL MATTERS

  The validity of the Exchange Notes will be passed upon for the Company by Miller & Martin, Chattanooga, Tennessee. A. Alexander Taylor, II, an officer of the Company, is a partner in the law firm of Miller & Martin.

                                    EXPERTS

  The financial statements included in this registration statement to the extent and for the periods indicated in their report have been audited by Arthur Andersen LLP, independent public accountants, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said report.

                       THE KRYSTAL COMPANY AND SUBSIDIARY

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

  As of December 31, 1995, December 29, 1996, and September 28, 1997 (unaudited), and for the fiscal years ended January 1, 1995, December 31, 1995, and December 29, 1996, and for the nine months ended September 29, 1996 (unaudited), and September 28, 1997 (unaudited):

Report of Independent Public Accountants.................................... F-2
Consolidated Balance Sheets................................................. F-3
Consolidated Statements of Operations....................................... F-4
Consolidated Statements of Shareholders' Equity............................. F-5
Consolidated Statements of Cash Flows....................................... F-6
Notes to Consolidated Financial Statements.................................. F-7

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of
The Krystal Company:

  We have audited the accompanying consolidated balance sheets of The Krystal Company (a Tennessee corporation) and subsidiary as of December 31, 1995 and December 29, 1996, and the related consolidated statements of operations, shareholders' equity and cash flows for the years ended January 1, 1995, December 31, 1995 and December 29, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Krystal Company and subsidiary as of December 31, 1995 and December 29, 1996, and the results of their operations and their cash flows for the years ended January 1, 1995, December 31, 1995 and December 29, 1996, in conformity with generally accepted accounting principles.

                                          Arthur Andersen LLP

Chattanooga, Tennessee
February 13, 1997 (except
with respect to the matter
discussed in Note 3 as to
which the date is March 3, 1997)

                       THE KRYSTAL COMPANY AND SUBSIDIARY

                          CONSOLIDATED BALANCE SHEETS
                           (IN THOUSANDS OF DOLLARS)

                                         DECEMBER 31, DECEMBER 29, SEPTEMBER 28,
                                             1995         1996         1997
                ASSETS                   ------------ ------------ -------------
                                                                    (UNAUDITED)
CURRENT ASSETS:
 Cash and temporary investments........    $ 13,713     $ 28,765     $  5,926
 Receivables, net......................       1,752        2,566        4,012
 Income tax receivable.................         609            0        4,524
 Net investment in direct financing
  leases-current portion...............         856          562          305
 Inventories...........................       2,322        2,156        1,890
 Deferred tax asset....................       5,553        8,327        2,844
 Prepayments and other.................         830        1,980        1,075
                                           --------     --------     --------
   Total current assets................      25,635       44,356       20,576
                                           --------     --------     --------
NET INVESTMENT IN DIRECT FINANCING
 LEASES, EXCLUDING CURRENT PORTION.....         867          305          100
                                           --------     --------     --------
PROPERTY, BUILDINGS, AND EQUIPMENT, NET
 OF ACCUMULATED DEPRECIATION OF $74,370
 AT DECEMBER 31, 1995 AND $82,370 AT
 DECEMBER 29, 1996.....................      98,546       91,173       88,525
                                           --------     --------     --------
LEASED PROPERTIES, NET OF ACCUMULATED
 AMORTIZATION OF $2,952 AT DECEMBER 31,
 1995 AND $3,162 AT DECEMBER 29, 1996..       1,863        1,653        1,509
                                           --------     --------     --------
OTHER ASSETS:
 Cash surrender value of life
  insurance............................       5,117        5,638        6,121
 Other.................................         667          745        2,299
                                           --------     --------     --------
   Total other assets..................       5,784        6,383        8,420
                                           --------     --------     --------
                                           $132,695     $143,870     $119,130
                                           ========     ========     ========
 LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
 Accounts payable......................    $  1,681     $  4,535     $  4,756
 Accrued liabilities...................       9,427       17,986       18,257
 Current portion of long-term debt.....         432          967        2,053
 Current portion of capital lease
  obligations..........................         653          454          270
 Income taxes payable..................           0          822          --
                                           --------     --------     --------
   Total current liabilities...........      12,193       24,764       25,336
                                           --------     --------     --------
LIABILITIES SUBJECT TO COMPROMISE
 (NOTES 3 AND 7).......................      56,909       58,317            0
                                           --------     --------     --------
LONG-TERM DEBT, EXCLUDING CURRENT
 PORTION...............................       3,621        3,090       34,573
                                           --------     --------     --------
CAPITAL LEASE OBLIGATIONS, EXCLUDING
 CURRENT PORTION.......................       2,754        2,278        2,077
                                           --------     --------     --------
DEFERRED INCOME TAXES..................       2,719        2,286        1,838
                                           --------     --------     --------
OTHER LONG-TERM LIABILITIES............       7,852        8,447        9,027
                                           --------     --------     --------
COMMITMENTS AND CONTINGENCIES (NOTES 10
 AND 11)
SHAREHOLDERS' EQUITY:
 Preferred stock, without par value;
  5,000,000 shares authorized; no
  shares issued and outstanding........           0            0            0
 Common stock, without par value;
  15,000,000 shares authorized; issued
  and outstanding, 7,526,808 shares at
  December 31, 1995 and 7,491,768
  shares at December 29,1996...........      40,830       40,556       40,363
 Retained earnings.....................       8,195        5,873        7,318
 Deferred compensation.................      (2,378)      (1,741)      (1,402)
                                           --------     --------     --------
   Total shareholders' equity..........      46,647       44,688       46,278
                                           --------     --------     --------
                                           $132,695     $143,870     $119,130
                                           ========     ========     ========

      The accompanying notes are an integral part of these balance sheets.

                       THE KRYSTAL COMPANY AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                   FISCAL YEAR ENDED                NINE MONTHS ENDED
                          ------------------------------------ ---------------------------
                          JANUARY 1, DECEMBER 31, DECEMBER 29, SEPTEMBER 29, SEPTEMBER 28,
                             1995        1995         1996         1996          1997
                          ---------- ------------ ------------ ------------- -------------
                                                                       (UNAUDITED)
REVENUES:
 Restaurant sales.......   $239,104    $239,376     $236,470     $175,401      $178,815
 Franchise fees.........        796         618          349          171           219
 Royalties..............      1,880       2,420        2,778        2,021         2,232
 Other revenues.........      6,542       5,614        4,671        3,409         3,469
                           --------    --------     --------     --------      --------
                            248,322     248,028      244,268      181,002       184,735
                           --------    --------     --------     --------      --------
COST AND EXPENSES:
 Cost of restaurant
  sales.................    192,256     197,031      195,733      145,847       148,393
 Depreciation and
  amortization expense..     11,213      12,311       11,378        8,447         8,216
 General and
  administrative
  expenses..............     25,775      25,770       25,422       19,567        19,656
 Other expenses, net....      4,946       4,417        3,809        2,742         2,444
 Provisions for loss on
  restaurant closing and
  other property write-
  downs (note 4)........          0       3,911            0          --            --
 Special charge (Note
  11)...................      2,000      10,000        4,000          --            --
                           --------    --------     --------     --------      --------
                            236,190     253,440      240,342      176,603       178,709
                           --------    --------     --------     --------      --------
OPERATING INCOME (LOSS).     12,132      (5,412)       3,926        4,399         6,026
REORGANIZATION ITEM
 (NOTE 3)...............          0        (184)      (3,846)      (2,288)       (1,218)
INTEREST EXPENSE:
 Contractual rate
  interest..............     (3,801)     (4,134)      (4,005)      (3,002)       (2,828)
 Interest related to
  certain pre-petition
  liabilities...........          0           0         (791)        (459)           96
INTEREST INCOME.........        820         718          814          820           517
                           --------    --------     --------     --------      --------
INCOME (LOSS) BEFORE
 PROVISION FOR (BENEFIT
 FROM) INCOME TAXES.....   $  9,151      (9,012)      (3,902)        (530)        2,593
PROVISION FOR (BENEFIT
 FROM) INCOME TAXES.....      2,962      (3,688)      (1,480)        (199)          928
                           --------    --------     --------     --------      --------
INCOME (LOSS) BEFORE
 EXTRAORDINARY ITEM.....   $  6,189    $ (5,324)    $ (2,422)    $   (331)     $  1,665
EXTRAORDINARY ITEM......          0           0            0          --           (220)
                           --------    --------     --------     --------      --------
NET INCOME (LOSS).......   $  6,189    $ (5,324)    $ (2,422)    $   (331)     $  1,445
EARNINGS (LOSS) PER
 COMMON SHARE:
 Earnings (loss) per
  common share..........   $   0.82    $  (0.71)    $  (0.32)    $  (0.04)     $   0.19
                           ========    ========     ========     ========      ========
WEIGHTED AVERAGE NUMBER
 OF COMMON SHARES
 OUTSTANDING............      7,512       7,517        7,500        7,502         7,480
                           ========    ========     ========     ========      ========

        The accompanying notes are an integral part of these statements.

                       THE KRYSTAL COMPANY AND SUBSIDIARY

                 CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

                                                 COMMON   RETAINED    DEFERRED
                                                  STOCK   EARNINGS  COMPENSATION
                                                 -------  --------  ------------
BALANCE, JANUARY 2, 1994........................ $40,911  $ 6,976     $(3,159)
  Issuance of 1,440 common shares under re-
   stricted stock plans.........................      20        0         (20)
  Forfeiture of 8,000 restricted shares.........     (22)       0          22
  Net income....................................       0    6,189           0
  Amortization of deferred compensation.........       0        0         446
  Tax benefit of restricted stock vested........       0      273           0
                                                 -------  -------     -------
BALANCE, JANUARY 1, 1995........................  40,909   13,438      (2,711)
  Issuance of 73,440 common shares under re-
   stricted stock plans.........................     567        0        (567)
  Forfeiture of 56,480 restricted shares........    (646)       0         646
  Net loss......................................       0   (5,324)          0
  Amortization of deferred compensation.........       0        0         254
  Tax benefit of restricted stock vested........       0       81           0
                                                 -------  -------     -------
BALANCE, DECEMBER 31, 1995......................  40,830    8,195      (2,378)
  Issuance of 960 common shares under restricted
   stock plan...................................       4        0          (4)
  Forfeiture of 36,000 restricted shares........    (278)       0         278
  Net loss......................................       0   (2,422)          0
  Amortization of deferred compensation.........       0        0         363
  Tax benefit of restricted stock vested........       0      100           0
                                                 -------  -------     -------
BALANCE, DECEMBER 29, 1996...................... $40,556  $ 5,873     $(1,741)
  Net income....................................       0    1,445           0
  Issuance of 720 common shares to management
   and non-employee director under restricted
   stock plan ..................................       4        0          (4)
  Forfeiture of 16,400 restricted shares........    (158)       0         158
  Amortization of deferred compensation.........       0        0          98
                                                 -------  -------     -------
BALANCE, SEPTEMBER 28, 1997 (UNAUDITED)......... $40,363  $ 7,318     $(1,402)
                                                 =======  =======     =======


        The accompanying notes are an integral part of these statements.

                       THE KRYSTAL COMPANY AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                   FISCAL YEAR ENDED                NINE MONTHS ENDED
                          ------------------------------------ ---------------------------
                          JANUARY 1, DECEMBER 31, DECEMBER 29, SEPTEMBER 29, SEPTEMBER 28,
                             1995        1995         1996         1996          1997
                          ---------- ------------ ------------ ------------- -------------
                                                                       (UNAUDITED)
CASH FLOWS FROM
 OPERATING ACTIVITIES:
 Net income (loss)......   $  6,189    $ (5,324)    $(2,422)      $  (331)     $  1,445
 Adjustments to
  reconcile net income
  (loss) to net cash
  provided by operating
  activities............
   Depreciation and
    amortization........     11,213      12,221      11,378         8,447         8,216
   Deferred income
    taxes...............     (1,568)     (5,011)     (3,207)          --           (448)
   Decrease in deferred
    tax asset...........       (448)                                  --          5,483
   Provision for loss on
    restaurant closings
    and other property
    write-downs.........          0       3,911           0           --            354
   (Increase) decrease
    in receivables, net.       (270)        406        (814)          (31)       (1,446)
   (Increase) decrease
    in income tax
    receivable..........          0        (609)        609          (594)       (4,524)
   (Increase) decrease
    in inventories......         47        (185)        166           294           266
   (Increase) decrease
    in prepayments and
    other...............        222         (49)     (1,150)         (252)          905
   Increase (decrease)
    in accounts payable.        692      (5,423)      2,854         2,104           221
   Increase (decrease)
    in income taxes
    payable.............       (643)       (318)        822           --           (822)
   Increase (decrease)
    in accrued
    liabilities.........      2,670      (3,376)      8,559         6,235          2271
   Other, net...........      1,068         523         (64)         (131)       (2,136)
   Increase in
    liabilities from
    reorganization
    activities..........          0      20,909       1,408        (3,034)      (22,317)
                           --------    --------     -------       -------      --------
    Net cash provided by
     (used in) operating
     activities.........     19,620      17,675      18,139        12,707       (14,532)
                           --------    --------     -------       -------      --------
CASH FLOWS FROM
 INVESTING ACTIVITIES:
 Additions to property,
  buildings, and
  equipment.............    (26,653)    (16,307)     (6,457)       (4,149)       (5,507)
 Proceeds from sale of
  property, buildings,
  and equipment.........        793         908       3,282         2,083           554
 Payments received on
  net investment in
  direct financing
  leases................        673         766         856           643           462
                           --------    --------     -------       -------      --------
    Net cash used in
     investing
     activities.........    (25,187)    (14,633)     (2,319)       (1,423)       (4,491)
                           --------    --------     -------       -------      --------
CASH FLOWS FROM
 FINANCING ACTIVITIES:
 Decrease in debt from
  reorganization
  activities............          0           0           0           --        (36,000)
 Proceeds from issuance
  of long-term debt.....     20,218           0           0           --         36,320
 Repayments of long-
  term debt.............     (4,657)     (3,472)        (53)          (41)       (3,751)
 Principal payments of
  capital lease
  obligations...........       (593)       (652)       (675)         (512)         (385)
 Other..................       (413)         (9)        (40)          --            --
                           --------    --------     -------       -------      --------
    Net cash provided by
     (used in) financing
     activities.........     14,555      (4,133)       (768)         (553)       (3,816)
                           --------    --------     -------       -------      --------
NET INCREASE (DECREASE)
 IN CASH AND TEMPORARY
 INVESTMENTS............      8,988      (1,091)     15,052        10,731       (22,839)
CASH AND TEMPORARY
 INVESTMENTS, BEGINNING
 OF PERIOD .............      5,816      14,804      13,713        13,713        28,765
                           --------    --------     -------       -------      --------
CASH AND TEMPORARY
 INVESTMENTS, END OF
 PERIOD.................   $ 14,804    $ 13,713     $28,765       $24,444      $  5,926
                           ========    ========     =======       =======      ========
SUPPLEMENTAL DISCLOSURES
 OF CASH FLOW
 INFORMATION:
 Cash paid during the
  period for:
   Interest, net of
    amount capitalized..   $  3,600    $  4,005     $   648       $   513      $  6,928
                           ========    ========     =======       =======      ========
   Income tax...........   $  4,176    $  1,819     $   917       $   637      $  1,159
                           ========    ========     =======       =======      ========
   Reorganization item..   $      0    $    184     $ 1,092       $   618      $  2,531
                           ========    ========     =======       =======      ========

        The accompanying notes are an integral part of these statements.

                      THE KRYSTAL COMPANY AND SUBSIDIARY

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND BUSINESS ACTIVITIES

  The Krystal Company (a Tennessee corporation) is engaged primarily in the development, operation and franchising of fast food restaurants in the southeastern United States. Krystal's wholly-owned subsidiary, Krystal Aviation Co. ("Aviation") operates a fixed base airport hangar operation in Chattanooga, Tennessee. Aviation's revenues in each of the last three years were less than 3% of the Company's total revenues. As discussed in Note 3, on December 15, 1995, Krystal filed a petition for relief under Chapter 11 of the federal bankruptcy laws.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Principles of Consolidation

  The accompanying consolidated financial statements include the accounts of The Krystal Company ("Krystal") and Aviation (referred to collectively as the "Company"). All significant intercompany balances and transactions have been eliminated.

 Fiscal Year End

  The Company's fiscal year ends on the Sunday nearest December 31. Consequently, the Company will occasionally have a 53 week fiscal year. The years ended January 1, 1995, December 31, 1995 and December 29, 1996 were 52 week fiscal years.

 Cash and Temporary Investments

  For purposes of the consolidated statements of cash flows, the Company considers repurchase agreements and other temporary cash investments with a maturity of three months or less to be temporary investments. As of December 29, 1996, Krystal was holding $23,913,000 in certificates of deposits which are included in cash and temporary investments in the accompanying consolidated balance sheet.

 Inventories

  Inventories are stated at cost and consist primarily of food, paper products and other supplies. The Company uses the last-in, first-out (LIFO) method of accounting for a substantial portion of its inventories. If the first-in, first-out (FIFO) method had been used instead of LIFO, inventories at December 31, 1995 and December 29, 1996, would have been approximately $2,485,000 and $2,310,000, respectively.

 Property, Buildings and Equipment

  Property, buildings and equipment are stated at cost. Expenditures which materially increase useful lives are capitalized, whereas ordinary maintenance and repairs are expensed as incurred. All significant properties are reviewed periodically for operational suitability, and, if such properties are determined to be unsuitable for future operations, reserves are provided to reduce the properties to estimated realizable values. Depreciation of fixed assets is computed using the straight-line method for financial reporting purposes and accelerated methods for tax purposes over the estimated useful lives of the related assets as follows:

      Buildings and improvements................... 10-39 years
      Equipment.................................... 3-10 years
      Leaseholds................................... Life of lease up to 20 years

  In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 121 on accounting for the impairment of long-lived assets, certain identifiable intangibles and goodwill related to assets to be held and used. SFAS No. 121 also establishes accounting standards for long-lived assets and certain identifiable intangibles to be disposed of. The Company adopted SFAS No. 121 effective the beginning of fiscal 1996. The adoption of SFAS No. 121 did not have a significant impact on the Company's consolidated financial position and results of operations.

                      THE KRYSTAL COMPANY AND SUBSIDIARY

 Income Taxes

  Under SFAS No. 109, "Accounting for Income Taxes", deferred tax assets and liabilities are computed based on the difference between the financial statement and income tax bases of assets and liabilities using the enacted tax rate. Deferred income tax expenses or benefits are based on the changes in the asset or liability from period to period. Tax benefits are recognized in the financial statements in the period in which they are generated.

 Franchise and License Agreements

  Franchise or license agreements are available for single and multi-unit restaurants. The multi-unit agreement establishes the number of restaurants the franchisee or licensee is to construct and open in the franchised area during the term of the agreement. At December 31, 1995, there were 80 franchised or licensed restaurants of which 50 restaurants were operated under multi-unit agreements. At December 29, 1996, there were 89 franchised or licensed restaurants of which 57 restaurants were operated under multi-unit agreements. Franchisees and licensees are required to pay the Company a franchise or license fee and a weekly royalty and service fee of either 4.5% or 6.0%, depending on the duration of the franchise agreement, of the restaurants' gross receipts. Unit franchise and license fees are recorded as income as related restaurants begin operations. Royalty and service fees, which are based on restaurant sales of franchisees and licensees, are accrued as earned Franchise fees received prior to the opening of the restaurant are deferred and included in accrued liabilities on the consolidated balance sheets. At December 31, 1995 and December 29, 1996, total deferred franchise and license fees were approximately $715,000 and $682,000, respectively.

 Earnings Per Common Share

  Earnings per common share is based on the weighted average number of common shares outstanding.

 Stock-Based Compensation

  The Company accounts for its stock-based compensation plans under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB NO. 25). Effective in 1996, the Company adopted the disclosure option of SFAS No. 123, "Accounting for Stock-Based Compensation." SFAS No. 123 requires companies that do not choose to account for stock-based compensation as prescribed by the statement to disclose the pro forma effects on net income and earnings per share as if SFAS No. 123 had been adopted. Additionally, certain other disclosures are required with respect to stock-based compensation and the assumptions used to determine the pro forma effects of SFAS No. 123.

 Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 Reclassifications

  Certain reclassifications have been made in the fiscal 1995 financial statements to conform with the 1996 presentation.

3. PETITION FOR RELIEF UNDER CHAPTER 11

  On December 15, 1995 (the "petition date"), Krystal filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code with the United States Bankruptcy Court for the Eastern District of Tennessee in Chattanooga, Tennessee (the "Court"), for the purpose of completely and finally resolving the

                      THE KRYSTAL COMPANY AND SUBSIDIARY
various claims filed against the Company by current and former employees alleging violations of the Fair Labor Standards Act of 1938 ("FLSA"). Under Chapter 11, enforcement of certain pre-petition unsecured claims were stayed, while Krystal continues operations in the ordinary course of business as a debtor-in-possession. These unsecured stayed claims are reflected in the accompanying December 31, 1995 and December 29, 1996 consolidated balance sheets as liabilities subject to compromise (Notes 6, 7 and 11). Claims secured by Krystal's assets ("secured claims") were also stayed, although the holders of such claims have the right on motion to the Court for relief from the stay. Secured claims are secured primarily by liens on some of Krystal's real property and buildings. Any additional claims that have arisen subsequent to the petition date which include amounts determined by the Court as allowable claims for contingencies and other disputed amounts have been included in liabilities subject to compromise at December 29, 1996.

  Krystal's wholly-owned subsidiary, Aviation, did not file a petition for relief under Chapter 11 with the Court. Separate condensed financial statements of Krystal have not been presented as the operations of Krystal represent substantially all of the operations of the Company.

  A plan of reorganization, as amended (the "Plan") was formally filed on February 24, 1997. The terms of the Plan provide for full payment of all administrative expenses, tax claims, priority claims and secured claims. The Plan also provides for full payment of unsecured claims which includes trade and financial creditors. The Plan further provides for interest of 8.5% per annum or a market rate determined to be appropriate by the Court for unsecured trade creditors. Interest will be paid from the later of the petition date or the date at which the obligation became due. The Plan also provides for the payment of 1.3% per annum penalty interest on the unsecured senior notes held by financial creditors.

  The Court has approved the distribution of the Plan which must be accepted by at least two-thirds in amount and by more than one-half in number of the voting unsecured creditors. The Court has set a confirmation hearing date for the Plan on April 9, 1997 at which time the Plan will be granted or denied by the Court (the "Confirmation Order"). The Plan states that as a condition to the Confirmation Order, Krystal must present to the Court the settlement of the FLSA class suit (Note 11) and the successful consummation of a loan transaction whereby Krystal will borrow at least $45,000,000 from a commercial lending institution on or before the distribution date of the Plan. On March 3, 1997, Krystal received a commitment from a financial institution to provide the financing required by the Plan. The commitment provides for a $23,000,000 five year revolving credit facility, a $10,000,000 term loan due in equal quarterly installments over five years and a $20,000,000 term loan due in quarterly installments in the third through the fifth year following completion of the financing. The revolving credit facility and term loans are to be secured by substantially all of the Company's assets. Funding of this commitment is subject to fulfillment of certain conditions and requirements.

  In 1995, Krystal received approval from the Court to pay or otherwise honor certain of its pre-petition obligations, including employee wages and benefits; and, accordingly, these amounts have been paid or are included in the appropriate liability captions on the accompanying consolidated balance sheet at December 31, 1995. In 1996, Krystal received approval from the Court to pay certain pre-petition obligations including state sales taxes, real and business personalty taxes; and accordingly, these amounts have been paid and are excluded as liabilities subject to compromise on the accompanying consolidated balance sheets at December 29, 1996. Krystal paid $3,024,000 in pre-petition obligations in 1996.

  Interest income of approximately $375,000 earned on excess cash due to the bankruptcy has been recorded as a reduction in interest expense related to certain pre-petition liabilities which include the 1.3% penalty interest on the senior notes and the 8.5% interest expense associated with the unsecured pre-petition trade payables. All other interest income and contractual interest expense incurred in the ordinary course of business has been reported separately in the accompanying consolidated statement of operations for the year ended December 29, 1996.

                      THE KRYSTAL COMPANY AND SUBSIDIARY

  Professional and other fees of $184,000 and $3,846,000 incurred as a result of Krystal's Chapter 11 filing have been segregated from expenses related to ordinary operations and reported as a reorganization item in the accompanying consolidated statements of operations for the years ended December 31, 1995 and December 29, 1996, respectively.

4. PROPERTY, BUILDINGS AND EQUIPMENT

  Property, buildings and equipment at December 31, 1995 and December 29, 1996, consisted of the following (in thousands):

                                       DECEMBER 31, DECEMBER 29,
                                           1995         1996
                                       ------------ ------------
         Land........................    $ 35,102     $ 33,803
         Buildings and improvements..      48,905       49,044
         Equipment...................      67,328       69,467
         Leaseholds..................      20,228       20,333
         Construction in progress....       1,353          896
                                         --------     --------
                                          172,916      173,543
         Accumulated depreciation and
          amortization...............     (74,370)     (82,370)
                                         --------     --------
                                         $ 98,546     $ 91,173
                                         ========     ========

  In December 1995, the Company recorded a provision for loss on restaurant closings and other property write-downs of $3,911,000 which is reflected in the accompanying consolidated statement of operations for the year ended December 31, 1995. This provision primarily relates to the Company's estimated losses to be incurred associated with decisions to close certain restaurants.

5. ACCRUED LIABILITIES

  Accrued liabilities at December 31, 1995 and December 29, 1996, consisted of the following (in thousands):

                                       DECEMBER 31, DECEMBER 29,
                                           1995         1996
                                       ------------ ------------
         Salaries, wages and vacation
          pay........................     $3,442      $ 3,477
         Workers' compensation.......      3,295        3,753
         State sales taxes...........        774        1,321
         Deferred franchise fees.....        715          682
         Accrued interest............        234        4,178
         Accrued reorganization ex-
          penses.....................          0        2,286
         Other.......................        967        2,289
                                          ------      -------
                                          $9,427      $17,986
                                          ======      =======

                      THE KRYSTAL COMPANY AND SUBSIDIARY

6. INDEBTEDNESS

  Long-term debt at December 31, 1995 and December 29, 1996, consisted of the following (in thousands):

                                                       DECEMBER 31, DECEMBER 29,
                                                           1995         1996
                                                       ------------ ------------
     7.6% senior notes, payable in annual install-
      ments beginning in May 1997 and balance due May
      2004...........................................    $ 20,000     $ 20,000
     11.16% senior notes, payable in annual install-
      ments and balance due May 1999.................      16,000       16,000
     10.5% mortgage bonds, payable in monthly in-
      stallments through October 2001................       2,884        2,884
     Other...........................................       1,169        1,173
                                                         --------     --------
                                                           40,053       40,057
     Less--Current maturities........................        (432)        (967)
     Liabilities subject to compromise...............     (36,000)     (36,000)
                                                         --------     --------
                                                         $  3,621     $  3,090
                                                         ========     ========

  Unsecured debt included in liabilities subject to compromise at December 31, 1995 and December 29, 1996 consisted of the $20,000,000 senior notes and the $16,000,000 senior notes.

  On December 29, 1996, outstanding letters of credit not reflected in the accompanying financial statements aggregated approximately $3,461,000. Letters of credit issued in 1996 of $800,000 are collateralized by the Company with certificates of deposit which are included in cash and temporary investments on the balance sheet.

  Property and buildings with a net book value of $3,181,000 at December 29, 1996, are pledged as collateral on the 10.5% mortgage bonds.

  Maturities of long-term debt not subject to compromise subsequent to December 29, 1996, are as follows (in thousands):

            1997.................................... $967
            1998....................................  514
            1999....................................  566
            2000....................................  611
            2001....................................  527
            Thereafter..............................  872

  The Company's debt agreements contain restrictive covenants including, but not limited to: (a) the Company's required maintenance of minimum levels of tangible net worth; (b) limitations regarding additional indebtedness; (c) the Company's required maintenance of a minimum amount of fixed charges coverage; and (d) limitations regarding liens on assets. Due to the Chapter 11 proceedings, the Company was not in compliance with certain restrictive covenants of the Company's debt agreements at December 29, 1996. Such debt is classified as liabilities subject to compromise in the accompanying consolidated balance sheet at December 29, 1996.

  Due to the extenuating circumstances involving both secured and unsecured long-term debt as a result of the Chapter 11 filing, it is not practicable to estimate the fair value of long-term debt at December 31, 1995 and at December 29, 1996.

                      THE KRYSTAL COMPANY AND SUBSIDIARY

7. LIABILITIES SUBJECT TO COMPROMISE

  Liabilities subject to compromise at December 31, 1995 and December 29, 1996, consisted of the following (in thousands):

                                                       DECEMBER 31, DECEMBER 29,
                                                           1995         1996
                                                       ------------ ------------
     Unsecured long-term debt.........................   $36,000      $36,000
     Accounts payable.................................     7,542        7,920
     Special charge reserve...........................     9,849       13,875
     State sales taxes................................     1,657            0
     Real estate and business personalty taxes........     1,349           10
     Other............................................       512          512
                                                         -------      -------
                                                         $56,909      $58,317
                                                         =======      =======

8. BENEFIT PLANS

 RETIREMENT PLANS--

  The Company has a noncontributory, defined benefit pension plan covering substantially all operating and salaried employees. The plan provides benefits of stated amounts based on years of service and the employee's compensation. The Company's funding policy is consistent with the requirements of the Employee Retirement Income Security Act of 1974. Plan assets at December 31, 1995 and December 29, 1996, are invested primarily in equity securities, managed international equity and bond index funds and U.S. government securities.

  Net pension expense included the following components (in thousands):

                                           JANUARY 1, DECEMBER 31, DECEMBER 29,
                                              1995        1995         1996
                                           ---------- ------------ ------------
     Service cost (benefits earned during
      the period)........................   $ 1,451     $ 1,182      $ 1,594
     Interest cost on projected benefit
      obligation.........................     1,493       1,575        1,728
     Actual return on plan assets........      (646)     (5,254)      (4,224)
     Net amortization and deferral.......    (1,368)      3,253        1,868
                                            -------     -------      -------
     Net pension expense.................   $   930     $   756      $   966
                                            =======     =======      =======

  The following table sets forth the status of the plan as of December 31, 1995 and December 29, 1996: (in thousands)

                                                       DECEMBER 31, DECEMBER 29,
                                                           1995         1996
                                                       ------------ ------------
     Actuarial present value of accumulated benefit
      obligations:
      Vested benefit obligation......................    $ 19,401     $ 19,884
      Nonvested benefit obligation...................         822          767
                                                         --------     --------
     Accumulated benefit obligation..................    $ 20,223     $ 20,651
                                                         ========     ========
     Projected benefit obligation....................    $(22,613)    $(24,112)
     Plan assets at fair value.......................      24,819       27,936
                                                         --------     --------
     Plan assets in excess of projected benefit obli-
      gation.........................................       2,206        3,824
     Unrecognized net gain...........................      (4,196)      (6,893)
     Unrecognized initial asset......................      (1,450)      (1,160)
     Unrecognized prior service cost.................         577          400
                                                         --------     --------
     Pension liability recognized in the consolidated
      balance sheets.................................    $ (2,863)    $ (3,829)
                                                         ========     ========

                      THE KRYSTAL COMPANY AND SUBSIDIARY

  Unrecognized prior service cost resulted from plan amendments providing an accelerated vesting schedule and increased benefits for certain participants based on services rendered in prior periods. This amount is being amortized over the average future service of employees expected to receive benefits from the plan.

  The projected benefit obligation was determined using a discount rate of 8.5% , 7.5% and 8.0% at, January 1, 1995, December 31, 1995 and December 29, 1996, respectively. The assumed rate of compensation increase was 4%, 3% and 3% in 1994, 1995 and 1996 respectively. The expected long-term rate of return on plan assets was 9% in 1994, 1995 and 1996.

  The Company also has a supplemental executive retirement plan for certain officers. The plan provides additional benefits upon retirement. The supplemental retirement benefit shall be paid over the officers' lifetime but for no less than a period of 10 years following retirement. The Company provides an annual amount necessary to amortize the total cost of the estimated deferred compensation at retirement. Total deferred compensation accrued for this plan at December 31, 1995 and December 29, 1996, was $2,609,000 and $2,876,000, respectively.

  The Company is the beneficiary of life insurance policies with a face amount of $7,722,000 at December 29, 1996. Total cash surrender value of such life insurance at December 31, 1995 and December 29, 1996 was $5,117,000 and $5,638,000, respectively.

POSTRETIREMENT HEALTH CARE AND DENTAL BENEFITS--

  Employees retiring from the Company on or after attaining age 55 that meet certain eligibility requirements are entitled to postretirement health care and dental benefit coverage. These benefits vary for hourly and salaried employees and are subject to deductibles, copayment provisions and other limitations. The Company may amend or change the plan periodically. Retirees contribute at a fixed rate per month toward the cost of the plan.

  Net periodic postretirement health care benefits cost included the following components (in thousands):

                                           JANUARY 1, DECEMBER 31, DECEMBER 29,
                                              1995        1995         1996
                                           ---------- ------------ ------------
     Service cost (benefits earned during
      the period).........................    $ 96        $ 74         $ 78
     Interest cost on accumulated
      postretirement health care benefits
      obligation..........................      66          68           67
                                              ----        ----         ----
     Net periodic postretirement health
      care benefits cost..................    $162        $142         $145
                                              ====        ====         ====

  The following table sets forth the funded status of the plan, reconciled to the accrued postretirement health care benefits recognized in the Company's consolidated balance sheets at December 31, 1995 and December 29, 1996 (in thousands):

                                                    DECEMBER 31, DECEMBER 29,
                                                        1995         1996
                                                    ------------ ------------
     Accumulated postretirement health care
      benefits obligation:
      Retirees.....................................     $171        $  146
      Employees fully eligible.....................      232           270
      Other active participants....................      540           553
                                                        ----        ------
       Total.......................................      943           969
     Unrecognized net gain (loss)..................      (15)           36
                                                        ----        ------
     Accrued postretirement health care benefits
      cost.........................................     $928        $1,005
                                                        ====        ======

                      THE KRYSTAL COMPANY AND SUBSIDIARY

  In 1995, a 12.0% annual rate of increase in the per capita cost of covered health care benefits was assumed for measurement purposes, reducing to an 8% annual rate of increase after two years. In 1996, a 6.0% annual rate of increase was assumed for all periods. The effect of a one percentage point increase in the health care cost trend assumption would not have a significant effect on the accumulated postretirement benefits obligation as of December 29, 1996 and the periodic postretirement health care benefit cost for the year then ended. The weighted-average discount rate used in determining the accumulated postretirement health care benefits obligation was 7.5% and 8.0% at December 31, 1995 and December 29, 1996, respectively.

9. INCOME TAXES

  The provision for (benefit from) income taxes included the following components (in thousands):

                                           JANUARY 1, DECEMBER 31, DECEMBER 29,
                                              1995        1995         1996
                                           ---------- ------------ ------------
     Current tax provision:
      Federal.............................  $ 3,940     $ 1,176      $ 1,459
      State...............................      590         147          268
                                            -------     -------      -------
                                              4,530       1,323        1,727
     Deferred income taxes................   (1,568)     (5,011)      (3,207)
                                            -------     -------      -------
     Provision for (benefit from) income
      taxes...............................  $ 2,962     $(3,688)     $(1,480)
                                            =======     =======      =======

  The income tax effects of temporary differences that give rise to the current deferred tax asset and the noncurrent net deferred tax liability as of December 31, 1995 and December 29, 1996, were as follows (In thousands):

                                                       DECEMBER 31, DECEMBER 29,
                                                           1995         1996
                                                       ------------ ------------
Current deferred tax asset:
 Special charge reserve...............................   $ 3,673      $ 5,273
 Workers' compensation................................     1,176        1,426
 Deferred franchise fees..............................       272          259
 Miscellaneous payables...............................       272          703
 Accrued interest.....................................         0          242
 Other................................................       160          424
                                                         -------      -------
Current deferred tax asset............................   $ 5,553      $ 8,327
                                                         =======      =======
Noncurrent net deferred tax liability:
Noncurrent deferred tax asset:
 Deferred compensation................................   $ 1,779      $ 2,019
 Accrued pension cost.................................     1,239        1,465
 Accrued postretirement benefit cost..................       389          445
 Other................................................       189          286
                                                         -------      -------
 Noncurrent deferred tax asset........................     3,596        4,215
                                                         -------      -------
Noncurrent deferred tax liability:
 Property, buildings and equipment....................    (6,258)      (6,501)
 Other................................................       (57)           0
                                                         -------      -------
 Noncurrent deferred tax liability....................    (6,315)      (6,501)
                                                         -------      -------
 Noncurrent net deferred tax liability................   $(2,719)     $(2,286)
                                                         =======      =======

                      THE KRYSTAL COMPANY AND SUBSIDIARY

  The difference between the reported income tax provision and the "expected" tax provision (benefit) based on the current statutory federal income tax rate is as follows (In thousands):

                                           JANUARY 1, DECEMBER 31, DECEMBER 29,
                                              1995        1995         1996
                                           ---------- ------------ ------------
Computed "expected" tax provision
 (benefit)................................   $3,111     $(3,122)     $(1,327)
Targeted jobs tax credits.................     (444)       (137)           0
State income taxes (net of federal income
 tax effect)..............................      257        (340)         (99)
Other, net................................       38         (89)         (54)
                                             ------     -------      -------
Reported tax provision (benefit)..........   $2,962     $(3,688)     $(1,480)
                                             ======     =======      =======

10. LEASES

  The Company leases certain buildings and equipment and a number of restaurants (land and/or building) under noncancellable lease agreements, some of which are subleased to third parties. The restaurant lease terms are normally for a period of 20 years with options that permit renewals for additional periods. Certain leases provide for additional contingent rentals based on sales. Generally, the building portions of the restaurant leases have been recorded as capital leases, while the land portions have been recorded as operating leases.

  The future minimum lease payments under capital and operating leases, together with the present value of such minimum lease payments as of December 29, 1996, are summarized as follows (In thousands):

                                                              CAPITAL OPERATING
     YEAR                                                     LEASES   LEASES
     ----                                                     ------- ---------
     1997.................................................... $  720   $ 3,854
     1998....................................................    463     3,074
     1999....................................................    364     2,458
     2000....................................................    364     1,949
     2001....................................................    364     1,507
     Thereafter..............................................  1,873     5,217
                                                              ------   -------
       Total minimum lease payments..........................  4,148   $18,059
                                                                       =======
     Less amount representing interest.......................  1,416
                                                              ------
     Present value of minimum lease payments including cur-
      rent portion........................................... $2,732
                                                              ======

  Rental expense under operating leases was $4,666,000, $4,715,000 and $5,212,000 in 1994, 1995 and 1996, respectively.

  Rental expense includes contingent rentals of $156,000, $117,000 and $110,000 in 1994, 1995 and 1996, respectively.

                      THE KRYSTAL COMPANY AND SUBSIDIARY

 Direct Financing and Operating Leases/Subleases with Third Parties

  The Company owns or leases from outside parties certain land and buildings which are leased/subleased to third parties. Generally, the building portions of the leases/subleases are treated as direct financing leases while the land portions of the leases/subleases are treated as operating leases. The following summarizes the components of the net investment in direct financing leases and the minimum future rentals on operating leases/subleases as of December 29, 1996 (In thousands):

                                                             DIRECT
                                                            FINANCING OPERATING
     YEAR                                                     LEASE    LEASES
     ----                                                   --------- ---------
     1997..................................................   $633     $  627
     1998..................................................    268        458
     1999..................................................     56        343
     2000..................................................      6        314
     2001..................................................               244
     Thereafter............................................                 3
                                                              ----     ------
       Total minimum lease payments to be received.........    963     $1,989
                                                                       ======
     Less unearned income..................................    (96)
                                                              ----
     Net investment in direct financing leases including
      current portion......................................   $867
                                                              ====

  Rental income under operating leases was $629,000, $626,000 and $557,000 in 1994, 1995 and 1996, respectively.

11. CONTINGENCIES

  In July 1994, Krystal was named a defendant in a suit filed in the United States District Court for the Middle District of Tennessee, in which 41 plaintiffs, who were current and former employees of Krystal, alleged violations of the FLSA and sought back wages, liquidated damages, costs and attorney's fees. The suit alleged that the plaintiffs were uncompensated for time which they worked on Krystal's behalf. In February 1995, ten additional plaintiffs, also current and former employees of Krystal, filed a separate suit in the same court containing essentially the same allegations. As a result, Krystal established a reserve of $2,000,000 in 1994 to cover the claims of the plaintiffs in the two suits, the costs associated therewith, and the claims of any other employees and the costs associated therewith.

  On April 18, 1995, Krystal settled the July 1994 case by agreeing to pay $840,000 to the plaintiffs and their counsel. By order dated August 28, 1995, the Court in the February 1995 case provisionally granted the plaintiffs motion for court-supervised notice of the pendency of that action to prospective class members from among current and former employees of Krystal for the past three years.

  In the third quarter of 1995, a total of 17 additional current and former employees of Krystal filed three additional suits in the United States District Courts for the Northern District of Georgia, the Northern District of Alabama and the Middle District of Florida, containing essentially the same allegations as set forth in the July 1994 and February 1995 suits.

  In light of the three suits filed against Krystal during the third quarter of 1995 and the order entered in the February 1995 suit provisionally granting the plaintiffs motion for court-supervised notice of the pendency of

                      THE KRYSTAL COMPANY AND SUBSIDIARY
that action, Krystal established an additional $10,000,000 reserve to cover an estimate of the exposure resulting from (i) the claims of the plaintiffs in the four pending suits, (ii) the potential for additional claims of other current and former employees, (iii) related claims, and (iv) the costs associated therewith.

  On December 15, 1995, Krystal filed a voluntary petition under Chapter 11 of the United States Bankruptcy Code with the Court for the purpose of completely and finally resolving the various claims filed against the Company by current and former employees alleging violations of the FLSA. The four pending lawsuits filed against Krystal under the FLSA have been stayed by the bankruptcy filing.

  Subsequent to December 29, 1996, Krystal and the majority of the FLSA plaintiffs reached a settlement providing for the payment of approximately $13,000,000 for the FLSA claims and related legal costs. At December 29, 1996, the Company established an additional $4,000,000 reserve related to the FLSA claim. Management believes the accrual for employee claims of $13,875,000 at December 29, 1996 is adequate to meet its ultimate obligation for the FLSA claims.

  The Company is party to other various legal proceedings incidental to its business. The ultimate disposition of these matters is not presently determinable but will not, in the opinion of management, have a material adverse effect on the Company's financial condition or results of operations.

12. RESTRICTED STOCK AND STOCK OWNERSHIP PLANS

  The Company's 1990 Restricted Stock Plan ("Restricted Stock Plan") provides for the granting of shares of common stock to certain directors and key employees of the Company. The number of shares that may be issued under the Restricted Stock Plan may not exceed 1,100,000 shares. The shares issued under the Restricted Stock Plan when issued are restricted and subject to forfeiture under certain circumstances.

  Restricted stock may not be sold or otherwise transferred, and, if employment of the restricted stockholder terminates for any reason other than death, normal retirement, total disability, approved early retirement, or other approved termination, the restricted stock will be forfeited. Restricted stock which has been forfeited may be reissued under the Restricted Stock Plan. As to restricted stock issued before April 14, 1992, restrictions generally lapse 15% each year. As to restricted stock issued on or after April 14, 1992, restrictions will generally lapse as to 10% of the restricted stock between the second and third anniversary of the date of grant and then 10% per year thereafter. However, restrictions on 430,000 shares granted to two officers of the Company will only lapse in the event of death, normal retirement, total disability, approved early retirement, or other approved termination. Restrictions also terminate on the occurrence of certain events including dissolution or change in control of the Company. The Restricted Stock Plan provides for the issuance of additional shares to each restricted stockholder in the event annual lapsing of the restrictions is waived. The additional shares issued to the restricted stockholder each year is limited to 10% of the number of restricted shares for which the annual lapsing is waived. Restricted stock has the same dividend and voting rights as other outstanding common stock.

  During 1992, the Company adopted a restricted stock plan ("Non-Employee Director Plan") which provides for the issuance of 8,000 shares of restricted stock to each existing non-employee director who has not previously been awarded restricted stock. This plan provides for the issuance of an additional 800 shares of restricted stock to each non-employee director in the event annual lapsing of the restrictions is waived. The

                      THE KRYSTAL COMPANY AND SUBSIDIARY
restrictions generally lapse 15% each year beginning two years after the date of grant. summary of the Company's restricted stock activity is as follows:

                                                       RESTRICTED NON-EMPLOYEE
                                                       STOCK PLAN DIRECTOR PLAN
                                                       ---------- -------------
                                                          (NUMBER OF SHARES)
     Issued at January 2, 1994........................  958,000       16,000
      Issued at an average market value of $14.00 per
       share..........................................    1,200          240
      Forfeitures.....................................   (8,000)           0
                                                        -------      -------
     Issued at January 1, 1995........................  951,200       16,240
      Issued at an average market value of $7.75 per
       share..........................................   73,200          240
      Forfeitures.....................................  (40,000)     (16,480)
                                                        -------      -------
     Issued at December 31, 1995......................  984,400            0
      Issued at an average market value of $4.63 per
       share..........................................      960            0
      Forfeitures.....................................  (36,000)           0
                                                        -------      -------
     Issued at December 29, 1996......................  949,360            0
                                                        =======      =======

  Deferred compensation related to the restricted stock awards is recorded based on the market value of the Company's common stock at the date of grant and such deferred compensation is amortized to expense over the period the restrictions lapse. Compensation expense related to the restricted stock plans was $445,624, $254,203, and $363,688, in 1994, 1995, and 1996, respectively.
During 1994, the Company adopted a stock option plan which provides for the issuance of up to 1,100,000 common stock options (less the number of shares of common stock that are at any time issued and outstanding under the Restricted Stock Plan) to key employees and non-employee directors. At December 29, 1996, no options had been granted under this stock option plan.

  Effective March 1, 1994, all employees of the Company (excluding those who own restricted stock of the Company) who have attained age eighteen and who have been employed for one year are eligible to participate in the Company's employee stock purchase plan (the "ESPP"). The ESPP provides that each participant may authorize the Company to deduct up to $3,600 of their annual earnings and deposit such amounts with an independent custodian. The Company will contribute an additional 15% to the first $1,800 of the participant's deduction and deposit such amount with the custodian. The custodian causes to be purchased, as nominee for the participants, common stock of the Company at prevailing market prices and distributes the shares purchased to the participants upon request. The Company's contributions under the ESPP, which were charged to expense, were not significant in 1995 or 1996.

  The Company applies APB Opinion 25 and related interpretations in accounting for its stock-based compensation plans described above. Had compensation cost for these plans been determined based on the provisions of SFAS No. 123, the effect on the Company's net income and earning per share would not be significant in 1995 or 1996.

                      THE KRYSTAL COMPANY AND SUBSIDIARY

13. QUARTERLY INFORMATION (UNAUDITED)

  (In thousands of dollars, except per share amounts)

FISCAL 1995

                                                                       EARNINGS
                                                   OPERATING   NET    (LOSS) PER
                                                    INCOME   INCOME     COMMON
                                          REVENUES   (LOSS)   (LOSS)   SHARE(1)
                                          -------- --------- -------  ----------
     Quarter Ended:
      April 2............................ $ 58,196  $ 1,356  $   327    $ 0.04
      July 2.............................   63,501    2,818    1,215      0.16
      October 1 (2)......................   62,508   (8,365)  (5,731)    (0.76)
      December 31 (3)....................   63,823   (1,221)  (1,135)    (0.15)
                                          --------  -------  -------    ------
       Total............................. $248,028  $(5,412) $(5,324)   $(0.71)
                                          ========  =======  =======    ======

FISCAL 1996
                                                                       EARNINGS
                                                   OPERATING   NET    (LOSS) PER
                                                    INCOME   INCOME     COMMON
                                          REVENUES   (LOSS)   (LOSS)   SHARE(1)
                                          -------- --------- -------  ----------
     Quarter Ended:
      March 31........................... $ 57,667  $   693  $  (746)   $(0.10)
      June 30............................   60,903    2,095      426      0.06
      September 29.......................   62,432    1,611      (11)     0.00
      December 29 (4)....................   63,266     (473)  (2,091)    (0.28)
                                          --------  -------  -------    ------
       Total............................. $244,268  $ 3,926  $(2,422)   $ (.32)
                                          ========  =======  =======    ======

--------
(1) The sum of quarterly earnings per share amounts may differ from annual earnings per share because of the differences in the weighted average number of common shares in the quarterly and annual computations.
(2) The third quarter of 1995 includes a special charge for litigation (Note
  11) of $10,000,000 before income tax benefit ($6,200,000 after income tax benefit, or $0.83 per common share).
(3) The fourth quarter of 1995 includes the provision for loss on restaurant closings and other property write-downs of $3,911,000 before income tax benefit ($2,425,000 after income tax benefit, or $0.32 per common share).
(4) The fourth quarter of 1996 includes a special charge for litigation (Note
  11) of $4,000,000 before income tax benefit ($2,480,000 after income tax benefit, or $0.33 per common share).

  No dealer, salesperson or any other person has been authorized to give any information or make any representation in connection with the offer contained herein, other than those contained in this Prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than those to which it relates nor does it constitute an offer to sell, or a solicitation of an offer to buy, any security to any person in any jurisdiction in which such offer or solicitation is not authorized, or in which the person making such offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof or that the information contained herein is correct as of any time subsequent to the date hereof.

                                ---------------

                               Table of Contents

                                                                            PAGE
                                                                            ----
Available Information.....................................................    2
Prospectus Summary........................................................    3
Risk Factors..............................................................   15
The Exchange Offer........................................................   20
The Acquisition...........................................................   27
Use of Proceeds of the Exchange Notes.....................................   28
Pro Forma Capitalization..................................................   28
Unaudited Pro Forma Financial Information.................................   29
Selected Historical Consolidated Financial Information....................   37
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   39
Description of Business...................................................   47
Management................................................................   59
Security Ownership of Certain Beneficial Owners and Management of the
 Company..................................................................   61
Description of Capital Stock..............................................   62
Description of Credit Facility............................................   62
Description of the Notes..................................................   63
Certain U.S. Federal Income Tax Considerations............................   88
Plan of Distribution......................................................   89
Legal Matters.............................................................   90
Experts...................................................................   90
Index to Financial Statements ............................................  F-1

Until       , 199 , all dealers effecting transactions in the registered securities, whether or not participating in this distribution, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                                 $ 100,000,000


                  [LOGO OF THE KRYSTAL COMPANY APPEARS HERE]


                              THE KRYSTAL COMPANY

                  OFFER TO EXCHANGE UP TO $100,000,000 OF ITS
                            10 1/4% NOTES DUE 2007
 WHICH HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, FOR
  AN EQUAL AGGREGATE PRINCIPAL AMOUNT OF ITS OUTSTANDING 10 1/4% SENIOR NOTES
                                   DUE 2007


                                ---------------

                                  PROSPECTUS

                                ---------------


                                        , 1997

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers

Section 8 of the Company's charter provides as follows:

  (a) A director of the corporation shall not be personally liable to the corporation or its shareholders for monetary damages for any breach of fiduciary duty as a director except for liability (i) for any breach of the director's duty of loyalty to the corporation or its shareholders, (ii) for acts or omissions not in good faith or which involved intentional misconduct or a knowing violation of law or (iii) for distributions in violation of
Section 48-18-304 of the Tennessee Business Corporation Act. If the Tennessee Business Corporation Act is amended after approval by the shareholders of this article in order to authorize or permit corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the corporation shall be eliminated or limited to the fullest extent permitted by the Tennessee Business Corporation Act, as so amended.

  Any repeal or modification of the foregoing paragraph by the shareholders of the corporation shall not adversely effect any right or protection of a director of the corporation existing at the time of such repeal or modification.

  (b) Each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, and whether formal or informal (hereinafter a "proceeding"), by reason of the fact that he or she is or was a director, officer or employee of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans (hereinafter "indemnities") whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, shall be indemnified and held harmless by the corporation to the fullest extent authorized by the Tennessee Business Corporation Act, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the corporation to provide broader indemnification rights than such law permitted the corporation to provide prior to such amendment), against all judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement reasonably incurred or suffered by such indemnities in connection therewith and such indemnification shall continue as to an indemnitee who has ceased to be a director, officer or employee and shall inure to the benefit of the indemnitee's heirs, executors and administrators; provided, however, that, except as provided in Paragraph 8(c) hereof, with respect to proceedings to enforce a right to indemnification hereunder, the corporation shall indemnify any such indemnitee in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by the Board of Directors of the corporation. The right to indemnification conferred in this paragraph shall be a contractual right and shall include the right to be paid by the corporation the expenses incurred in defending a proceeding in advance of its final disposition (hereinafter "advancement expenses"); provided, however, that, if the Tennessee Business Corporation Act so requires, an advancement of expenses incurred by an indemnitee in his or her capacity as a director, officer or employee shall be made only upon (i) delivery of written affirmation of the indemnitee's good faith belief that any applicable standard of conduct required by Section 48-18-502 of the Tennessee Business Corporation Act, or any successor provision, has been met; (ii) delivery of an undertaking, by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal that such indemnitee is not entitled to be indemnified for such expenses under this paragraph or otherwise (hereinafter an "undertaking"); and (iii) a determination is made by those making the determination that the facts then known to them would not preclude indemnification under this charter or the Tennessee Business Corporation Act.

  (c) If a claim under Paragraph 8(b) is not paid in full by the corporation within sixty days after a written claim has been received by the corporation, except in the case of a claim for an advancement of expenses, in which case the applicable period shall be twenty days, the indemnitee may at any time thereafter bring suit against the corporation to recover the unpaid amount of the claim. If the indemnitee is successful in whole or in part in any such suit or in any suit brought by the corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the indemnitee shall be entitled to also be paid the expenses of prosecuting or defending such a suit. In any suit brought by the indemnitee to enforce a right to indemnification hereunder (but not in a suit brought by the indemnitee to enforce a right to an advancement of expenses) it shall be a defense that the indemnitee has not met the applicable standard of conduct set forth in Section 48-18-502 or any successor provision of the Tennessee Business Corporation Act. In any suit by the corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the corporation shall be entitled to such expenses upon a final adjudication that the indemnitee has not met the applicable standard of conduct set forth in Section 48-18-502 or any successor provision of the Tennessee Business Corporation Act. Neither the failure of the corporation (including its Board of Directors, independent legal counsel or its shareholders) to have made a determination prior to the commencement of such suit that indemnification of the indemnitee is proper under the circumstances because the indemnitee has met the applicable standard of conduct set forth in
Section 48-18-502 or any successor provision of the Tennessee Business Corporation Act, nor an actual determination by the corporation (including its Board of Directors, independent legal counsel or its shareholders) that the indemnitee has not met such applicable standard of conduct, shall create a presumption that the indemnitee has failed to meet the applicable standard of conduct or be a defense to such suit. In any suit brought by the indemnitee to enforce a right hereunder, or by the corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the burden of proving that the indemnitee is not entitled to indemnification or advancement of expenses under Paragraph 8(b) or otherwise shall be on the corporation.

  (d) The rights to indemnification and to advancement of expenses conferred in Paragraph 8(b) shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, the corporation's Second Amended and Restated Charter or Second Amended and Restated By-laws, agreement, vote of shareholders or disinterested directors or otherwise. The indemnitee's right to indemnification and advancement of expenses under Paragraph 8(b) may but shall not be required to be evidenced by a separate written agreement.

  (e) The corporation may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the corporation or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the corporation would have the power to indemnify such person against such expense, liability or loss under the Tennessee Business Corporation Act.

  (f) The corporation may, to the extent authorized from time to time by the Board of Directors, grant rights to indemnification and to the advancement of expenses to any agent of the corporation to the fullest extent permitted by Paragraph 8(b) with respect to the indemnification and advancement of expenses of directors, officers and employees of the corporation.

  Article VII of its bylaws provides that the Company shall have the power to indemnify its directors to the fullest extent permitted by (a) the charter of the corporation or (b) if such charter provision is limited or eliminated by amendment or otherwise, by Tennessee law.

Item 21. Exhibits and Financial Statement Schedules

  See Index to Exhibits.

Item 22. Undertakings

  The undersigned Registrant hereby undertakes:

  (a) (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

    (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

    (ii) To reflect in the Prospectus any facts or events arising after the effective date of the Registration Statement (or most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement.

    (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

  (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

  (b) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

  (c) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

  (d) That insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES

  Pursuant to the requirements of the Securities Act, undersigned registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Chattanooga, Tennessee on
          , 1997.

                                          THE KRYSTAL COMPANY


                                          By:     /s/ Philip H. Sanford,
                                              ---------------------------------
                                                    Philip H. Sanford,
                                                    Chairman and Chief
                                                      Executive Officer

                               POWER OF ATTORNEY

  KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears hereby below constitutes and appoints Philip H. Sanford and James F. Exum, Jr., and each of them, his true and law attorneys-in-fact and agents, with full power of substitution resubstitution, for him and in his name, place and stead, in any and all capacities to sign any and all amendments (including post-effective amendments to this registration statement and all amendments and supplements to any prospectus relating thereto and any other documents and instruments incidental thereto, and any registration statement filed pursuant to Rule 462 under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as full to all intents and purposes as he might or could do in person, hereby ratifying confirming that each of said attorneys-in-fact and agents and/or either of them, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

  Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the
capacities indicated on        , 1997.


            SIGNATURE                          TITLE                       DATE
            ---------                          -----                       ----
              /s/                   Chairman and Chief Executive               , 1997
---------------------------------   Officer Principal Executive
        PHILIP H. SANFORD           Officer

              /s/                   President, Chief Operating                 , 1997
---------------------------------   Officer and Director
       JAMES F. EXUM, JR.

              /s/                   Treasurer and Controller                   , 1997
---------------------------------   (Principal Financial and
      CLAY H. BUCKNER, JR.          Accounting Officer)

              /s/                   Director                                   , 1997
---------------------------------
       W. A. BRYAN PATTEN

              /s/                   Director                                   , 1997
---------------------------------
        RICHARD C. PATTON

              /s/                   Director                                   , 1997
---------------------------------
      BENJAMIN R. PROBASCO

                               INDEX TO EXHIBITS

 EXHIBIT
 NUMBER
 -------
    1.1  Purchase Agreement, dated as of September 18, 1997, between TKC
         Acquisition Corp. and UBS Securities, LLC.
 ***2.1  Agreement and Plan of Merger dated July 3, 1997 by and among Port
         Royal Holdings, Inc., TKC Acquisition Corp. and The Krystal Company
    3.1  Charter of the Company.
    3.2  By-laws of the Company.
    4.1  Indenture, dated as of September 26, 1997 between TKC Acquisition
         Corp. and SunTrust Bank, Atlanta, N.A.
    4.2  Supplemental Indenture No. 1 dated as of September 26, 1997 between
         The Krystal Company, Krystal Aviation Co., Krystal Aviation Management
         Co. and SunTrust Bank, Atlanta.
    4.3  Form of Exchange Note (included in Exhibit 4.1).
    4.4  Registration Rights Agreement, dated as of September 26, 1997, between
         TKC Acquisition Corp. and UBS Securities, LLC.
   *5.1  Opinion and Consent of Miller & Martin regarding validity of the
         Exchange Notes.
  10.1   Credit Agreement dated as of September 26, 1997 among TKC Acquisition
         Corp., to be merged with and into The Krystal Company, SunTrust Bank,
         Atlanta, as agent, and Union Bank of Switzerland, New York Branch, as syndication agent.
  *21.1  Subsidiaries of the Company.
   23.1  Consent of Arthur Andersen LLP.
  *23.2  Consent of Miller & Martin (included in Exhibit 5.1).
   24.1  Power of Attorney (included on signature page).
  *25.1  Statement of Eligibility of SunTrust Bank, Atlanta, N.A.
 **27.1  Financial Data Schedule.
  *99.1  Form of Letter of Transmittal.
  *99.2  Form of Notice of Guaranteed Delivery.
  *99.3  Form of Exchange Agent Agreement

--------
*  To be filed by Amendment.
** Submitted only with the electronic filing of this document with the
   Commission pursuant to Regulation S-T under the Securities Act.
*** Incorporated by reference to the Proxy Statement of the Company filed with the Commission on September 15, 1997.